24-10036

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Heritage Development, Inc.
(Exact Name of Issuer as Specified in Its Charter)

Minnesota
(State or Other Jurisdiction of Incorporation or Organization)

422 East County Road D
Saint Paul, MN 55117
(651) 481-0017
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Issuer's Principal Executive Offices)

Michael W. Schley, Esq.
Todd A. Taylor, Esq.
Larkin, Hoffman, Daly & Lindgren, Ltd.
7900 Xerxes Avenue South
1500 Wells Fargo Plaza
(952) 835-3800
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

6552
(Primary Standard Industrial Classification Code Number)

41-1860612
(IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

1. **Item 1. Significant Parties.**

List the full names and business and residential addresses, as applicable, for the following persons:

a. The issuer's directors;

Name	Business Address	Residential Address
Jeffrey A. Gardner	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126
Edward John Dobbs	422 East County Road D St. Paul, MN 55117	1559 Clippership Drive Woodbury, MN 55125

b. The issuer's officers;

Name	Business Address	Residential Address
Jeffrey A. Gardner, Chief Executive Officer	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126
Edward John Dobbs, Vice President	422 East County Road D St. Paul, MN 55117	1559 Clippership Drive Woodbury, MN 55125
Mark J. Dixon, Chief Financial Officer	422 East County Road D St. Paul 55117	4937 Pine Lane Eagan, MN 55123

c. The issuer's general partners;

Not Applicable

d. Record owners of five percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Jeffrey A. Gardner	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126
Edward John Dobbs	422 East County Road D St. Paul, MN 55117	1559 Clippership Drive Woodbury, MN 55125

e. Beneficial owners of five percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Jeffrey A. Gardner	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126

Edward John Dobbs	422 East County Road D St. Paul, MN 55117	1559 Clippership Drive Woodbury, MN 55125

f. Promoters of the issuer;

Name	Business Address	Residential Address
Jeffrey A. Gardner	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126

g. Affiliates of the issuer;

Name	Business Address
Heritage Development of Minnesota, Inc.	422 East County Road D St. Paul, MN 55117
Heritage Development of Minnesota, LLC	422 East County Road D St. Paul, MN 55117
Heritage Development of Wisconsin, Inc.	422 East County Road D St. Paul, MN 55117
Heritage Development of Indiana, LLC	422 East County Road D St. Paul, MN 55117
Heritage Development of Kansas, Inc.	422 East County Road D St. Paul, MN 55117
Assured Financial, LLC	422 East County Road D St. Paul, MN 55117
Hennessey Financial, Inc.	414 East County Road D St. Paul, MN 55117
Heritage Management, LLC	422 East County Road D St. Paul, MN 55117
HD Aviation, LLC	422 East County Road D St. Paul, MN 55117
BDH Homes, Inc.	422 East County Road D St. Paul, MN 55117
Toothpick, LLC	422 East County Road D St. Paul, MN 55117
Carrousel Plaza Townhouses, LLC	422 East County Road D St. Paul, MN 55117
Lakeridge Townhouses, LLC	422 East County Road D St. Paul, MN 55117

h. Counsel to the issuer with respect to the proposed offering;

Name	Business Address
Michael W. Schley	Larkin, Hoffman, Daly & Lindgren, Ltd. 1500 Wells Fargo Plaza 7900 Xerxes Avenue South Bloomington, Minnesota 55431

Todd A. Taylor — Larkin, Hoffman, Daly & Lindgren, Ltd.
1500 Wells Fargo Plaza
7900 Xerxes Avenue South
Bloomington, Minnesota 55431

i. Each underwriter with respect to the proposed offering;

Not Applicable

j. The underwriter's directors;

Not Applicable

k. The underwriter's officers;

Not Applicable

l. The underwriter's general partners; and

Not Applicable

m. Counsel to the underwriter.

Not Applicable

2. **Item 2. Application of Rule 262.**

Not Applicable

3. **Item 3. Affiliate Sales.**

Not Applicable

4. **Item 4. Jurisdictions in Which Securities Are to be Offered.**

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Minnesota – the Company's officers and directors will offer securities themselves pursuant to a registration statement filed with the Minnesota Department of Commerce.

Wisconsin – the Company's officers and directors will offer securities themselves pursuant to a registration statement filed with the Wisconsin Division of Financial Institutions.

5. **Item 5. Unregistered Securities Issued or Sold Within One Year.**

Not Applicable

6. **Item 6. Other Present or Proposed Offerings.**

Hennessey Financial, LLC, an affiliate of Heritage Development, Inc. by virtue of the common majority ownership of both companies by Jeffrey A. Gardner, is conducting a Rule 506 private placement of debentures in maximum principal amount of $30,000,000.

7. **Item 7. Marketing Arrangements.**

Not Applicable

8. **Item 8. Relationship With Issuer of Experts Named in Offering Statement.**

Not Applicable

9. **Item 9. Use of a Solicitation of Interest Document.**

Not Applicable.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

HERITAGE DEVELOPMENT, INC.	**Convertible Unsecured Redeemable Subordinated**
422 East County Road D	**Fixed-Rate Debentures**
Saint Paul, Minnesota 55117	**Three Year Term – 10% Interest**
(651) 481-0017	**Four Year Term – 11% Interest**
	Five Year Term – 12% Interest
Minimum $500,000	**Maximum $5,000,000**

Heritage Development, Inc. was incorporated in the state of Minnesota on December 19, 1996. Our principal business office is located at 422 East County Road D, Saint Paul, Minnesota 55117. Our telephone number is (651) 481-0017. We are a real estate developer primarily engaged in developing land which we then sell to builders for future residential properties. The proceeds of this offering will be used to provide us with additional capital to acquire and develop land in the regions that we currently operate, expand into new areas and for general working capital purposes. The minimum purchase is $5,000 in principal amount of debentures.

The offering will commence on ___________, 2003 and will end at 5:00 p.m., Minneapolis, Minnesota time, on ___________, 2004. Premier Bank of Maplewood, Minnesota will hold all funds of subscribers in an interest bearing escrow account until the minimum offering amount, $500,000, is reached or the offering is terminated, whichever is first. After the minimum amount has been reached, we will close on funds as they are received. Funds will be returned promptly with interest from the escrow account if the offering is terminated without selling the minimum offering amount. We reserved the right to accept or reject any subscriptions in whole or in part.

An investment in our debentures is speculative and involves a high degree of risk. There is no guarantee you will make money or even receive the return of your investment. See "Risk Factors" at page 7. Among the risk factors are the following:

The debentures are not secured and are subordinated to repayment of senior debt,

The debentures are not insured by the Federal Deposit Insurance Corporation or any other government or private agency,

Economic conditions may have a negative impact on our business,

There is no public market for the debentures or the shares of common stock which may be acquired upon conversion of the debentures and no market will ever develop,

The price of the debentures and the price at which they may be converted into shares of common stock have been arbitrarily determined, and

Our officers, directors and affiliated-companies may have conflicts of interest with us.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

Neither the Securities and Exchange Commission nor any state securities commission or regulator has approved or disapproved of these debentures or determined that this offering circular is truthful or complete. Anyone who tells you otherwise is committing a crime.

PUBLIC OFFERING PURSUANT TO REGULATION A

	Price to Public	Proceeds to Issuer [1]
Per Debenture	**$5,000**	**$4,500**
Total Minimum	**$500,000**	**$450,000**
Total Maximum	**$5,000,000**	**$4,500,000**

[1] Does not reflect approximately $80,000 in offering expenses.

THE DATE OF THIS OFFERING CIRCULAR IS _____, 2003.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this offering circular constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "continue" or the negative of these terms or other comparable terminology.

Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause our actual results to differ materially from estimates or projections contained in the forward-looking statements include:

- The state of the real estate development industry;
- Changes in the economy generally and interest rates specifically;
- Increases in government regulation and anti-development efforts;
- The condition of the real estate market generally and the residential market specifically;
- Our competitors' responses to our strategies;
- Our anticipated growth strategies;
- Anticipated trends in our business; and
- Our ability to control costs.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable law. Because of these risks, uncertainties and assumptions, the forward-looking events discussed in this offering circular might not occur.

We use market data and industry standards throughout this offering circular which we have obtained from internal surveys, market research, publicly-available information and industry publications. Industry publications generally state that the information they have provided has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the survey and market research we or others have performed is reliable, but we have not independently verified this information. We do not represent that any such information is accurate. None of the sources that we rely on for information about our industry has consented to the disclosure and use of their information in this offering circular.

SUMMARY

This summary includes an overview of the material terms of the offering which are discussed in detail in this offering circular. It does not contain all of the information that is necessary to make an informed investment decision. To fully understand the offering, you should read the entire offering circular carefully, including ''Risk Factors,'' consolidated financial statements and the related form of debenture before you decide to purchase these securities.

Overview

We are a residential real estate development company based in St. Paul, Minnesota. From 1988 to 1996, our executive officers owned and operated two previous businesses that conducted substantially the same business. Since 1996, we have acquired and developed land for residential communities in the Minneapolis-St. Paul and Milwaukee areas. In 1997, we opened a development office in Kansas City and in 1999, opened an office in Indianapolis. In the course of our predecessors' history, we have developed over 100 projects, many having two or more phases, ranging in size from 2 acres up to 200+ acres and have developed and successfully marketed over 5,000 residential lots.

We make money by selling our developed lots to home builders. Development of our typical project involves researching multiple potentially suitable development sites in growing communities. We identify what we believe to be the best sites based on location, price and permissible density of lots. We negotiate an option to purchase the site and then negotiate with the appropriate governmental authorities to obtain the necessary permits and approvals for development. We arrange financing of the purchase price from the seller, local banks or private lenders. Until we have received final governmental and environmental approvals, we usually do not actually purchase the land.

After we purchase the site and obtain the necessary permits and approvals, such as zoning, environmental, and utility hook-ups, we develop the lots for residential housing. Development involves utilizing third-party contractors to grade and finish lots, build streets and roadways and provide hook-ups to water, sewer and utilities such as electric, gas and cable.

We sell the developed lots to builders for construction of homes. In a few cases, we sell lots directly to homeowners. We develop many of our projects in phases (i.e. only a portion of the lots are developed at one time) due to the size of the site and the cost of developing the site. By developing large sites in phases, we can spread the costs of the development over several years.

Subsidiaries

We do not conduct any development activities ourselves, but rather conduct our operations through our subsidiaries (which, in turn, conduct most of their operations through project-specific subsidiaries). (We use "Heritage Development" to refer to ourselves. When we refer to any of our subsidiaries, we include their full name which includes the state in which they operate.) We currently have five subsidiaries operating in five metropolitan areas: Minneapolis-St. Paul, Milwaukee, Kansas City and Indianapolis. We believe our operations in different states provide us with some protection from the cyclical nature of the real estate economy. Each of our subsidiaries in the five states generally create an new subsidiary of its own to develop each project in order to limit losses related to any project to the amount of funds invested. In addition, conducting our operations through subsidiaries may help to eliminate or reduce our exposure to any legal or environmental liabilities incurred by our subsidiaries.

Our Development Focus

We are primarily a single-family (70% of our development projects) residential land developer. We also develop properties for townhouses (20%) and multi-family housing (10%). Beyond these traditional development models, many properties we acquire can be and are being laid out with a "planned unit design" approach. A planned unit design is one which allows for mixed densities of single-family, multi-family, apartments and commercial properties within a single development.

Existing Market Opportunities

Our goal is to grow the business of our four operating subsidiaries. We believe our Minneapolis-St. Paul and Milwaukee subsidiaries are well positioned to take advantage of growth trends. We recently opened our offices in Kansas City and Indianapolis because we believe both markets are attractive due to their population growth and favorable demographics. Although their operations are not as well developed as our more established Minneapolis-St. Paul and Milwaukee operations, we believe that these markets will prosper in future years. We currently have the right to purchase numerous tracts of land in each of our existing markets that should allow us to launch many new projects in the coming years.

New Markets

We are looking to expand our real estate development business into new geographic locations. We continue to search for attractive development markets throughout the United States. It is likely that we will open new offices once we have identified new markets which we believe have significant potential and the availability of experienced personnel to manage our operations. Our intention is that we will focus primarily on Midwest markets where between 8,000 and 15,000 new residential building permits are issued each year. Future expansion will also be geared toward growth patterns we have already identified in such places as Cincinnati, Ohio or Louisville, Kentucky (both of which are about 100 miles from our Indianapolis subsidiary) or a number of other areas. When looking for new markets, we seek markets that have government agencies and regulations that favor development. We also look for a large base of builders, a high number of residential permits issued, a diverse and growing employer base and other favorable demographic trends. We believe that in order to expand into one of these new markets we must hire a local manager with local experience to run that office. We intend to avoid large markets located on either the east or west coasts dues to the high degree of competition and fluctuations in real estate prices and demand.

Affiliate Relationships

We have several affiliates which whom we conduct business. We conduct a substantial amount of business related to our development operations with three of our affiliates, however, the majority of our business is conducted with non-affiliated parties. These three are Heritage Management, LLC, construction management company; Assured Financial, LLC, a construction and development lender for developers and builders; and Hennessey Financial, LLC, a subordinate real estate financing company for developers and builders. We also conduct a more limited amount of business related to our development operations with other affiliates and related to our acquisition of space and services from other of our affiliates. We believe that our relationships with our affiliates significantly strengthen our business. Two important factors in the success of our business are the ability to finance our development activities and our ability to sell our developed lots to builders and contractors.

While it is our intention to primarily engage in business with independent parties in order to increase our market penetration, we can and do engage in business with our affiliates if we believe it advisable. We believe that all of our contracts with our affiliates are at market rates and terms.

Competitors

We operate in a highly competitive environment. We compete with other real estate development companies and real estate brokers in developing and selling our properties. Most real estate development companies are locally-based, but have a high degree of knowledge and experience within that local area. In addition, there are many other real estate developers that operate within geographic regions, similar to ourselves. We compete against these companies in our markets much the same way we compete against local real estate developers.

Competitive factors in the market for developing lots include the ability to identify and economically acquire quality land, ability to economically and timely complete development activities, ability to market the developed properties to builders, and knowledge of the market.

Our headquarters are located at 422 East County Road D, Saint Paul, Minnesota 55117. Our telephone number is (651) 481-0017.

Summary of the Terms of the Offering

Securities Offered	Convertible unsecured redeemable subordinated fixed-rate debentures.
Minimum Purchase	$5,000; subject to waiver; the minimum purchased of each maturity of debentures is $1,000, subject to waiver.
Maturity and Interest Rate	At the time of subscription, each investor selects one or more maturity terms and interest rates.

Term	Annual Interest Rate
3 years	10.0%
4 years	11.0%
5 years	12.0%

Terms of the Debenture ....

Interest Payments. Interest on debentures will accrue from the date of purchase. For debentures sold prior to sale of the minimum of $500,000 of debentures, the "date of purchase" is the date that subscriptions for such minimum amount are accepted. Interest will be payable quarterly (on a pro rata basis in the first and last quarter of the term) on March 31, June 30, September 30 and December 31 of each year. After the debenture is issued, the interest rate applicable to a debenture will not be adjusted. See "*Description of Securities – the Debentures' Interest.*"

Conversion. The debentures are convertible at your option into our common stock at any time beginning the date one year after we accept your subscription for the debentures. The debentures will convert at a ratio of one share of common stock per $7.0262 of principal amount of your debentures. We have the right to redeem your debenture even after you have notified us of your intent to convert. See "*Description of Securities – the Debentures – Conversion.*"

Unsecured. The debentures are not secured by any of our assets. See "*Description of Debentures Offered – Unsecured.*" See "*Description of Securities – the Debentures – Unsecured.*"

Redemption at Our Election. The debentures are redeemable, solely at our option, in whole or in part, at any time prior to maturity or conversion on at least 20 days (but not more than 60 days) notice to you, without a premium, at a price of 100% of the principal amount of the debentures, plus accrued interest to the redemption date. If you have tendered your election to convert your debentures into common stock, we have the right to redeem your debentures, in whole or in part, without any notice to you, at the same price, including payment of accrued interest to the redemption date. See "*Description of Debentures.*" See "*Description of Securities – the Debentures – Redemption at our Election.*"

No sinking fund. The debentures do not require us to establish, and we do not intend to establish, any sinking fund or similar fund to help ensure repayment of the debentures. See "*Description of Securities – The Debentures – No Sinking Fund.*"

No Redemption at Your Election. You cannot require us to redeem the debentures. See "*Description of Securities – the Debentures – Redemption at your Election.*"

Subordination. The debentures are unsecured obligations and subordinated to all present and future senior indebtedness as defined in the debenture. The debentures have the same ranking and preferences as all of our other unsecured indebtedness unless such indebtedness is specifically subordinated to the debentures. The debentures do not restrict us from incurring any senior indebtedness. As of

September 30, 2002, we had no outstanding senior indebtedness. See *"Description of Debentures Offered - Subordination."* See "*Description of Securities – the Debentures – Subordination.*"

Transferability. The debentures are not transferable without our prior written consent. We do not generally intend to allow transfer except for intra-family transfers for estate planning purposes and then only upon notice to us and if such transfers comply with applicable securities laws. See "*Description of Securities – the Debentures – Transfers.*"

Use of Proceeds. We intend to use the proceeds from the sale of the debentures primarily to acquire and develop new land for our development activities. We also intend to use a portion of the proceeds to repay some or all of our high interest loans with private lenders.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth certain selected historical financial information that has been derived from and should be read in conjunction with our Consolidated Financial Statements, including the Notes thereto, which are included elsewhere in this offering circular:

	Year Ended December 31 (audited)					Nine Months Ended September 30 (unaudited)	
	1997	1998	1999	2000	2001	2001	2002
Consolidated Income Statement Data							
Revenue							
Total Revenue	$10,963,790	$10,559,814	$18,672,480	$15,959,444	$20,880,894	$9,805,077	$14,093,113
Cost of Sales	8,505,585	8,401,439	14,949,816	11,833,841	16,313,847	7,825,190	11,689,435
Gross Margin	2,458,205	2,158,375	3,722,664	4,125,603	4,567,047	1,979,887	2,403,678
Holding Costs	1,357,564	900,263	1,491,018	971,619	640,740	452,886	724,827
Income Before Admin	1,100,641	1,258,112	2,231,646	3,153,984	3,926,307	1,527,001	1,678,851
Admin and Other	712,888	660,792	979,549	1,773,315	2,304,882	1,311,558	1,559,805
Net Income	$387,753	$597,320	$1,252,097	$1,380,669	$119,046	$215,443	$1,621,425

	December 31 (audited)			September 30 (unaudited) actual		September 30, 2002, as adjusted Assuming Sale of	
	1999	2000	2001	2001	2002	Minimum	Maximum
Consolidated Balance Sheet Data							
Assets							
Cash	$990,154	$155,323	$241,057	$137,440	$227,022	$227,022	$227,022
Restricted Cash	178,387	263,293	531,058	126,547	96,364	96,364	96,364
Land held for development	3,686,169	8,160,828	7.971,754	6,997,620	7,750,437	8,000,437	10,250,437
Development in process	4,309,123	15,882,254	17,691,086	14,174,691	21,963,933	21,963.933	21,963,933
Completed development	9,430,911	4,393,672	3,023,778	11,775,569	8,679,088	8,679,088	8,679,088
Related party receivables	609,680	1,130,988	1,567,163	1,267,187	639,695	639,695	639,695
Fixed assets, net	250,846	287,174	744,368	918,867	813,591	813,591	813,591
Notes receivable	2,208,268	594,185	57,437	54,185	189,897	189,897	189,897
Other assets	3,094	14,336	136,030	15,045	15,596	15,596	15,596
Total Assets	$21,666,632	$30,882,053	$31,963,731	$35,467,781	$40,375,623	$40,625,623	$42,875,623
Liabilities							
Accounts payable	$2,001,248	$2,820,340	$2,486,953	$2,003,608	$2,462,787	$2,462,787	$2,462,787
Accrued interest	362,483	817,485	781,401	1,234,531	1,236,586	1,236,586	1,236,586
Accrued real estate taxes	84,587	53,976	107,259	55,807	55,684	55,684	55,684
Special assessments payable	1,186,722	1,029,397	128,497	77,775	49,289	49,289	49,289
Related party payables	231,706	434,151	26,473	--	-	-	-
Est'd cost to complete lots sold	278,038	575,302	621,781	638,758	282,009	282,009	282,009
Notes payable	15,073,696	22,557,591	23,935,078	28,363,494	32,317,305	32,067,305	29,817,305
Debentures payable	--	--	--	--	--	500,000	5,000,000
Customer deposits	509,200	299,490	347,500	650,700	316,500	316,500	316,500
Other liabilities	47,951	48,904	49,947	17,020	23,101	23,101	23,101
Total liabilities	19,775,631	28,636,636	28,484,889	33,041,693	36,743,261	36,993,261	39,243,261
Stockholders' Equity							
Common stock	781,259	781,259	781,259	781,259	781,259	781,259	781,259
Retained earnings	1,109,742	1,464,158	2,697,583	1,644,829	2,851,103	2,851,103	2,851,103
Total Stockholders' Equity	1,891,001	2,245,417	3,478,842	2,426,088	3,632,362	3,632,362	3,632,362
Total Liabilities and Equity	$21,666,632	$30,882,053	$31,963,731	$35,467,781	$40,375,623	$40,625,623	$42,875,623

RISK FACTORS

Investing in our debentures involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this offering circular before making an investment decision regarding our debentures. The risks described below are not the only risks we face. Additional risks and uncertainties that we have not yet identified or that we currently consider to be immaterial may also materially and adversely affect our business, financial condition, results of operations and/or the value of our common stock. One or more of these risk factors could cause you to lose all or part of your investment. The sequence in which these risk factors are presented is not an indication of which of these factors we considered to be most important.

Risks Related to Debentures

The Debentures are not secured by any collateral.

The debentures are not secured by any of our assets or other collateral. The holders of debentures have the same rights as all of our other unsecured indebtedness.

Repayment is subordinated to, and may be limited by, the terms of any future senior indebtedness.

The repayment of principal and interest on the debentures is subordinated to the repayment of principal and interest on any senior indebtedness. As of September 30, 2002, we had no outstanding senior indebtedness and, although we do not currently intend on incurring any senior indebtedness in the future, we may choose to do so at any time in the future, in connection with our intended expansion of our business or otherwise. In the event of a default on any secured or senior indebtedness or our liquidation, all secured and senior indebtedness must be paid prior to any payment of principal or interest on the debentures

There are no restrictions regarding the amount or nature of any senior indebtedness we may incur in the future.

The debentures do not contain any restrictions on the amount or nature of senior indebtedness we may incur in the future. If we do incur senior indebtedness in the future, we may be required to cease making quarterly interest payments on the debentures if making such payments would prevent us from making payments due pursuant to the terms of the senior indebtedness or cause us to be in default of any covenants of such senior indebtedness. We may also be required to make principal and interest payments on the senior indebtedness prior to making any principal payments on the debentures. In addition, in the event of a bankruptcy or liquidation of our company or assets, we will have to repay the principal and accrued interest due, plus any penalties, pursuant to the terms of the senior indebtedness, before we can repay the principal and accrued interest on the debentures.

There is no sinking fund to ensure repayment of all or a portion of the debentures.

We have not established, are not required to establish, and do not intend to establish, any sinking fund or similar fund. A sinking fund is a fund into which the issuer of debentures pays a certain amount of the principal of the debentures each year over the term of the debenture. Such a sinking fund would be used to pay (or even prepay) all or a portion of the principal amount of the debentures at the expiration of their terms. We intend to repay the principal amount of the debentures at maturity using our cash flow from operations or the proceeds from the sale of additional debentures or other securities, if we are able to sell such securities. If we are unable to repay the principal amount of the debentures when due from cash flows from our operations or from other sources of cash, including sales of additional debentures or other securities, you will have to declare the debenture in default and exercise your rights to collect the amounts due under your debenture. We may not have sufficient resources to repay the debentures if we are in default and you could lose all or part of your investment.

You must rely on our cash flow from the operation of our subsidiaries and other sources for repayment.

You must rely on the net cash flow from the operations of our subsidiaries and external sources of capital for repayment. If our subsidiaries cannot continue to generate sufficient cash flows from operations or our subsidiaries are unable to transfer cash to us (either because it owes debts to its creditors who are entitled to be paid before funds may be transferred to us, or otherwise) when needed or if we cannot obtain capital from external sources sufficient to repay the debentures, you may lose all or part of your investment.

There is no indenture agreement.

We have not entered into an indenture or trust agreement with any bank or other company that might otherwise act as your agent to protect your rights pursuant to the debentures. You will be responsible for monitoring our compliance with the terms of the debentures and taking appropriate action if we are in default under the terms of the debentures.

The debentures have only limited covenants.

The debentures do not include many covenants often contained in debentures, including collateral or security requirements, limits on senior debt, limits on dividends or other distributions to shareholders, sinking fund requirements, ratios related to assets or revenues, or requirements for audits. The covenants that do exist in the debentures are not designed to protect you in the event of a material adverse change in our financial condition or results of operations. These covenants do not place any restriction on our ability, among other things, to create or incur secured or senior indebtedness. The debentures do not contain covenants specifically designed to protect you in the event of a highly leveraged transaction involving our company.

We may redeem the debentures at our option, without payment of any premium.

We may, in our sole discretion, redeem all or any portion of the outstanding debentures at any time or from time to time prior to maturity or conversion on at least 20 days (but not more than 60 days) notice to each holder of debentures to be redeemed. If you have tendered the debentures to us for conversion into common stock, we may, in our sole discretion, redeem all or any portion of the debentures tendered instead of issuing common stock to you. We do not have any right to redeem any common stock issued to you upon conversion of the debentures (although we may redeem the debentures at the time you tender them for conversion). In the event of redemption, you will be paid 100% of the principal amount plus accrued but unpaid, interest but without payment of any premium. We are most likely to redeem the debentures if we are able to obtain funds at interest rates which are lower than the debentures or on terms better than the debentures. If we redeem your debentures, you may not be able to reinvest your principal at an interest rate that is equal to or higher than the interest rates of the debentures. If less than all the debentures are to be redeemed, the particular debentures to be redeemed will be selected by us by any method as we select.

You do not have the right to require us to buy back your debentures or the shares of common stock issuable upon conversion of the debentures.

The debentures do not contain provisions that require us to repurchase or redeem the debentures at your request or upon the occurrence or non-occurrence of any events. While we have the right to buy your debenture at our option, you cannot rely on our willingness to do so if you request.

The debentures also do not contain provisions that would require us to repurchase any shares of common stock that may be issued upon conversion of the debentures. Once you have converted your debenture into shares of our common stock, you must bear the economic risk of common stock ownership.

The debentures are not insured deposit accounts, and you will not enjoy any benefits or protections provided by the Federal Deposit Insurance Corporation or any other Federal or State governmental or any private agency.

Neither the Federal Deposit Insurance Corporation nor any other governmental or private agency insures the debentures offered by us. You will be dependent solely upon our ability to repay the debentures. The debentures are not guaranteed by our principals, and our principals are under no obligation to make payments on the debentures.

If you convert your debentures into shares of our common stock, you will lose significant rights provided by the debenture agreement.

If and when you convert your debenture into common stock, you will give up your rights to payments of interest, your right to be repaid upon maturity of your debenture, and will be last in priority for any payments upon our liquidation, winding up, or bankruptcy.

There are significant transfer restrictions on the debentures, and no trading market for the debentures or the common stock.

The debentures and the shares of common stock issuable upon conversion of the debentures will not be listed on any securities exchange or authorized for quotation on any market. There is no public market for the debentures and no public market will ever develop. There is no market for our common stock and no market will ever develop. It is unlikely that you will be able to sell the debentures or the shares of common stock issuable upon conversion of the debentures.

<u>Risks Related to Offering</u>

This offering is being conducted on a "$500,000 minimum -- $5,000,000 maximum" basis

The offering is being conducted on a "$500,000 minimum $5,000,000 maximum" basis. The minimum dollar amount of debentures is required to be sold before any funds may be received or used by us. There is no minimum dollar amount of any of the various debentures that must be purchased before we can receive any funds; the only limitation is on the aggregate amount of the funds which must be received. Actual proceeds realized from the offering may be significantly less than the possible maximum net proceeds. Although we are not relying on any proceeds from this offering to conduct or expand our business, we may rely upon the proceeds of this offering to increase the rate of our expansion or to reduce our cost of capital by repaying higher interest rate obligations. If we sell only the minimum amount of debentures offered hereby, we will only be able to undertake small increases in our rate of expansion or pay off small amounts of higher interest rate obligations.

The proceeds from this offering will be deposited into an escrow account until we have received investments equal to the minimum offering amount of $500,000.

You will not have access to your investment or the right to cancel your investment once you have delivered your subscription agreement and check to our escrow agent. The escrow account will earn interest and, if your money is to be returned because we did not raise the minimum offering amount, you will be paid your pro rata portion of that interest. However, any interest you might be paid will be significantly less than the interest the debentures would have paid or the interest or return on your investment you might otherwise have be able to obtain. There is no minimum offering amount with respect to each of the three maturity dates of our debentures. The only minimum offering amount is an aggregate of $500,000, including sales from all three maturity dates of debentures.

<u>Risks Related to our Business</u>

If we are unable to identify suitable land, acquire such land at a reasonable cost, acquire governmental and environmental approvals, develop such land in a timely manner and at a reasonable cost and find buyers for such land at satisfactory prices, we will not succeed in operating our business, will lose money and may not be able to repay the debentures.

Our business is reliant upon a number of factors, each of which must be managed successfully in order for us to succeed.

- We must be able to identify land that builders and homeowners will want to buy and build houses upon. This involves conducting extensive and detailed analysis of
  - population growth trends,
  - new business development trends,
  - political attitudes towards development and
  - the strength or weakness of the economy in general, current interest rates, and the real estate markets.

- After we have identified land that we believe will be sought after by builders and homeowners, we must acquire that land. In order to do so, we must be able to negotiate successfully with the land owners and agree upon a purchase price that is acceptable to both parties. We rely on banks and private lenders to lend us the money to purchase the land. We may be required to compete against other developers to acquire land. Sometimes those competitors have greater resources than we do and so can offer more for the land.
- After we have agreed to purchase the land, we must obtain the approval of the local government agencies for zoning that will allow our development on the land, as well as approvals for sewer and water hook-ups, road construction and grading and similar matters. We must also receive approval to build our development from environmental authorities. This entails a study of the land's water table, animal and vegetation populations and whether there is any toxic or other waste that must be removed.
- After we have received the necessary approvals, we must develop the land in a timely manner and at a reasonable cost. We rely on financing from banks and other lenders to pay for the construction.
- After we have started development, and have identified lots within the development, we must sell those lots, often in blocks, to builders.

If we are unsuccessful in properly and timely executing any of the above steps, our ability to generate a profit, or to recover our investment, may be harmed.

We rely on a third-party to assist us in determining where to acquire land for development.

We rely on a third-party to assist us in our analysis of land development patterns and the selection of land for development. Although we believe there are multiple parties who could provide this service for us, we could experience delays if we change, or are required to change, the provider of these services. This provider could cease supplying these services to us for many reasons such as its or our financial difficulties, its labor shortages, regulatory issues, or more lucrative opportunities. Any required change in provider would significantly harm our ability to identify suitable properties for purchase and development and could result in lower sales and revenues.

We are involved in business transactions with companies with common equity ownership.

Our business includes numerous transactions with entities majority owned by our shareholders and management. The most significant transactions are:

- Heritage Management and BDH Homes are builders of owner occupied multi-family homes which purchased developed lots from us.
- Carrousel Plaza Townhomes and Lakeridge Townhomes have purchased lots from us;
- Assured Financial and Hennessey Financial provide financing to our subsidiaries acquiring and developing properties.
- Toothpick, LLC leased office space to us until we purchased our office building from Toothpick; and
- HD Aviation Services provides transportation services to us.

If any of our affiliated entities becomes unable or unwilling to do business with us, our business might suffer because we will no longer have a willing buyer of our lots (in the case of Heritage Management, BDH Homes, Carrousel Plaza Townhomes and Lakeridge Townhomes), ready access to their capital (in the case of Assured and Hennessey), or their aviation services (in the case of HD Aviation).

On a less frequent or single project basis, we engage in other transactions with other entities owned by our affiliates. Although we believe that all of our transactions with our affiliates have been and currently are, and we intend that future transactions will be, at prices and on terms consistent with prevailing market conditions, there can be no assurance that such belief is accurate..

Our operating and financial results fluctuate with industry and economic conditions

We derive our revenues principally from the development and sale of newly-developed residential properties in the Minneapolis-St. Paul, Milwaukee, Kansas City and Indianapolis metropolitan areas. Factors that affect our ability to sell our properties at a profit include changes in:

- interest rates,
- costs of construction material and labor,
- costs of land, and
- costs of complying with governmental and environmental regulations

These factors, among other things, could cause an increase in our costs to develop our properties or could adversely affect the value of our properties. Factors that affect the ability or willingness of builders or homeowners to buy our properties include changes in

- consumer income,
- consumer confidence, and
- the availability and terms of financing to home builders and owners

These factors, among other things, could cause prospective purchasers of our properties to defer or terminate plans to purchase our properties, or could adversely affect the value of our properties thereby negatively impacting our sales and cash flows.

Our business will suffer if interest rates vary significantly.

Our business is dependent upon the availability of financing (to us, builders, and to prospective homeowners) with favorable interest rates and terms. Our projects have a lengthy development cycle, often in excess of 18 months and during that time, interest rates can vary significantly. If interest rates were to significantly increase, we would find it difficult or even impossible to purchase land at prices that would enable us to develop lots at prices that would make it economically feasible and desirable for us to do so. If we become unable to obtain loans at reasonable rates, our business would be harmed.

Current low interest rates have resulted in a market that is favorable to new developments and building. Because of this, we have experienced high levels of sales and cash flows from our developments. During times of high interest rates, our sales and revenues tend to decline as homebuyers are less willing to purchase a new home, especially a higher priced home. As a result of this decreased home buying, builders are less active in seeking new developments in which to purchase lots. Because we sell primarily to builders, any decrease by them in their purchase of lots in our developments would harm our business.

The real estate development business is seasonal due to restrictions on development and construction in winter.

The real estate development business, particularly in northern tier states that experience a significant winter, such as Minnesota and Wisconsin (where a substantial amount of our operations are conducted), is subject to the effects of winter. Spring weight restrictions on many roads, as well as frost and heavy snow, hamper the ability of heavy machinery (which is necessary for development) to move from location to location. Shorter daylight hours reduce the length of the workday during the winter. A long and/or particularly severe winter could significantly delay progress on our developments which, in turn, could reduce our cash flows during the spring when we would otherwise complete and sell many of our newly-developed lots.

If homeowners become less willing to build homes which are distant from metropolitan area centers, our business would be harmed.

Our historic growth has been largely based on the willingness and ability of homeowners to purchase houses outside of traditional city boundaries. These homeowners have been willing and able to bear the increased expenses incurred due to longer commute distances and greater wear on their vehicles and willing to locate further away from cultural, sporting and travel concentrations usually located within city boundaries. Because of these trends, the need to develop residential properties in an ever-increasing area outside of traditional city boundaries has grown at a very high rate in the past decade. In the event that these trends in the willingness or ability of homeowners to live further outside traditional city boundaries should reverse or cease, there may not be sufficient number of home buyers willing to purchase houses located in our developments. If this were to occur, our sales of lots and cash flows would be significantly reduced.

We currently operate exclusively in the mid-western region of the United States and any economic or other conditions that negatively affect this region will harm our business.

We currently conduct our operations solely in the mid-western United States, including the Minneapolis-St. Paul, Milwaukee, Kansas City and Indianapolis metropolitan areas. Because we have not yet diversified our operations beyond these areas, our operations would be harmed if the economy in this region were to falter or enter a recession or if the labor market were to experience significant increases in wages, benefits or significant decreases in the unemployment rate.

We intend to enter new markets. If we are unable to do so, our ability to expand our operations will suffer.

We believe that we need to expand into new markets in order grow. Entering into new markets requires significant expenditures of resources, including management time in identifying and assessing potential new markets, including markets which we chose not to enter. We must hire new staff, including persons familiar with local zoning and regulatory issues, governmental procedures, homebuyer preferences and demographic and population growth trends. We also must market our business to local builders, lenders and other real estate professionals, and obtain financing in each new market. If we are not able to expand despite our efforts to do so, we will have diverted significant staff time, financing, and other resources with no resulting benefit. Even if we are able to establish operations in a new market, in order to successfully compete against local developers, we will need to obtain needed governmental approvals on a timely and cost effective manner, find builders or other buyers for our lots and obtain services from suppliers in a timely and cost effective manner. Any of these factors, if it were to occur, would harm our business. We may not be able to afford to expand into other markets without curtailing our development efforts in our existing markets.

We rely on banks and other lending sources, including some of our affiliated companies, to loan us the money we need to purchase and develop our land.

We finance the acquisition of the land for our developments and the costs associated with the construction of developments by borrowing from banks and other financing sources, such as specialty real estate lenders as well as private individuals. Our practice has been that Heritage Development, Inc. does not incur of this debt. Instead each project-specific subsidiary undertaking a project (we generally form a separate subsidiary for each project) obtains financing. If a subsidiary is unable to obtain financing on favorable or acceptable terms for a development, we may not be able to develop the property at our anticipated cost or we may not be able to develop it at all. If this inability were to occur other than on a limited number of isolated projects, our ability to conduct our operations would be seriously harmed and we would have to significantly curtail our operations in one or more markets or cease operations in these markets entirely.

Within the past year, we have been required to guarantee the land purchase and construction loans of our subsidiaries. If any of our subsidiaries is unable to make its payments of interest or principal on a loan we have guaranteed, we will be liable to the lender for repayment on the loan. While we would likely attempt to complete and sell the subject development in order to repay the loans, we may be unable to do so for an amount equal to or greater than the amount of the loan or sell the property at all. If we were required to repay the loans of our subsidiaries pursuant to our guarantees, our cash flows could be seriously harmed, and this could result in our in our inability to pay quarterly interest payments on the debentures, or even repay the principal when due. If our lenders become unwilling to accept guarantees by us of our subsidiaries' loans, we would have to find other lenders or sources of cash for our development activities, and we cannot be assured that we would be able to do so on terms acceptable to us or at all. If we are unable to obtain development loans, our business would be seriously hurt.

We have obtained development loans from two of our affiliated companies, Assured Financial, LLC and Hennessey Financial, Inc. These loans have not accounted for a significant portion of our loans and we do not anticipate that they will in the future, but if our affiliates were unable or unwilling to provide financing for our developments, we would be required to find alternative financing, of which there can be no assurance.

In addition to banks and other financing sources, such as specialty real estate lenders, who customarily only lend up to 65% of the value of a development, we historically have financed the remainder of the development costs for each project by short-term (9-18 month) loans from private investors (generally individuals with significant net worth.) These short term loans generally have been at higher interest rates than loans from banks and other commercial lenders. While we intend to use a portion of the proceeds of this offering to replace these private loans, we may choose to continue obtaining financing from these private investors. The portion of the proceeds of this offering which we choose not to use to increase our development activities may not be adequate to entirely replace our funding needs from these private lenders. If we are unable to obtain financing from these private individuals or other sources at terms acceptable to us or at all, we may be forced to curtail or even cease operations.

When our subsidiaries finance development projects by borrowing money from banks, specialty real estate lenders and private investors, these lenders require our subsidiaries to grant them one or more mortgages in each property so that if our subsidiaries default in making interest or principal payments, such lenders may repossess and sell the property to repay their loan. Sales in a foreclosure are generally at lower priçes than sales made in the ordinary course of business. If we are unable to make the payments on these loans when due, we may lose our investment in the development project and both our financial condition and our reputation will suffer.

Although Jeff Gardner and John Dobbs have typically guaranteed our development loans, they may not be able or willing to do so in the future.

Jeff Gardner, and to a lesser extent, John Dobbs, have personally guaranteed the financing of our development activities through our subsidiaries. Neither of them is contractually or otherwise required to furnish such guarantees. If Jeff Gardner or John Dobbs becomes unable or unwilling to guarantee new development loans for our subsidiaries or our lenders become unwilling to accept their guarantees, our subsidiaries may not be able to obtain the financing they need to purchase and develop land. Our subsidiaries would be required to find new sources of cash for their actives and we cannot assure you that they would be successful in doing so on similar terms or at all.

We operate on a leveraged basis with high debt-to-equity ratios.

Because we do not finance our development activities through our own capital, but rather from the proceeds of loans from banks or other specialty real estate lenders, we operate on a highly leveraged basis. Until we sell our lots, we are at risk for the entire amount of loans incurred, plus our own equity investment. Our costs are subordinated to the repayment of the first and second position lenders from the sale of lots. Because of this leverage, any loss related to a development would likely have a more significant impact on us than would a similar loss of a less highly-leveraged development project.

We are subject to governmental regulations and environmental controls that may make it expensive or even impossible for us to develop a property.

The projects we develop and propose to develop are subject to federal, state, multi-county authorities (such as the Metropolitan Council in Minnesota), utility districts affecting multiple counties, county and local regulations. These authorities administer statutes and rules regulating zoning, environmental and developmental matters, wetland preservation, building size, design and density requirements. These rules vary from place to place and there are multiple layers of regulations, such as state, county and local regulations, affecting each development. The authorities that administer these regulations are often subject to frequent turnover in staff and administrators, which can lead to variations in the application of their rules and policies. In addition, the regulations of one jurisdiction may conflict with the regulations of another jurisdiction,

These requirements can limit the number of home sites within a development and can delay or even prevent the development of a particular site. Restrictions on the number of home sites within a development could reduce or even eliminate our ability to sell enough lots to make a profit on a development. If this were to occur, we would likely abandon the development. In this case, we would have lost our money spent on exploration, testing and seeking preliminary approvals and in some cases, our earnest money on the land.

We must obtain numerous government approvals, licenses, permits and agreements before we can begin development. In addition, the continued effectiveness of permits already granted is often subject to factors such as changes in policies, rules and regulations and the issuing agencies' interpretation and application of their rules and to our timeliness. While we attempt to conduct our development activities in localities we consider to be pro-development, we cannot be assured that our assessment will be correct or that the political climate will not change. Future changes in these requirements, as a result of changes in voter sentiment and elected officials and as a result of changes in accepted practices related to development and/or future technical, archeological or other concerns, may prevent, delay or make more costly our efforts to develop properties we have acquired for development or are then developing. These regulations affect construction activities and may result in delays or cause us to incur substantial compliance costs or to cancel the development all together.

Our success will depend on the continued availability of well located suitable properties for purchase and development.

Our success is and will be dependent on our ability to identify and acquire, at acceptable prices and terms, properties that are suitable for residential development. Properties must offer attractive physical qualities, such as topography suitable to the construction of roads and other infrastructure and building of houses. Our practice has been, and we intend that it will continue to be, to develop properties which have good access to a mid-sized metropolitan area (approximately 8,000 to 15,000 residential construction permits issued per year). Our inability to acquire such properties would limit our business.

A decline in real estate values could hurt our business.

Our business may be adversely affected by any decline in real estate values which could reduce our ability to sell our lots at prices that would allow us to recover our development costs or be profitable.

We have significant future capital needs in order to grow our business and we are uncertain of our ability to obtain additional funding.

While we do not currently require any additional funding, including the proceeds from the debentures offered hereby, to continue our operations as planned, our ability to expand our operations in our current markets and into new markets would be harmed if we are unable to obtain significant capital from sources other than our operations and bank loans used to finance the acquisition and construction of our properties. Such sources include the debentures offered hereby and other investments by private individuals. In addition, if the state of the economy generally or of the real estate market specifically declines, our current sources of financing may be unable or unwilling to lend us money on terms that are favorable to us. If this happens, we may not be able to continue our operations as currently planned and we may have to curtail or suspend some or all of our development efforts. There can be no assurance that our estimates of anticipated capital needs is accurate or that new business developments or other unforeseen events will not occur which may result in the need for additional financing in the near future.

We will continue to experience intense competition.

We operate in a highly competitive environment. Although the determination of which factors are most significant varies by the geographic markets in which we operate, we compete with other developers and real estate brokers in acquiring, developing and selling properties. Some of our competitors have substantially greater financial and other resources.

Our business could suffer if there are more terrorist attacks in the United States.

The September 2001 terrorist attacks in the United States caused major instability in the United States financial markets. These attacks, and the responses thereto by or on behalf of the United States government, have lead to armed hostilities and may lead to further acts of terrorism in the United States or against interests of the United States located elsewhere, which may cause further declines or volatility in the United States financial markets or economic conditions. These and any future events would likely cause disruption in our business including reductions in demand for our land developments. Events such as these could harm our revenues, cash flow and ability to make principal and interest payments on our debentures when due.

We depend upon our key employees.

Our success depends and will depend upon the efforts of our management and other key personnel, including, without limitation, Jeffrey Gardner, John Dobbs and Mark Dixon. We do not currently maintain key person life insurance on Jeff Gardner, but we are in the process of applying for a $10 million policy. There is no assurance that we will be able to successfully obtain this insurance, or maintain it once it is in place. We also cannot guarantee that the amount of this coverage will be sufficient for our needs or its cost will be acceptable. We do not intend to obtain key person life insurance on John Dobbs or Mark Dixon. Pursuant to the terms of a stock restriction agreement executed by both Jeff Gardner and John Dobbs, if either one were to die, become disabled or were terminated, we would have to repurchase their shares of our common stock. The insurance we are seeking on Mr. Gardner is intended, in part, to allow us to fund such a repurchase obligation, but we cannot guarantee that the amount of the insurance would be sufficient to repurchase Mr. Gardner's stock. Further, none of our employees are subject to employment, or confidentiality agreements, although both Jeff Gardner and John Dobbs are subject to limited non-compete agreements. Accordingly, the loss of the services of any one or more of these individuals would harm our business.

We are subject to possible environmental liabilities.

Under various federal, state, and local environmental laws, ordinances, and regulations, we may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at properties we currently own, have previously owned or may acquire in the future, and/or may be liable to a governmental entity or to third parties for property damage and/or for investigation and cleanup costs incurred by such parties in connection with such contamination. Such laws typically impose cleanup responsibility and liability without regard to whether the owner knows of or caused the presence of the contaminants. The liability under such laws has been interpreted to be joint and several among potentially responsible parties unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of hazardous or toxic substances may be very substantial, and the presence of such substances, or the failure to properly remediate the property, could adversely affect our ability to sell such a property or to borrow using such property as collateral.

Some environmental laws can create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with clean-up of contamination. As the owner of a site, we may be subject to common law claims by third parties based on damages resulting from environmental contamination at a site. While we take steps to inspect the land we intend to purchase for environmental problems and we condition our acquisitions on satisfactory environmental assessments, if we fail to detect an environmental problem until after we have closed on the purchase of that land, we may be required to pay for the clean-up and removal of any hazardous or toxic waste on the property.

Our management has discretion in the use of proceeds.

We intend to use the proceeds of this offering of debentures to expand our real estate development activities, reduce our borrowings from private investors other than banks and specialty real estate lenders and, to a lesser extent, provide working capital. Accordingly, our management will ultimately have broad discretion to allocate the net proceeds of this offering and to determine the timing and appropriateness of various expenditures.

Our management will exercise voting control.

Our management currently owns 100% of our outstanding shares of common stock. Even if all the Debentures are sold and converted, our management would own 76% of our outstanding shares of common stock and the holders of the Debentures offered hereby would own only 24% of the outstanding shares of common stock. Even if all the Debentures are sold and converted, the debenture holders would not be able to exercise any control over our affairs.

USE OF PROCEEDS

Net proceeds to us from the offering will be between approximately $420,000 upon the sale of the minimum and $4,920,000 upon the sale of the maximum principal amount of the Debentures after deducting expenses of the offering, estimated to be $80,000. See "Plan of Distribution." The following table sets forth our current intentions regarding use of the net proceeds from the offering:

Application of Net Proceeds	Assuming Sale of Minimum	Assuming Sale of Maximum
Land development activities and repayment of current debt	$350,000	$4,850,000
Working capital	$ 70,000	$ 70,000
Total net proceeds	$430,000	$4,930,000

We have not determined the specific allocation of the proceeds between land development and repayment of current debt. We will make these choices based upon our assessment of the real estate and financial markets as they exist from time to time. If we believe real estate prices are lower than we expect they will become, we will likely allocate a higher portion of these proceeds to acquiring land and developing projects. Conversely, if we believe real estate prices higher than we expect, we will likely allocate a higher portion of these proceeds to repaying existing debt.

Land Development

We will use a portion of the proceeds from the sale of these debentures for our development activities. These developments will be similar to our current development activities, including expansion into new markets. We may or may not use the proceeds to enter into new markets as we determine in the future based on our assessment of future markets. We expect to allocate the net proceeds of this offering between our subsidiaries as opportunities develop.

This portion of the net proceeds will be used to purchase additional tracts of land for development or to pay for the costs of development. We will select projects of appropriate size, either of land already under contract for purchase or land we have determined might be suitable for future acquisition. Each of our projects usually receive the bulk of their financing (usually 75% to 80% of the total project cost) from banks or other financing companies. The remaining portion to be financed (about 20% to 25%) may come from the proceeds from these debentures. We believe that as little as $100,000 of proceeds would be adequate to launch one or more smaller development projects. If we sell more than the minimum amount offered in this offering, we may pursue larger projects or a larger number of small to mid-sized projects.

Repayment of Current Debt

Another use of a portion of the net proceeds from the sale of these debentures will be to repay existing higher interest rate debt. As of September 30, 2002, we owed $2 million to private investors related to our development activities at interest rates ranging up to 20% and with maturities of generally two to three years. As mentioned in the discussion of our business, the majority of our development-specific financing is from senior lenders such as banks. We have received much of our remaining development-specific project financing from subordinated lenders. The interest rates we pay on subordinated financing is significantly higher than rates charged by banks and specialty real estate lenders and is also higher than the interest rates of the debentures offered hereby. Therefore, we may use a portion of the proceeds to repay some or all of our current subordinated debt.

Working Capital

A portion of the proceeds will be used to fund our general working capital needs. Such needs include, but are not limited to, employee compensation, benefits, administration and other miscellaneous items.

The foregoing allocation of net proceeds is based on our assumptions concerning our business objectives, finances and other matters. If our current assumptions are not accurate, or other unforeseen conditions or opportunities affecting our business arise, there could be material changes to our operational expectations. Therefore, we could find it advisable to allocate the net proceeds of the offering in a manner different from that described above. Pending application of the net proceeds, we intend to invest funds in short-term interest-bearing accounts.

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis with our subsidiaries as of September 30, 2002, and as adjusted to give effect to the sale of the minimum and maximum number of debentures offered in the offering and application of the net proceeds from such sale. See "Use of Proceeds."

	September 30,2002		
		As Adjusted For Sale of Debentures	
	Actual	(Minimum)	(Maximum)
Long-term debt	$32,317,305	$32,817,305	$37,317,305
Total long-term debt	32,317,305	32,817,305	37,317,305
Common stock	781,259	781,259	781,259
Retained earnings	2,851,103	2,851,103	2,851,103
Total shareholders' equity	3,632,362	3,632,362	3,632,362
Total capitalization	$35,949,667	$36,449,667	$40,949,667

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included as Appendix A to this offering circular. This offering circular contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" for more information related to the risks we face. Factors that could cause or contribute to such differences include, but are not limited to:

- The amount of proceeds received from this offering;
- General economic conditions;
- Economic conditions in the real-estate market;
- Interest rate changes;
- Our ability to expand our business in our existing markets;
- Our ability to expand our business into new markets; and
- Governmental and environmental regulations.

General

Heritage Development is a residential real estate development company headquartered in St. Paul, Minnesota. We have been acquiring and developing land for residential communities in the Minneapolis-St. Paul and Milwaukee areas since 1996. We conduct our operations in four metropolitan areas: Minneapolis-St. Paul, Milwaukee, Kansas City and Indianapolis.

We generate our revenue principally from the sale of developed residential lots. We develop lots for single family homes, multi-family homes and townhouses for sale to builders, and to a lesser extent, directly to home buyers. We serve as the manager of these projects while reputable general contractors manage the construction. In this way, we can effectively control large projects while limiting our overhead.

Revenues

We derive our revenues primarily from the sale of developed residential lots. We acquire undeveloped land and install the necessary infrastructure to support future residential or commercial building projects. This process involves grading and installing sewer, water and streets. We sell our developed lots to builders and contractors.

Revenue from the sale of developed land is recognized when each of the following criteria are met:

- The period of cancellation with refund has expired.
- Cumulative payments received of principal and interest exceed 10% of the contract price.
- The remaining amount due related to the project is deemed collectible.
- The receivable from the sale is not subject to subordination to other loans on the property.
- Development is complete or an estimated cost to complete the improvements to the sold lot can be reasonably estimated.

If each of the above criteria are not met, we account for the amounts received on executed purchase agreements as deposits and the remaining balance as a receivable.

A secondary source of revenue comes from interest income. Interest income is generated from short-term financing of lot sales. A portion of our lot sales are paid in cash without any related interest charges but most sales that cannot be fully paid within one month are financed.

Our total revenue was $15,959,444 for the year ended December 31, 2000, $20,880,894 for the year ended December 31, 2001 and $14,093,113 for the interim period of January 1, 2002 through September 30, 2002 ($9,805,077 for the interim period of January 1, 2001 through September 30, 2001). Of these amounts, revenue from lot sales was $15,230,709 in 2000, $20,503,188 in 2001 and $14,023,113 for the nine-months ended September 30, 2002. Total revenue increased from 2000 to

2001 by about 30.8% and increased about 43.7% for the nine-months ended September 30, 2002 as compared to the nine-months ended September 30, 2001. The increase was caused primarily by the increased number of lot sales for each of our four subsidiaries.

It should be noted that although revenues and income can be comparable from year to year, they can be difficult to compare on an interim or short-term basis. This is due to the relatively large revenue and profit impact that can result from sales of large sections of developments in any particular period. This was the case in 2001 when we recognized over $10 million in revenues and $1.5 million in profits in the fourth quarter.

Heritage Development, Inc. has five operating subsidiaries: Heritage Development of Minnesota, Inc., Heritage Development of Minnesota, LLC (which is a wholly-owned subsidiary of Heritage Development of Minnesota, Inc.), Heritage Development of Wisconsin, Inc., Heritage Development of Kansas, Inc., and Heritage Development of Indiana, LLC. We derived revenues from each state as follows (Heritage Development of Minnesota, Inc and Heritage Development of Minnesota, LLC are combined for this table):

	Calendar Year Ended December 31,		Nine Months Ended
State	2001	2000	September 30, 2002
Minnesota	81%	91%	28%
Wisconsin	11%	5%	55%
Kansas	6%	4%	8%
Indiana	2%	0%	9%

Until the nine-months ended September 30, 2002, our revenue had been mainly generated in Minnesota. This was largely a function of our extended operating history in Minnesota versus the more limited histories of our other subsidiaries. As the trend from 2000 to 2001 suggests, we expect our newer locations to continue to produce more revenue for us in the future as they become more established. We will also look for new geographic markets for our land development business. In order to meet our growth objectives we expect to continue to add geographical diversification to our revenue sources.

In order for us to position ourselves for positive revenue growth in the coming years we have had to build up our inventory of developed lots. We have enjoyed strong sales in recent years. While this strong sales activity was welcomed by us, it did deplete our inventories to levels below where we would have ideally liked them to be until early 2002. In mid-2002 we successfully re-stocked our inventory. As of December 31, 2001, we had 358 developed lots in inventory in all of our subsidiaries. As of September 30, 2002, we had 627 developed lots in inventory, a 75% increase since the beginning of the year. We also expect our more recently established operations outside of Minneapolis-St. Paul to increase their share of our overall inventory levels. Most development projects take from one to three years to complete, including multi-phase projects. Since we have opened some new offices in the past few years, we are just beginning to see a more developed lots be ready for sale. Our Indianapolis office is a good example of this cycle. Indianapolis had 72 lots in its inventory as of December 31, 2001. As of September 30, 2002, it had tripled its inventory to 219 lots and during the nine months ended September 30, 2002, had sold 43 lots.

Costs and Expenses

Our costs and expenses fall into three categories: Cost of Sales, Holding Costs, and General and Administrative Expenses.

Costs of Sales

To generate revenue we acquire land, develop the land and sell the developed lots. Certain costs are incurred during this process. Our Cost of Sales is comprised of land and development fees, closing fees and commissions. Our Cost of Sales were $11,833,841 in 2000, $16,313,847 in 2001 and $11,689,435 for the nine-months ended September 30, 2002 ($7,825,190 for the nine-months ended September 30, 2001). The vast majority of these costs are from land and development fees. Our Cost of Sales increased about 37.9% from 2000 to 2001 and increased about 49.4% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This increase was primarily caused by the increased development activity of all four subsidiaries. As a percentage of total revenue, the Cost of Sales was 74.0% in 2000, 78.1% in 2001 and 82.9% for the nine-months ended September 30, 2002. Closing fees and commissions each comprise less than 1% of total revenues while land and development fees comprise the remainder.

Holding Costs

Holding Costs include interest expense and real estate taxes. We finance our land acquisition activity. This financing results in interest expense while the related loans are outstanding. Also, we pay the real estate taxes on the land while we are in the development process. Our Holding Costs were $971,619 in 2000, $640,740 in 2001 and $724,827 for the nine-months ended September 30, 2002 ($452,886 for the nine-months ended September 30, 2001). The majority of these costs are from interest expense. Our Holding Costs decreased 34.1% from 2000 to 2001 and increased 60.0% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. Lower interest rates decreased the Holding Costs of certain projects but higher levels of development activity drove up the total Holding Costs for the nine months ended September 30, 2002. As a percentage of total revenue, Holding Costs were 6.1% in 2000, 3.1% in 2001 and 5.1% for the nine-months ended September 30, 2002. Real estate taxes have comprised less than 1% of total revenues while interest expense has comprised 5.7%, 2.8% and 4.4% in 2000, 2001 and during the nine-months ended September 30, 2002, respectively.

Our Cost of Sales and our Holding Costs are impacted by which phase of development we are in. Many of our developments are multi-phase projects. Rather than developing an entire tract of land all at once, we believe that sometimes it is more prudent to develop the land in phases. This allows us to have better control of our costs and sales activity. Projects in the early phases are heavily laden with start-up costs such as the carrying costs of the land and the initial installation of roads, sewers and drainage ponds. As a project progresses to its later phases it generally becomes more profitable because much of the debt has been paid down, thereby lowering our carrying costs and the cost to complete infrastructure usually aren't as high as in the early phases. As we undertook to increase our inventory levels in 2002, we did so through many projects in their early phases. As these projects progress to their later phases, we expect our profit margin to improve.

General and Administrative Expenses

General and Administrative Expenses include: wages, insurance, travel and lodging, project abandonment, legal, professional services, office, accounting and other.

Wages represent the largest component of general and administrative expense. Our wages were $835,541 in 2000, $853,690 in 2001 and $744,714 for the nine-months ended September 30, 2002 ($631,490 for the nine-months ended September 30, 2001). Wages increased about 2.2% from 2000 to 2001 and increased about 17.9% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This increase was primarily driven by changes in staffing and raises to key employees. Currently, we have 12 employees. As a percentage of total annual revenue, wages were 5.2% in 2000, 4.1% in 2001 and 5.3% for the nine-months ended September 30, 2002.

Insurance expense includes health, life, vehicle and liability insurance. Insurance expenses were $98,113 in 2000, $93,124 in 2001 and $127,411 for the nine-months ended September 30, 2002 ($90,176 for the nine-months ended September 30, 2001). Insurance expense decreased about 5.1% from 2000 to 2001 and increased about 41.3% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This net increase was primarily driven by changes in insurance coverage levels and by higher health care premiums. As a percentage of total annual revenue, insurance was 0.6% in 2000, 0.4% in 2001 and 0.9% for the nine-months ended September 30, 2002.

Travel and lodging expenses are related to the search for suitable land, related due diligence, structuring land development deals and general corporate management activities. Travel and lodging expenses were $519,347 in 2000, $672,080 in 2001 and $400,591 for the nine-months ended September 30, 2002 ($396,756 for the nine-months ended September 30, 2001). Travel and lodging expense increased by 29.4% from 2000 to 2001 and increased 1.0% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This increase was primarily caused by additional business activity by our newer affiliates located outside of Minnesota and the expenses related to airplane operating leases. As a percentage of total annual revenue, travel and lodging expense was 3.3% in 2000, 3.2% in 2001 and 2.8% for the nine-months ended September 30, 2002.

Project abandonment expense pertains to certain land development projects that we decide not to pursue to completion. In the early stages of the land development process we incur various expenses such as engineering costs, surveying, soil testing, and site planning. We have incurred some of the aforementioned costs on projects we chose not to complete. Project abandonment expenses were $71,111 in 2000, $207,210 in 2001 and $13,387 for the nine-months ended September 30, 2002 ($97,435 for the nine-months ended September 30, 2001). Project abandonment expense increased by about 191.4% from 2000 to 2001 and decreased 86.3% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This variability is driven by us choosing not to pursue one or two projects in a given period. Additional business activity can lead to higher absolute costs in this area but we don't anticipate that this expense, as a percentage of revenue, will exceed historical norms going forward. As a percentage of total annual revenue, project abandonment expense was 0.4% in 2000, 1.0% in 2001 and 0.1% for the nine-months ended September 30, 2002.

Legal fees pertain to general corporate legal work and legal expense pertaining to certain development projects. Legal fees were $101,883 in 2000, $213,775 in 2001 and $99,859 for the nine-months ended September 30, 2002 ($91,883 for the nine-months ended September 30, 2001). Legal fees increased by about 109.8% from 2000 to 2001 and increased 8.7% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This increase was primarily driven by the recent addition of subsidiary companies and the additional business activity we have experienced. As a percentage of total annual revenue, legal fees were 0.6% in 2000, 1.0% in 2001 and 0.7% for the nine-months ended September 30, 2002.

Professional services fees are related to various expenses incurred from property management, employment agencies and consultants. Professional services fees were $103,180 in 2000, $93,317 in 2001 and $48,207 for the nine-months ended September 30, 2002 ($45,000 for the nine-months ended September 30, 2001). This expense decreased by about 9.6% from 2000 to 2001 and increased 7.1% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This decrease was primarily driven by fewer staff additions in 2001. As a percentage of total annual revenue, professional services fees were 0.6% in 2000, 0.4% in 2001 and 0.3% for the nine-months ended September 30, 2002.

Office expense pertains to office supplies, computers and office equipment. Office expense was $115,509 in 2000, $93,122 in 2001 and $101,982 for the nine-months ended September 30, 2002 ($78,579 for the nine-months ended September 30, 2001). Office expense decreased by about 19.4% from 2000 to 2001 and increased 29.8% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This net decrease was primarily the result of more efficient office operations and fewer staff additions. As a percentage of total annual revenue, office expense was 0.7% in 2000, 0.4% in 2001 and 0.7% for the nine-months ended September 30, 2002.

Accounting fees are related to our auditing, preparation of tax returns and project work and our five subsidiaries. Accounting fees were $81,615 in 2000, $67,203 in 2001 and $96,615 for the nine-months ended September 30, 2002 ($57,015 for the nine-months ended September 30, 2001). Accounting fees decreased by about 17.7% from 2000 to 2001 and increased 69.5% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This net increase was caused by additional audit and tax expense pertaining to the new subsidiary companies and more project work due to increased business activity. As a percentage of total annual revenue, accounting fees were 0.5% in 2000, 0.3% in 2001 and 0.7% for the nine-months ended September 30, 2002.

We incur various other general and administrative expenses in our operations such as advertising, amortization, automobile, meals and entertainment, depreciation, dues and subscriptions, education, office space, payroll taxes, postage, and phone. Collectively, all of these items comprise less than 0.5% of total revenue.

Total general and administrative expenses were $1,409,017 in 2000, $1,875,277 in 2001 and $1,238,407 for the nine-months ended September 30, 2002 ($1,009,459 for the nine-months ended September 30, 2001). Total general and administrative expenses increased by 33.1% from 2000 to 2001 and increased 22.7% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This increase was primarily driven by increased business activity, more specifically, increased travel and lodging, legal and project abandonment expenses as described above. As a percentage of total annual revenue, total general and administrative expenses were 8.5% in 2000, 8.7% in 2001 and 8.8% for the nine-months ended September 30, 2002.

In accordance with generally accepted accounting principles (GAAP) we capitalize the direct costs and certain indirect costs related to our land development production and resale activities. These capitalized project costs are recovered through our cost of revenues upon sale or disposal of the developed lots. Accordingly, we have reduced our general and administrative expenses and increased our land and development costs. Capitalized project costs were $794,906 in 2000, $756,048 in 2001 and $632,036 for the nine-months ended September 30, 2002 ($688,292 for the nine-months ended September 30, 2001). As a percentage of total annual revenue, capitalized project costs were 5.0% in 2000, 3.6% in 2001 and 4.5% for the nine-months ended September 30, 2002.

Net Income from Operations

Net income from operations was $1,744,967 for the year ended December 31, 2000, $2,051,030 for the year ended December 31, 2001 and $440,444 for the nine- months ended September 30, 2002 ($517,542 for the nine-months ended September 30, 2001). Net income from operations, as a percentage of revenue, was 11.4% for the year ended December 31, 2000, 10.1% for the year ended December 31, 2001, and 3.1% for the nine-months ended September 30, 2002.

Other Income and Expense

Other income and expense is primarily comprised of interest expense for financing activities not related to land development, but related to automobile loans for employee travel. Other interest expense was $364,156 in 2000, $452,573 in 2001 and $318,938 for the nine-months ended September 30, 2002 ($298,441 for the nine-months ended September 30, 2001). Other interest expense increased by about 24.3% from 2000 to 2001 and increased 6.9% during the nine-months ended September 30, 2002 compared to the nine-months ended September 30, 2001. This increase was primarily driven by increased financing of builder lot purchases. As a percentage of total annual revenue, other interest expense was 2.3% in 2000, 2.2% in 2001 and 2.3% for the nine-months ended September 30, 2002.

Net Income

Net income was $1,380,669 for the year ended December 31, 2000, $1,621,425 for the year ended December 31, 2001 and $119,047 for the nine-months ended September 30, 2002 ($215,442 for the nine-months ended September 30, 2001). Net income, as a percentage of revenue, was 9.1% for the year ended December 31, 2000, 8.0% for the year ended December 31, 2001, and 0.8% for the nine-months ended September 30, 2002.

Capital Resources and Liquidity

We will attempt to fund our near-term growth in a two ways. First, we will finance our growth from our net income and anticipated positive future cash flows. Second, we are attempting to raise $5 million in debt financing through this offering of debentures. In addition to funding our growth we anticipate that the proceeds from this offering will help to lower our cost of capital which, in turn, will boost profitability. Our management believes that the proceeds from the offering of debentures along with our existing net income and anticipated cash flows would generate adequate cash flows to finance our operations for the next year. Beyond that, we may seek future investment capital to allow us to pursue the growth objectives according to our business plan.

BUSINESS

Overview

Heritage Development, Inc. is a residential real estate development company headquartered in St. Paul, Minnesota. We make money by selling our developed lots to home builders. We develop projects for residential housing, including single family homes, townhouses, and multi-family housing buildings. Historically, seventy percent of our projects are single-family homes, twenty percent of our projects are townhouses and ten percent are multi-family developments. Since 1996, we have acquired and developed land for residential communities in the Minneapolis-St. Paul and Milwaukee areas. In 1997 and 1999, respectively, we opened offices in Kansas City and Indianapolis.

We operate through five majority-owned subsidiaries:

- Heritage Development of Minnesota, Inc.;
- Heritage Development of Minnesota, LLC;
- Heritage Development of Wisconsin, Inc.;
- Heritage Development of Kansas, Inc.; and
- Heritage Development of Indiana, LLC


HERITAGE DEVELOPMENT, INC.
Heritage Development of Minnesota, Inc.
Heritage Development of Wisconsin, Inc.
Heritage Development of Kansas, Inc.
Heritage Development of Indiana, LLC
Heritage Development of Minnesota, LLC

Our subsidiaries operate autonomously with regard to most day-to-day decision making, including land search, project approval, management of construction, and lot sales. Project accounting and finance is managed through our main office in St. Paul, Minnesota, as are strategic and long-term management decisions. Each operating subsidiary creates a separate subsidiary for each development project in order to limit the liability of the operating subsidiary and Heritage Development, Inc. in the event there is a major problem at any one development, such as environmental liability or a personal injury lawsuit. The managers of Heritage Development of Minnesota, LLC and Heritage Development of Indiana, LLC, each own 5% of the equity of those entities.

From 1988 until 1996, our executive officers were engaged in real estate development activities through a number of other companies, now inactive. In 1996, they formed Heritage Development for the purpose of continuing their real estate development activities. Since 1988, we and our predecessors have developed over 100 projects, many having two phases ranging up to 200+ acres and have developed and successfully marketed over 5,000 residential lots. We have developed approximately 3,000 lots in the Minneapolis-St. Paul metropolitan area, 1,500 lots in the Milwaukee area, 300 lots in the Kansas City area, and 400 lots in the Indianapolis area.

As a land developer, we identify vacant properties in markets where there are existing successful projects or we rely on our experience to identify areas we believe have potential for growth. Our business process is to purchase tracts of land contingent upon receiving governmental approvals necessary for us to develop our projects and upon satisfactory examination of title, environmental issues and similar regulations. We then initiate the governmental approval process which typically consists of land use approval or rezoning, and subdivision (preliminary and final plat) approvals. After governmental approvals are obtained (final plat approval is often withheld pending utility construction), our purchase is closed and development construction begins. This includes grading, installation of utilities, street construction and similar activities. Upon completion of construction and subdivision of the property, lots are sold to builders, sometimes individually, but most often as groups. The builders then construct homes for sale to consumers, although occasionally we sell individual lots to private parties for their personal home site.

In 2000, we sold our lots for an average of $37,000 and in 2001, we sold our lots for an average of $47,000. We develop single family homes, townhouses, and multi-unit developments of all sizes and price ranges, based on the demographics and demand of a particular area.

Industry Overview

Land development is a capital-intensive business with significant barriers to entry as to both the overall business and as to any particular parcel of land. The success of any organization pursuing land development depends on its ability to:

- identify marketable properties;
- complete the approval process with various governmental bodies in a diplomatic, timely and economically viable fashion;
- develop the project to comply with local zoning, street and utility requirements, building, plumbing and electrical codes, and similar requirements; and
- identify and market the developed lots to end buyers, typically builders of residential homes.

A project may be developed, completed and sold in as little as twelve months or may take several years.

Availability and cost of capital are a significant consideration, as a moderate-size subdivision can cost $1 million. Real estate development lending usually requires excellent credit history and financial strength on the part of the developer, as well as personal guarantees by the principals of the developer. Many banks will not engage in land development lending due to the risks involved in development lending and because of this, there is a limited supply of development lenders. The costs associated with land development include:

- identifying potential land sites;
- preliminary and final environmental testing;
- the purchase price of the land;
- interest and other expenses involved with the loans needed to purchase the land;
- costs associated with obtaining governmental approvals, including studies and permits;
- legal and other professional fees involved in the purchase, analysis of title, environmental issues and similar matters;
- the cost of obtaining governmental approvals;
- construction costs including earth moving, street construction, utilities installation and the like; and
- marketing costs to sell to builders.

Land development has significant regulatory environmental considerations. Since the Environmental Protection Act, it has become illegal to harm wetlands in any manner and in some instances if soil testing indicates the existence of an old wetland, for example, subsoil vegetation – it maybe required that the wetland be restored. Wetlands and navigable waters are defined in different ways in different geographies. The presence of a wetland or navigable water may cause a property to be un-developable for a period of months or even years. Development can also be delayed or prohibited if the property in question is identified as habitat for an endangered species, whether that species be a plant, insect, or any other living organism, or if any sort of archeologically significant discovery is made on the property.

Economically, both changes in general economic conditions and, more specifically, mortgage interest rates affect the marketability of existing and new homes and the market for newly-developed land. Such changes also affect the willingness of owners of undeveloped land to sell and at what prices. Positive economic factors tend to increase the price of real estate as well as the competition for land as more people have money to buy a house, but may also increase the amount of money available for loans and decrease interest rates. Negative economic factors tend to decrease the price of land, but also decrease the amount of money available for lending and increase interest rates.

Local politics also significantly influence our ability to successfully purchase, develop and sell properties. Cities, counties and other jurisdictions in which we buy and develop land often have different attitudes and regulations that can either encourage or discourage new development and growth. These differences are often made more complex by changes in views regarding development and related issues, particularly upon elections of officials who often have different views regarding development than their predecessors.

Market Overview

According to the Bureau of the Census and the National Association of Home Builders, building permits in Heritage Development's markets were as follows for the years indicated:

	Calendar Years			January 1 to June 30	
	1999	2000	2001	2001	2002
Residential Permits Issued					
Mpls. / St. Paul metro area	23,170	22,310	22,980	9,890	11,780
Milwaukee metro area	7,170	5,630	5,880	2,980	3,190
Kansas City metro area	16,370	12,870	14,910	8,000	6,320
Indianapolis metro area	15,860	15,360	17,280	9,090	8,060
Midwest*	345,400	323,840	333,640	160,600	164,000

Percentage Change from Previous Period	Calendar Years 2000	Calendar Years 2001	January 1 to June 30, 2002
Mpls. / St. Paul metro area	-3.7%	3.0%	19.1%
Milwaukee metro area	-21.5%	4.4%	7.0%
Kansas City metro area	-21.4%	15.9%	-21.0%
Indianapolis metro area	-3.2%	12.5%	-11.3%
Midwest*	-6.2%	3.0%	2.1%

*Includes the following states, not just metropolitan areas: Illinois, Indiana, Michigan, Ohio, Wisconsin, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, and South Dakota.

Our Strategy

We believe our future success depends on our ability to expand our operations in our current markets, as well as our ability to expand into new markets. In both cases, we must continue to identify and value real estate to purchase, successfully obtain governmental approvals for development, cost-effectively develop the land and sell the lots at a profit.

We intend to use substantially all the proceeds from this offering either to enable us to purchase additional tracts of land for development or to repay our current high interest loans from wealthy individuals. To the extent we utilize proceeds from these debentures to purchase land, it will allow us to expand our operations in all four of our existing markets as well as enabling us to consider other potential markets. To the extent we utilize such proceeds to repay high interest rate loans, we will have greater cash flow with which to expand our development activities.

Our Developments

We currently have five subsidiaries operating in five metropolitan areas: Minneapolis-St. Paul, Milwaukee, Kansas City, and Indianapolis.

Heritage Development of Minnesota

Heritage Development of Minnesota, LLC is currently developing residential properties in and around the Minneapolis-St. Paul metropolitan area. We develop mid-density projects. Our development area includes the traditionally accepted seven county area of Anoka, Carver, Dakota, Hennepin, Ramsey, Scott and Washington counties as well as other surrounding counties. The Metropolitan Council, a governor-appointed council, manages development of the seven county area by regulating metropolitan systems, principally utilities and major transportation projects. The Metropolitan Council maintains a limited Metropolitan Urban Service Area, an area that encompasses many, but not all, communities within the seven county area. Communities that are not connected to the MUSA sewer and water service are not bound by the Metropolitan Council restrictions on growth based on sewer and water capacity. The Metropolitan Council also influences growth within the entire seven-county metro area by transportation planning and municipal comprehensive plan review. The Metropolitan Council has traditionally managed growth within the MUSA so that the regional sewer and water systems are not either over- or under-utilized. Even though we believe the growth climate within the seven-county metro area is positive, due to a limited vacant land supply within the seven-county area, we have expanded to Chisago, Isanti, Rice, Sherburne, Stearns, Wright and St. Croix, Wisconsin counties. We believe that these counties, which surround the seven-county metro area, offer the greatest opportunity for new residential growth for the Minneapolis-St. Paul metropolitan area. We continue to develop our existing properties and seek new properties within the seven-country metro area when the situation is favorable.

The following chart, based on updated plats and development plans, shows all of our projects which were in inventory at December 31, 2000 or which we have acquired since that date:

Project Name	Total Development Lots	2001 Lot Sales	12/31/01 Lots Available for Sale	01/01/02 to 09/30/02 Lot Sales	9/30/02 Lots Available for Sale
Developments sold out by 9/30/02					
Biscayne Pointe 3rd Addition	48	4	0	0	0
Bluebill Ponds	77	67	10	10	0
Cherrywood Knolls	23	22	1	1	0
Kelly Glen Ph 2	21	20	1	1	0
Kelly Glen Ph 3	42	42	0	0	0
Kelly Glen Ph 4	10	10	0	0	0
Kelly Glen	51	2	0	0	0
North Ridge Phase II	76	38	0	0	0
Regal Creek	62	2	0	0	0
Shenandoah Place Outlot C	96	58	16	16	0
Orchard Ridge	14	1	0	0	0
Developments with lots available for sale at 9/30/02					
Abbott Property/Biscayne 4th	101	n/a	n/a	0	70
Acorn Ridge/Cottage Grove	24	n/a	n/a	0	24
Carrousel Plaza Townhouses	38	n/a	n/a	3	35

Project Name	Total Development Lots	2001 Lot Sales	12/31/01 Lots Available for Sale	01/01/02 to 09/30/02 Lot Sales	9/30/02 Lots Available for Sale
Heritage Office Park	8	4	1	0	1
Paumen Addition Commercial	6	1	5	0	5
Paumen Addition Ph I	38	7	31	20	11
Paumen Second Addition	42	n/a	n/a	0	42
Developments still in process, no lots available for sale at 9/30/02					
Bergland Property/Watertown	202	n/a	n/a	n/a	n/a
Bester / Empire Property	480	n/a	n/a	n/a	n/a
Bobendrier Prop/Otsego	315	n/a	n/a	n/a	n/a
Campbell Prop/Hugo	10	n/a	n/a	n/a	n/a
Carrousel Plaza Commercial	1	n/a	n/a	n/a	n/a
Fargaze Meadows/Northfield	651	n/a	n/a	n/a	n/a
Olsen Property/Carver	996	n/a	n/a	n/a	n/a
Parrot Property/Shenandoah Apts.	n/a	n/a	n/a	n/a	n/a
Paumen Addition Ph IV	113	n/a	n/a	n/a	n/a
Paumen Prop/Monticello	440	n/a	n/a	n/a	n/a
Spike Prop/Monticello	n/a	n/a	n/a	n/a	n/a
Stabenow Property/Woodbury	449	n/a	n/a	n/a	n/a
Wrights Crossing Ph III	100	n/a	n/a	n/a	n/a
Total Minneapolis-St. Paul	**4,688**	**314**	**94**	**71**	n/a

Heritage Development of Wisconsin

Heritage Development of Wisconsin develops projects in the southeastern and Fox Valley regions of Wisconsin. We develop both low and mid-density projects. From a development perspective, Milwaukee is a large "small town." Local politics have a large impact on the growth and development of these markets, as do the local realtors by their influence on home purchasers. Milwaukee has a very strong residential market but a relatively small number of annual building permits due to local political conditions at the development approval process that make this area a challenging market for development. We have continued to focus on projects in the more prestigious markets within Waukesha and Ozaukee counties. We believe our future in Wisconsin is in development of lots for farm homes and expansion into the Madison market to the west, into the Racine/Kenosha market to the south and into the Appleton/Oshkosh market to the north.

The following chart shows all of our projects which were in inventory at December 31, 2000 or which we have acquired since that date:

Project Name	Total Lots	2001 Sales	12/31/2001 Inventory	01/01/02 to 09/30/2002 Sales	9/30/2002 Inventory
Developments sold out by 9/30/02					
Riverplace Multi-Family	140	39	31	31	0
Developments with lots available for sale at 9/30/02					
Lake Ridge Estates	56	6	6	4	2
Lake Ridge Future Phases	144	32	112	61	51
Developments still in process, no lots available for sale at 9/30/02					
Santen Prop/Timber Ridge	214	n/a	n/a	n/a	n/a
Total Milwaukee	**554**	**77**	**149**	**96**	**53**

Heritage Development of Kansas

Heritage Development of Kansas, Inc. develops both low and mid-density projects. We believe that Kansas City and its surrounding areas are very pro-development, which encourages the expansion of residential development opportunities. The number of single family construction permits each year is substantial and constant. The presence of many area builders together with a significant number of house sales at many price points provide many opportunities for successful projects. Historically, about 25% of metropolitan area residential development activity has occurred in Johnson County, Kansas. Heritage Development of Kansas has focused its development efforts in this area. Additional development opportunities exist on the Missouri side of the metropolitan area and we are currently exploring expanding into those areas.

The following chart shows all of our projects which were in inventory at December 31, 2000 or which we have acquired since that date:

Project Name	Total Lots	Total Sales	12/31/2001 Inventory	01/01/2002 to 09/30/2002 Sales	09/30/2002 Inventory
Developments with lots available for sale at 9/30/02					
Blackthorne Estates	54	9	17	7	10
Blackthorne Estates II & III	42	16	26	8	18
Blackthorne Estates IV	50	n/a	n/a	2	48
Developments still in process, no lots available for sale at 9/30/02					
Blackthorne Estates V	33	n/a	n/a	n/a	n/a
Bleakley Prop/West Sante Fe	246	n/a	n/a	n/a	n/a
Blumenthal Property*	86	n/a	n/a	n/a	n/a
Sunnybrook/Olathe	352	n/a	n/a	n/a	n/a
Total Kansas City	**863**	**25**	**43**	**17**	**76**

* located in Missouri

Heritage Development of Indiana

Heritage Development of Indiana, LLC's development activities encompass a wide variety of lots sizes and prices designed to meet the needs of the entire spectrum of consumes in the area. We develop mid-density projects. Housing starts for the past five years have averaged over 11,000 units per year and we believe this growth trend will continue. Heritage Development of Indiana plans to develop properties in what we believe are the primary growth areas in greater Indianapolis while being flexible enough to meet builder needs in adjacent areas. We have been able to pre-sell most projects before development is complete.

The following chart shows all of our projects which were in inventory at December 31, 2000 or which we have acquired since that date:

Project Name	Total Lots	2001 Sales	12/31/2001 Inventory	01/01/2002 to 09/30/2002 Sales	09/30/2002 Inventory
Developments with lots available for sale at 9/30/02					
Auburn Meadows Ph I/Avon	30	14	16	15	1
Carrigan Road/Noblesville	34	n/a	n/a	0	34
Cedar Run Ph I/ Warren Pines	56	0	56	28	28
Grassy Creek / Greenwood	52	n/a	n/a	0	52
Royal Oaks/SStRte 13	104	n/a	n/a	0	104
Developments still in process, no lots available for sale at 9/30/02					
Ashfield Estates/Westfield	81	n/a	n/a	n/a	n/a
Auburn Meadows Future/Avon	116	n/a	n/a	n/a	n/a
Cedar Run Future/ Warren Pines	214	n/a	n/a	n/a	n/a
Faith Knoll	23	n/a	n/a	n/a	n/a
Green Lea Acres	70	n/a	n/a	n/a	n/a
Total Indianapolis	**780**	**14**	**72**	**43**	**219**
Total all locations	**7,175**	**430**	**358**	**227**	**627**

Our Development Pattern

Heritage Development is primarily an owner-occupied residential land developer. We develop properties for single-family homes (70%), townhouses (20%) and multi-family housing (10%). Beyond these traditional development models, many properties we acquire can be and are being laid out with a "planned unit design" approach. A planned unit design allows for mixed densities of single-family homes, multi-family homes, apartments and commercial properties within a single development. We believe these designs allow us to be creative with land use and also may be more agreeable to local political attitudes that wish to control growth than would be traditional single-family developments with low densities. As a result of our recent success with these designs, we have expanded our development efforts to include not only traditional neighborhood designs but also non-rental multifamily residences, commercial properties developed as part of multi-use developments, and projects undergoing redevelopment. Examples of non-traditional Heritage development include:

- Heritage Square, Northfield, MN and The Villages of Sunnybrook, Olathe, KS – traditional neighborhood design
- Shenandoah Apartments, Shakopee – Apartments
- Green Lea, Marion County, IN and Rivers Edge, Milwaukee, WI – redevelopment projects
- Carrousel Plaza Townhouses, Rosemount – Multi-Family
- Paumen Addition, Maple Lake – Commercial, part of multi-use development

Many of our projects are developed over a period of years in phases. We develop large projects in phases in order reduce our start-up costs, such as grading, road construction, utility installation and final lot planning. These costs can be significant in a large development.

Project Life Cycle

From the time we select and purchase a property for development until we sell all the lots in that development takes an average of approximately three years. Multi-phase projects can take many more years to completely develop and sell-out. Governmental and environmental regulations may also delay, sometimes substantially, the completion of a project. These regulations may even prevent us from completing a project at all. We seek to minimize this risk by purchasing land subject to conditions related to appropriate approvals and environmental studies, that if not acceptable, give us the right to rescind the purchase. Cancellation of a project is not a common occurrence due to our pre-purchase investigation of the land and our analysis of the likelihood of regulatory approval. If we have already purchased the land and are forced to abandon a development, we attempt to sell the land to another developer who can develop the land, perhaps for different uses, consistent with the requirements. We estimate that this occurs as to less than 5% of our developments and the cost to us has not been significant.

The following summary time-line shows a typical development project schedule and some of the key components:

PRELIMINARY PLAT CONTACT	SITE ANALYSIS	PRELIMINARY PLAT	FINAL PLAT	CONSTRUCTION	POST-CONSTRUCTION
	Up to 120 days	3 to 9 months	1 to 2 months	Approximately 6 months	12 to 18 months
• Land Search • Select Property • Sign Option Agreement to purchase land • Preliminary investigation • Concept plan sketch	• Soil Investigation • Survey • Title Examination • Topography Analysis • Wetland Delineation • Tree inventory • Site Plan • Grading/Drainage Plan • Utility Plan • Plat • Landscape Plan • Tree Replacement Plan • Wetland Preservation Plan	• Project Estimates • Submit plans and application to government • Concept review by gov't staff • Concept review by planning commission • Revise and submit plans and application to government • Review by gov't staff • Review by gov't	• Arrange Development Financing • Obtain Land Appraisal • Prepare Final Plans • Obtain Title Commitment • Obtain Insurance • Land closings • Record Plat • Negotiate and sign developers agreement with government • City authorized feasibility report • Final engineering • Gov't awards contract • Contractors engaged • Gov't final plat approval • Gov't approves plans and specs	• Sales agreement with builder • Grading plan • Monumentation set • Small utilities installed • Boulevards restored • Curb and asphalt installed • Sewer/water/storm installed • Grading • Clearing and Grubbing	• Closings with builders • Landscape improvements • Install entry monument • Install mailboxes • Erosion/seeding checked • Street sweeping • Wetland checked

Our goal is to sell our lots in a development after we have completed substantially all of our development activities, and receive the entire purchase price of the lots being sold even though we often have an obligation to complete specific actions. This is a standard practice in the Minneapolis/St. Paul market and is becoming more common in our other markets. These pre-sales help assure us that we will not be left with unsold lots and reduces our interest cost related to the money we borrowed to buy and develop the property. We are, however, subject to the risk that when there is high demand for lots and we have already pre-sold our lots at prices lower than the then-current market value, we forego the potential profit related to the income in market value. This happened to us in 2002, when demand for developed lots grew rapidly and outstripped our ability to supply new developments to builders in a timely and consistent manner, particularly in Dakota, Scott and Washington counties in Minnesota. As a result of these early sales, we found less opportunity to take advantage of inflationary pricing.

While we strive to sell our lots in transactions where we receive the entire selling price at the time of sale, it is more common for us to sell our lots and receive a ten percent (10%) deposit at the time the builder selects the lots it wishes to purchase. We then collect the remainder of the selling price, plus interest, when the builder identifies an end customer who buys the lot, with full payment to us, shortly before the builder begins construction. In these transactions, the time from sale to the builder (with a down payment) to closing (and full payment) has historically been no longer than one year. During this time frame, we finish the construction of the lot and any utilities.

Pricing

During the last few years, a shortage of properties, both developed and potentially developable, has led to dramatic increases in the price of vacant land and a decrease in affordable new housing. Vacant land is difficult to locate, purchase and receive approvals for development even when land supplies are available. This low land supply and high demand have driven land prices in our market to increase significantly. In many instances, the cost of obtaining regulatory approvals and permits also adds substantially to the cost of land. We expect this trend to continue as the populations of our markets grow and the need for land for residential development increases.

We have focused our efforts on locating communities and developable properties with potential for growth near major metropolitan areas but far enough away to avoid some of the restrictions typically placed on development by cities closer to the metropolitan area. We believe that these communities tend to be located along interstate highways that lead to and from the metropolitan areas and that these properties tend to be lower-priced and are more available because the demand for growth in these areas is not yet significant compared to undeveloped land in communities closer to a metropolitan area. We spend a considerable portion of our effort to analyze and predict which communities will be desirable for future residential growth. Big Lake, Monticello, Montrose, Otsego and Watertown in the Minneapolis-St. Paul market are communities in which we have recently acquired land and which we believe typify our approach to identifying and purchasing land for development.

Financing our Developments

We finance the acquisition of the land for our developments and the cost of development by borrowing from banks and other financing sources, such as specialty real estate lenders as well as private individuals. Heritage Development, Inc. and its regional subsidiaries do not incur any of this debt, rather the regional subsidiary that is undertaking a project will usually form a project-specific subsidiary which will obtain financing from local banks and lenders and will be obligated to repay the debt. Within the past year, we have been required to guarantee the land purchase and construction loans of our subsidiaries. Banks and other real estate lenders usually only lend up to about 65% of the cost of a development. Our project-specific subsidiaries historically have financed the remainder of the costs of acquisition and development by short-terms loans from private individuals. These short term loans often have a high interest rate and substantial fees. We intend to use the proceeds from this offering to replace or at least supplement our project-specific subsidiaries' lending from private individuals. We expect that interest expense we will incur on the debentures offered hereby will be significantly less than the interest rates we have paid to private individuals.

Economic Considerations and Trends

We derive our revenues from the development and sale of residential properties. A variety of factors affect the demand for new real estate development and construction, including economic cycles, competitive pressures, the availability and cost of labor and materials, changes in costs associated with real estate ownership, changes in consumer preferences, demographic trends and the availability and price of mortgage financing. To monitor these factors and assist us in selecting which properties to acquire, we utilize the services of an independent company that provides us with statistical insights into each of our existing and potential future markets. When deciding which properties to acquire and develop, we review the current and projected availability of lots, sales data of other developments as to both price and location and related demographic and building statistics and trends. Although we are dependent upon the overall economic conditions of each real estate market, we try to offer a wide range of products at different price points and in different geographical areas, both within each market and among our markets. We believe this helps us stabilize the inherent cyclical inconsistencies that occur in local real estate markets.

Marketing

We have a strong tradition and commitment to marketing and selling developed properties to smaller and medium-sized builders, who are not capable of developing residential properties of their own. Due to tight land supplies and escalating prices for vacant land, we have more recently sold property to larger builders who need a ready supply of property for their future sales. We have also been successful in locating local small to medium-sized builders who like to build their projects near projects already undertaken by larger builders. We are active members in the Builder's Association and various trade organizations that allow us access to many potential customers. All of our personnel at each subsidiary are from the markets where such subsidiary operates and are active in marketing our developments to local and regional builders. Our employees have experience in land development and/or residential construction and tend to know the local and regional builders who operate in our markets. We rely on the contacts that our employees have in their local markets to market and sell our lots. We pay our employees a commission based on lots sold. We currently do not utilize non-employee salespersons to sell our lots.

We also try to establish relationships with what we believe are high quality contractors and engineering firms in each of our markets so that we have confidence that project construction quality and timeliness can be maintained to our standards. Beyond the benefits to our projects, these third parties tend to be referral sources for us, both for potential land acquisitions and for potential buyers of our developed lots.

Competition

We operate in a highly competitive environment. We compete with other real estate development companies and real estate brokers in developing and selling our properties. Most real estate development companies are locally-based, but have a high degree of knowledge and experience within that local area. We believe there are fewer than one dozen large national companies that operate in all markets in the United States. These companies tend to primarily be residential builders who have significant capital with which to purchase large tracts of land, 1,000 acres or more, throughout the United States. These companies tend to focus on large tracts of land and avoid smaller parcels and we do not often compete with these national companies for the purchase of tracts of land of our target size. In addition, there are many other real estate developers that operate within geographic regions, similar to ourselves. We compete against these companies in our markets much the same way we compete against local real estate developers.

Competitive factors in the market for developing lots include the ability to identify and economically acquire quality land, ability to economically and timely complete development activities, ability to market the developed properties to builders, and knowledge of the market. We believe that we are able to compete successfully in our targeted markets because of the quality of our land inventory, our ready access to favorably-priced capital due to our credit history, relationships with local banks and private investors, our dedicated and knowledgeable staff, and our reputation.

Regulation

Our development activities are regulated and affected by federal, state, regional, and local environmental and conservation laws and policies. In addition, property development requires compliance with state, regional, and local zoning laws and regulations, including restrictions that may vary depending upon geographic features such as watercourses, slopes, soil types, forestation, and restrictions based upon historic use. State, regional and local laws, rules, regulations and ordinances vary from location to location, including variation among communities within the same state and region. These regulations impose specifications regarding lot size, road construction, structure setbacks, development density, building size, traffic generated, and other matters relevant to development and use of land. Control over land development is a power held by state government, however in most cases state government has delegated most of its power in this regard to local or regional government units. Federal regulations are authorized for limited matters which have been found to be national concerns, particularly watercourses, historic resources, environmental matters and wildlife protection. Whether local, state, or federal, these regulations are a matter of public record, and may be reviewed prior to our purchase.

Land development requires approval from local, state and regional government entities within each jurisdiction. Although the development approval process varies from location to location, the process followed by our subsidiaries generally requires significant coordination and communication with multiple government entities. Our development plans are typically reviewed numerous times prior to approval, by the professionals and consultants we may engage, and by professional government staff, such as city planners, city engineers, county surveyors, and others. Development plans are often subject to public comment and consideration by a governing body such as a city council, a county board of commissioners, a watershed board, and others. In cases where federal or sate review is necessary, we undergo this review and obtain the necessary approvals.

Personnel

As of September 30, 2002, we had 12 full time employees, two of whom are engaged in development activities in Indianapolis, one of whom is engaged in development activities in Kansas City and nine of who work from our main office in St. Paul. We are currently attempting to locate and hire a new manager for our Milwaukee office. In addition to development activities, our staff in Minnesota are engaged in accounting, administration and management. Our employees are not represented by a labor union nor are they covered by a collective bargaining agreement. We have not experienced any work stoppages and believe that employee relations are good.

Description of Property

We own our building in St. Paul, Minnesota. This building is approximately 3300 square feet. We believe this facility is sufficient to conduct our business for the foreseeable future.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

There is no public market for our debentures or our common stock and no public market for either will develop as a result of this offering even if all the debentures are converted into shares of our common stock. There are two (2) holders of our common stock. There is no market for our common stock.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, position, age and business experience of each of our executive officers and directors.

Name	Position	Age	Business Experience
Jeffrey A. Gardner	President and Director	49	Mr. Gardner has been our president and a member of our Board of Directors since 1996. Mr. Gardner has over 25 years of experience in the real estate development, construction and finance industry. From 1974 to 1996, Mr. Gardner was the president of a local home builder active in single-family home construction in the Minneapolis-St. Paul metropolitan area. Mr. Gardner is also been the chief manager of Hennessey Financial, LLC., a development financing company, president of Heritage Management, LLC, a multi-family residential builder, and chief executive officer of Assured Financial, LLC, a construction lending company, each of which conducts business with us. Mr. Gardner also owns a significant portion of and holds various officerships with other entities with which we have done business in the past or with which we do a more limited amount of business. See "Certain Relationships and Transactions."
John Dobbs	Vice President and Director	37	Mr. Dobbs has been our vice president since 1995 and has been employed by us since 1993. Mr. Dobbs has been in charge of our property acquisition and development activities since 1995. He has over 10 years experience in the real estate development business. He currently supervises operations in all four of our markets.
Mark J. Dixon	Treasurer & Chief Financial Officer	43	Mr. Dixon has been our chief financial officer since he joined the company in May 2002. Prior to joining us, he served as chief financial officer of Indie Entertainment, Inc. from 2000 to 2002; was the sole proprietor of a financial consulting business from 1999 to 2000; served as chief operating officer and general manager of K-tel International (USA), Inc. from 1998 to 1999 and chief financial officer and vice president of finance from 1989 to 1998. Mr. Dixon is a certified public accountant and graduated from Mankato State with a degree in business administration in 1981.

Executive Compensation

The compensation paid to each of our executive officers whose compensation exceeded $100,000 in 2001 and is reasonably expected to exceed $100,000 in 2002 was as follows:

Name and Principal Position	Year	Salary	Bonus
Jeffrey A. Gardner, president	2002	$234,337[1]	$0[1]
	2001	161,612	10,000
	2000	161,835	10,000
John Dobbs, vice president	2002	$145,000[1]	$30,000[1]
	2001	97,815	29,475
	2000	85,800	24,500

[1] As expected for the full twelve month period ending December 31, 2002

Information Regarding the Board of Directors

Pursuant to our bylaws, the Board determines the number of members of our Board of Directors. Our Board currently consists of two members, Jeff Gardner and Jon Dobbs, both of whom are also employees. Members of the Board of Directors are elected at our annual shareholder meeting and serve until the next annual shareholder meeting or until their successors have been duly elected and qualified.

Directors may receive such compensation as may be determined from time to time by our Board of Directors. Our current directors, each of whom is an employee, do not receive any compensation for serving on the Board of Directors.

Indemnification and Limitation of Liability of Directors and Executive Officers

Section 302A.521 of the Minnesota Business Corporation Act provides that unless prohibited or limited by a corporation's articles of incorporation or bylaws, a corporation must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement which, in each case, were incurred in connection with actions, suits or proceedings in which such person is a party by reason of the fact that he or she was an officer, director, employee or agent of the corporation, if such person:

(i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

(ii) acted in good faith;

(iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director;

(iv) in the case of any criminal proceedings, had no reasonable cause to believe the conduct was unlawful; and

(v) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the corporation, or, in the case of performance by a director, officer, employee or agent of the corporation as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation.

Section 302A.521, subd. 3, requires a corporation to advance, in certain circumstances and upon written request, reasonable expenses prior to final disposition. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

Our Bylaws provide that each director and officer, past or present, and each person who serves or may have served at our request as a director, officer, employee or agent of another corporation or employee benefit plan and their respective heirs, administrators and executors, will be indemnified by us in accordance with, and to the fullest extent permissible by, applicable law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling, pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Our Articles of Incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Minnesota Business Corporation Act. The Articles of Incorporation eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to us, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provision shall not adversely affect any right or protection of any of our directors for, or with respect to, any acts or omissions of such director occurring prior to such amendment or repeal.

Stock Restriction Agreement

We are a party to a stock restriction agreement with Jeff Gardner and John Dobbs dated December 10, 1997. This agreement limits the rights of Mr. Gardner and Dobbs to sell or transfer their shares of our common stock by requiring each of them to offer to sell their shares to the company prior to selling their shares to an unrelated party. In addition, in the event either Mr. Gardner or Dobbs is terminated, incapacitated or dies, we will have to repurchase as many of their shares of our common stock as we are legally able. In the event Mr. Gardner elects to sell or transfer more than 50% of the issued and outstanding shares of our common stock to a third party, Mr. Dobbs shall have the right to require the third party to purchase some or all of Mr. Dobbs shares on the same terms and at the same price at the third party is purchasing Mr. Gardner's shares. While either Mr. Gardner or Mr. Dobbs is a shareholder of the company and for a period of one (1) year thereafter, they cannot compete against us in a fifty (50) mile radius of any of our present or future offices, including offices of our subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Business Relationships with Affiliates

We conduct or have conducted business with the following affiliated companies within the last year:

- Heritage Management, LLC (builder),
- BDH Homes, Inc. (builder),
- Carrousel Plaza Townhouses, LLC (developer of townhouse lots) and
- Lakeridge Townhouses, LLC (townhouse developer.)
- Toothpick, LLC (office developer),
- Assured Financial, LLC (residential construction and development lender),
- Hennessey Financial, LLC (subordinate lender for real estate projects),
- HD Aviation, LLC (aviation company),

Jeffrey Gardner, our principal shareholder and president, is the principal owner and chief executive officer of each of these companies.

Development Activities. We have been involved with three of our affiliated companies in significant development-related activities.

Heritage Management is a builder of multi family homes and townhouses with operations in the Minneapolis-St. Paul, Milwaukee, and Kansas City markets. Heritage Management is 84% owned by Jeffrey Gardner and 9% by John Dobbs and has been conducting operations since 2000. Our sales of developed lots to Heritage Management and its related companies were as follows:

Period	Sales	Percent of our total sales (by dollars)	Percent of total lot purchases by Heritage Management (by dollars)
Year ended December 31, 2000	$724,000	4.5%	100%
Year ended December 31, 2001	$1,664,000	8.0%	100%
Nine Months ended September 30, 2002	$544,000	3.9%	100%

The projects in which Heritage Management, LLC purchased lots were Townhomes of Creekside, Northridge, Carrousel Plaza Townhomes, and Parrot Property, Shenandoah Apartments, all in Minnesota, and Riverplace in Wisconsin.

BDH Homes is a builder of multi-family homes with operations in the Milwaukee metropolitan area. BDH Homes is 50% owned by Jeffrey Gardner and 50% owned by John Dobbs and has been conducting operations since 1998. Our sales of developed lots to BDH Homes were as follows:

Period	Amounts	Percent of our total sales (by dollars)	Percent of total purchases by BDH Homes (by dollars)
Year ended December 31, 2000	$224,000	1%	100%
Year ended December 31, 2001	$884,000	4%	100%
Nine Months ended September 30, 2002	$96,000	1%	100%

The only development in which BDH Homes purchased lots was Lakeridge (Wisconsin).

Carrousel Plaza Townhouses was organized solely to build townhouses at our Carrousel Plaza development in Rosemount, Minnesota. Carrousel Plaza Townhouses is a wholly owned subsidiary of Heritage Management and commenced operations in 2001. We sold $112,000 of developed lots to Carrousel Plaza Townhouses in the nine-months ended September 30, 2002.

Lakeridge Townhomes was organized solely to build townhouses at our Lakeridge development in Wisconsin. Lakeridge Townhomes is a wholly owned subsidiary of Heritage Management and commenced operations in 2001. We sold $280,000 of developed lots to Lakeridge Townhomes in the nine-months ended September 30, 2002.

Office Space. Toothpick, LLC was organized solely to build our office complex in Little Canada, Minnesota. Toothpick is 100% owned by Jeffrey Gardner and commenced operations in 2000. We sold $245,000 of developed lots to Toothpick in 2000. We made rental payments to Toothpick for leasing our office space as follows:

Period	Amounts
Fiscal Year ended December 31, 2000	$7,150
Fiscal Year ended December 31, 2001	$10,050

We paid $173,176 to Toothpick to purchase our office building.

Financing Activities. Assured Financial is a construction and development lender for real estate developers and builders with operations in Minnesota. Assured Financial is 80% owned by Jeffrey Gardner and has been conducting operations since 1999. Our loans from Assured Financial are secured by a first mortgage on the subject property and if we default on these loans, Assured Financial would be entitled to recover the full amount of its loans before we would be able to receive any return on our investment. Assured Financial has provided financing for our development projects as follows:

Period	Original loan amounts	Percent of total loans incurred by us (by dollars)	Percent of total funds loaned by Assured Financial (by dollars)
Year ended December 31, 2001	$916,397	4%	11.8%
Nine Months ended September 30, 2002	$2,840,596	17%	3.8%

During 2002, Assured Financial, LLC provided funding related to Carrousel Plaza, Acorn Ridge, and Parrot Property, Shenandoah Apartments, all in Minnesota.

The following table shows the balance of what we owe to Assured Financial and the percent of our total loans outstanding as of September 30, 2002:

Balance of loans outstanding as of September 30, 2002	Percent of our total loans outstanding as of September 30, 2002
$2,840,596	8.8%

During 2002, Hennessey Financial provided financing for Wright's Crossing, Carrousel Plaza (both in Minnesota), Santen/Timber Ridge (in Wisconsin), and Royal Oaks, Ashfield Estates, and Green Lea Acres (in Indiana).

Hennessey Financial is a subordinated real estate development and construction lender with operations in Minnesota. Hennessey Financial is 100% owned by Jeffrey Gardner and has been conducting operations since 2001. Hennessey Financial has provided financing to our development projects as follows:

Period	Original loan amounts	Percent of total loans incurred by us (in dollars)	Percent of total funds loaned by Hennessey Financial (in dollars)
Year ended December 31, 2000	$199,000	1%	100%
Year ended December 31, 2001	$1,455,292	7%	76%
Nine months ended September 30, 2002	$1,399,736	8%	100%

Balance of loans outstanding as of September 30, 2002	Percent of our total loans outstanding as of September 30, 2002
$1,799,943	5.6%

Aviation Services. HD Aviation owns and operates a single light single-engine plane so that we can travel at our convenience between our subsidiaries in the Minneapolis-St. Paul, Milwaukee, Indianapolis, and Kansas City metropolitan areas. HD Aviation is 90% owned by Jeffrey Gardner and 10% owned by John Dobbs and has been conducting operations since 1998. HD Aviation provided travel services to us as follows:

Period	Amounts paid to HD Aviation
Year ended December 31, 2000	$447,742
Year ended December 31, 2001	$639,642
Nine months ended September 30, 2002	$391,953

Guarantees of Mortgage Loans to Subsidiaries by Directors

Jeffrey Gardner has personally guaranteed all of the loans incurred by our subsidiaries for the development of our projects since our inception and John Dobbs has personally guaranteed substantially all of the loans incurred by our subsidiaries since he became a shareholder in 1997 for the acquisition and development of our projects. During the year ended December 31, 2001 and nine months ended September 30, 2002, the amount of guarantees provided were $23,935,078 and $32,317,305. Neither Mr. Gardner nor Mr. Dobbs has received any compensation for providing the personal guarantees.

In all cases, our management believes that the terms of the above transactions were and are no less favorable to us than would have been obtained from a nonaffiliated third party for similar services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables present, as of the date of this offering circular information with respect to beneficial ownership of our capital stock by: (i) each person known to beneficially own more than 5% of our outstanding voting capital stock; (ii) each executive officer; (iii) each director; and (iv) all executive officers and directors as a group. All persons have sole voting and dispositive power over such capital stock unless otherwise indicated.

		Percentage of Ownership (1)		
			After sale and conversion of	
Name	**Number of shares of common stock beneficially owned**	**Prior to offering**	**the minimum amount of debentures**	**the maximum amount of debentures**
Jeffrey A. Gardner, Director and President	2,000,000	90%	87.2%	68.2%
Edward J. Dobbs, Director and Vice President	222,000	10%	9.7%	7.6%
Mark Dixon, Chief Financial Officer	0	*	*	*
All directors and executive officers as a group (3 persons)	2,222,000	100%	96.9%	75.8%

* less than 1%

(1) You will not have any equity ownership in the company until you convert your debentures, if ever. Under the terms of the debentures we have the right to redeem the debentures at any time, including after we have received notice of an election to convert your debentures. If we redeem your debenture prior to conversion, you will not own any of our shares of common stock.

DESCRIPTION OF SECURITIES

The Debentures

The debentures represent our unsecured debt obligations. The debentures will be limited to $5,000,000 in aggregate principal amount. The debentures are not secured by any collateral, lien or sinking fund. The following summarizes certain provisions of the debentures. This summary is not complete and is qualified in its entirety by reference to the form of debenture attached to and included in this offering circular as Appendix B, including the definitions in the debentures of some of the terms used below.

Terms. Each investor must select the maturity of their debenture at the time of their subscription. The term shall start upon our acceptance of your subscription agreement. We are offering debentures with the following terms and interest rates:

Term	Annual Interest Rate
3 years	10.0%
4 years	11.0%
5 years	12.0%

Interest. Each debenture will bear interest from the date of issuance, payable quarterly on the last day of March, June, September and December. The interest shall be pro rated, as necessary, for the first and final quarter that the debenture is outstanding. Interest shall be payable to the person in whose name the debenture is registered at the close of business by the 15th day of the month next preceding such interest payment date. The principal and interest will be paid by check and mailed to the address of the person entitled thereto as it appears on the debenture register.

Redemption at Our Election. We may redeem the debentures prior to their stated maturity, in whole at any time or in part from time to time. We will give you not less than 20 nor more than 60 days notice mailed to you prior to redemption. If you have tendered your election to convert your debentures into common stock, we have the right to redeem your debentures, in whole or in part, without any notice to you, at the same price, including payment of accrued interest to the redemption date. We will pay you 100% of the principal amount of the debentures together, in each case, with interest accrued to the date fixed for redemption. We will not pay any premium on the principal amount of your debentures if we redeem your debenture. If less than all the debentures are to be redeemed, the particular debentures to be redeemed will be selected by us by such method as we shall select, including the selection for redemption of a portion of the principal amount of any debenture of any authorized denomination.

Redemption at Your Election. The debentures do not provide any right for you to require us to redeem your debentures at any time nor under any circumstances.

Subordination. The debentures will be subordinated in right of payment to, or "subordinate to," the prior payment in full of all senior indebtedness further described in the debenture, whether outstanding on the date of the debenture or incurred following the date of the debenture. There is no limit on the amount of senior indebtedness we may incur. Payment of the principal of, and interest on, the debentures is subordinated and subject to the prior payment in full of all senior indebtedness, so that (i) upon any distribution or other marshaling of our assets, whether upon dissolution, liquidation, reorganization, bankruptcy or receivership proceedings or otherwise, no payment may be made in respect of the debentures until all senior indebtedness shall have been paid in full or duly provided for, (ii) upon maturity of any senior indebtedness by lapse of time, acceleration or otherwise, all amounts payable in respect of such senior indebtedness shall be paid in full or duly provided for before any payments may be made on the debentures, and (iii) upon the happening of an event of default with respect to any senior indebtedness permitting the holders thereof to accelerate the maturity thereof and any senior indebtedness (except for defaults in the payment of principal, premium or interest on senior indebtedness) and upon notice to us by the holders of such senior indebtedness, no payment shall be made with respect to the principal of or interest on the debentures unless and until such event of default shall have been cured or waived.

"Senior Indebtedness" means all principal of (and premium of, if any) and unpaid interest on all indebtedness of our company, or with respect to which we are a guarantor, regardless of whether incurred on, before or after the date of the debenture: (i) for money borrowed from any bank, insurance company, or other lending institution regularly engaged in the business of lending money, whether or not secured, (ii) in connection with any deferral, renewal or extension of any indebtedness described in (i) above or any debentures, notes, or other evidence of our indebtedness issued in exchange for indebtedness described in (i) above, (iii) costs and expenses related to senior indebtedness and (iii) any other class of debentures or other forms of indebtedness that we issue in the future that we specifically identify as being senior to thes debentures offered hereby. As of the date of this offering circular, we had no outstanding senior indebtedness.

The debentures are senior to our capital stock and will be senior to any other class of capital stock which may be authorized. There are no restrictions upon us regarding the creation of additional indebtedness, whether senior to or in parity with the debentures. Our rights and the rights of our creditors to participate in the assets of any subsidiary upon the liquidation or reorganization of any subsidiary are subject to prior claims of the subsidiary's creditors except to the extent we may ourselves be a creditor with recognized claims against the subsidiary, except to the extent that our claims are determined under applicable bankruptcy rules to constitute a "preference" or are otherwise limited. By reason of the subordination provisions, in the event of bankruptcy or insolvency, you may recover less, ratably, than holders of any senior indebtedness.

Unsecured. The debentures are not secured by any of our assets. As a result, the debenture holders have not preferential right to receive any assets, or that the proceeds from the sale of any assets, upon our default upon the debentures. Instead, the debenture holders are unsecured creditors, subject to all of the rights of our senior indebtedness, as described above, and claims of our other creditors.

Conversion. The debentures are convertible at your option into shares of our common stock at any time beginning on the date one year after we accept your subscription for the debentures. The debentures will convert at a ratio of one share of our common stock per $7.0262 of principal amount of your debenture. For example, if you invest $5,000 in our debentures and elect to convert, you will receive 711 shares of our common stock and $4.37 as payment for partial shares. Any accrued but unpaid interest outstanding upon conversion will be paid in cash.

No Sinking Fund. We have not established, are not required to establish, and do not intend to establish, any sinking fund or similar fund. A sinking fund is a fund into which the issuer of debentures pays a certain amount of the principal of the debentures each year over the term of the debenture. Such a sinking fund would be used to pay (or even prepay) all or a portion of the principal amount of the debentures at the expiration of their terms. We intend to repay the principal amount of the debentures at maturity using our cash flow from operations or the proceeds from the sale of additional debentures or other securities, if we are able to sell such securities. If we are unable to repay the principal amount of the debentures when due from cash flows from our operations or from other sources of cash, including sales of additional debentures or other securities, you will have to declare the debenture in default and exercise your rights to collect the amounts due under your debenture. We may not have sufficient resources to repay the debentures if we are in default and you could lose all or part of your investment.

Liquidation. In the event of any liquidation, dissolution or any other winding up of our company, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the debentures until all senior debt has been paid. If any of the above events occurs, holders of senior debt may be able to submit claims on behalf of holders of the debentures and retain the proceeds for their own benefit until they have been fully paid and any excess will be turned over to you and other debenture holders if the terms of their debt or security interest allows.

Transfers. Intra-family transfers of our debentures for estate planning purposes are permitted upon written notice to us. In all other circumstances, you may transfer ownership of the debenture by written notice to us signed by you or your duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, at our discretion, require an opinion from your counsel, at your expense, that the proposed transfer will not violate any applicable securities laws and/or a customary signature guarantee in connection with the transfer. Upon transfer of a debenture, we will provide a new debenture to the new owner of the security.

Interest Accrual Date. Interest on the debentures will accrue from the date of purchase. The date of purchase will be the date we accept the subscription and receive funds, if the funds are received prior to 5:00 p.m. on a business day, or the next business day if the funds are received on a non-business day or after 5:00 p.m. on a business day. As to any subscriptions accepted where proceeds have been held in escrow, interest on the debentures will not accrue during the time that such funds are held in escrow but only from the date of acceptance of the subscription forward. (The escrow account does bear interest but at a substantially lower rate.) For this purpose, our business days are Monday through Friday, except for legal holidays in the State of Minnesota.

Events of Default. The following events are defined in the debenture as "Events of Default:"

(a) a failure to pay principal at maturity or any installment of interest on the debentures when due, and continuance of such for a period of thirty (30) days after written notice to us from the holder;
(b) the breach of any covenant or other term or condition of the debenture and continuance thereof for a period of thirty (30) days after written notice to us from the holder;
(c) any of our representations or warranties made in the debentures or in any statement or certificate given in writing pursuant to the debentures or in connection with the debentures being found to be false or misleading in any material respect;
(d) our becoming insolvent or admitting in writing our inability to pay our debts as they mature; or making an assignment for the benefit of creditors; or applying for or consenting to the appointment of a receiver or trustee for us or for a substantial part of our property or business; or such a receiver or trustee otherwise being appointed; or
(e) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors being instituted by or against us, and in the case of any proceeding filed against us without our consent, such proceeding has not been dismissed within ninety (90) days after such filing is made.

The occurrence of any of the above Events of Default, at the option of the holder of a debenture, shall make all sums of principal and interest then remaining unpaid, and all other amounts payable, immediately due and payable, all without demand, presentment or notice, other than specified above, all of which are expressly waived upon the occurrence of an Event of Default.

Modification, Waiver and Satisfaction of the Debentures. We, with the consent of the holders of a majority in aggregate principal amount of the debentures at the time outstanding, may add any provisions to or change in any manner or eliminate any of the provisions of or modify in any manner the rights set forth in the debentures; provided, however, that no such action shall:

(i) extend the maturity of a debenture, or reduce or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any currency other than in U.S. Dollars, without the consent of each holder so affected, or
(ii) reduce the percentage of debentures, the holders of which are required to consent to any such action or to any waiver of compliance with certain provisions of the debentures or certain defaults under the debentures and their consequences, without the consent of all holders of debentures then outstanding.

Prior to any declaration accelerating the maturity of the debentures, the holders of a majority in aggregate principal amount of the debentures at the time outstanding may on behalf of the holders of all of the debentures waive any past default thereunder and its consequences, except a default in the payment of principal of or interest on the debentures (which default may only be waived by each holder of such debenture.) Any such consent or waiver by a holder shall be conclusive and binding upon such holder and upon all future holders and owners of debentures and any debentures which may be issued in exchange or substitution therefor, irrespective of whether or not any notation thereof is made upon a debenture or such other debentures.

However, without the consent of any holder of the debentures, we may amend or supplement the debentures:

(a) to cure any ambiguity, defect or inconsistency,
(b) to provide for assumption of our obligations by holders of the debentures in the case of a merger or consolidation,
(c) to make any change that would provide any additional rights or benefits to the holders of the debentures or that does not adversely affect the legal rights under the debentures of any such holder.

The holders of a majority in aggregate principal amount of outstanding debentures may waive any existing default or compliance by us with certain restrictive provisions of the debentures.

No Personal Liability of Directors, Officers, Employees and Shareholders. No director, officer, employee, or shareholder of our company, will have any liability for any of our obligations under the debentures or for any claim based on, in respect to, or by reason of, those obligations or their creation. None of our officers, directors or shareholders have guaranteed these debentures.

No Indenture Agreement. We have not entered into an indenture or trust agreement with any bank or other company that might otherwise act as your agent to protect your rights pursuant to the debentures. You will be responsible for monitoring our compliance with the terms of the debentures and taking appropriate action if we are in default under the terms of the debentures.

Limited Covenants. The debentures do not include many covenants often contained in debentures, including collateral or security requirements, limits on senior debt, limits on dividends or other distributions to shareholders, sinking fund requirements, ratios related to assets or revenues, or requirements for audits. The covenants that do exist in the debentures are not designed to protect you in the event of a material adverse change in our financial condition or results of operations. These covenants do not place any restriction on our ability, among other things, to create or incur secured or senior indebtedness. The debentures do not contain covenants specifically designed to protect you in the event of a highly leveraged transaction involving our company.

No Governmental Regulation of Debentures. No governmental agency, including the FDIC, will regulate the debentures or insure the debenture holders against loss.

Service Charges. We reserve the right to assess service charges for replacing lost or stolen debentures (for which an affidavit from the holder will be required), changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

Authorized and Outstanding Capital Stock

Our articles of incorporation authorize the issuance of 10,000,000 shares of capital stock all of which are designated as shares of common stock, $0.01 par value per share, of which 2,222,000 shares are outstanding.

We have two record holders of our common stock. There is no public trading market for any of our capital stock. We have not paid any dividends on our capital stock since our inception and currently intend to retain all earnings for use in our business for the foreseeable future. Our articles of incorporation provide that we shall indemnify our officers and directors to the full extent permitted by Minnesota law.

The following summary of certain provisions of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our articles of incorporation and by applicable law

Common Stock

Authorized but unissued shares of common stock may be issued from time to time in such amounts and for such consideration as the board of directors determines. No share of our common stock is entitled to preference over any other share of common stock, and each share is equal to any other share of common stock in all respects. Holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. As there are no cumulative voting rights, the holders of more than 50% of the shares voting in an election of directors may elect all of our directors. The holders of common shares have no preemptive or other subscription or conversion rights. The common shares are not subject to redemption and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding common shares are fully paid and non-assessable. Subject to preferences that may be applicable to any outstanding shares of preferred stock, each common share is entitled to share pro rata in any dividend declared out of funds legally available. In any distribution of capital assets, such as liquidation, whether voluntary or involuntary, holders of the common shares are entitled to receive pro rata the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock.

Preferred Stock

All authorized and unissued shares of our capital stock are shares of common stock, subject to redesignation by the board of directors. Our board of directors has the authority to establish the terms of authorized shares and issue such shares in one or more classes or series of preferred or other capital stock. The consent of the holders of the issued and outstanding shares of common stock is not required for designation and issuance of shares of authorized capital stock.

The rights of the holders of our common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. Our board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preferred stock which are greater than those of our common stock. Our issuance of preferred stock could, among other things:

- restrict dividends on our common stock;
- dilute the voting power of our common stock;
- impair the liquidation rights of our common stock; or
- discourage, delay or prevent a change of control of our company.

Although we currently have no plans to issue shares of blank check preferred stock, we may issue them in the future.

PLAN OF DISTRIBUTION

We are offering a minimum of $500,000 and a maximum of $5,000,000 of principal amount of unsecured subordinated debentures. We are conducting the offering on a "best efforts $500,000 minimum , $5,000,000 maximum" basis. This means that subscriptions for the minimum amount of debentures must be received by us before proceeds from the offering will be available to us. We are requiring that each investor purchase at least $5,000 in principal amount of debentures; however, we may waive the minimum investment for selected investors. There is no requirement that any minimum dollar amount be purchased of debentures with a 3-year, 4-year, or 5-year term, only that the aggregate amount of debentures purchased be at least $500,000.

The offering began on the date on the cover of this offering circular and will end on the earlier of ___________, 2004 and the date on which we have sold all the debentures. Our officers and directors will be offering and selling the debentures themselves and will not be paid any commission or any other payment in connection with their efforts.

We estimate that that our offering costs will be as follows:

Expense	Cost
Registration Fees	$1,050
Legal Fees	$70,000
Printing Fees	$10,000

All proceeds from the offering will be held in an escrow account with Premier Bank, Maplewood, Minnesota as an escrow agent, until acceptance by us, at our sole discretion, of subscriptions for the minimum amount of debentures. If we reject your subscription, in whole or in part, or if the minimum number of debentures is not sold, the purchase price received by us will be refunded to you, without deduction of any commission or expenses and without interest, unless we fail to sell the minimum number of debentures, then, in such case, we will return the purchase price with the interest payable by the escrow account. After subscriptions for the minimum number of debentures have been received, an initial closing will be held and the proceeds of debentures sold through that date will be released to us. After the initial closing, we may conduct multiple interim closings prior to the termination of the offering.

The address of Premier Bank is:

2866 White Bear Avenue
Maplewood, MN 55109

Phone number: (651) 777-7700

We are offering the debentures when, as, and if subscriptions are received and accepted by us and subject to certain other conditions. We reserve the right to withdraw, cancel or modify the offering and to reject any subscription in whole or in part, in our discretion. A subscription is not subject to revocation or reduction by you. You do not have the right to demand return of your subscription unless the minimum number of debentures is not sold or unless the offering is withdrawn by us.

LEGAL MATTERS

Larkin, Hoffman, Daly & Lindgren, Ltd., will pass upon the validity of the debentures and shares of common stock issuable upon conversion of the debentures being offered hereby.

We have received certain advise from our legal counsel in connection with the matters described herein. Such legal advice is solely for our benefit and not for the benefit of any prospective investor. You are not entitled to, and should not rely on any such advice and should not consider any such counsel to represent you or your interests. You should consult with your own legal and other counsel.

INDEPENDENT AUDITORS

The consolidated financial statements as of December 31, 2000 and 2001 attached to this offering circular have been audited by Virchow, Krause & Company, LLP, independent auditors, as stated in their report appearing herein.

ADDITIONAL INFORMATION

An offering statement on Form 1-A, including amendments thereto, relating to the subordinated debentures offered hereby has been filed with the Securities and Exchange Commission (the "Commission"). The information in this offering circular is not complete and may be changed. We may not sell the subordinated debentures until the offering statement filed with the Commission is qualified. This offering circular is not an offer to sell these subordinated debentures and it is not soliciting an offer to buy these subordinated debentures in any state where the offer or sale is not permitted. For further information with respect to us and the subordinated debentures offered hereby, reference is made to the offering statement and the exhibits and schedules thereto. A copy of the offering statement, including exhibits and schedules thereto, may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission.

HERITAGE DEVELOPMENT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 2001 (AUDITED)

SEPTEMBER 30, 2002 (UNAUDITED)

A

HERITAGE DEVELOPMENT, INC.

AND SUBSIDIARIES

St. Paul, Minnesota

CONSOLIDATED FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2001 and 2000

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Heritage Development, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of Heritage Development, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and changes in retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Development, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental information provided, as identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 4, 2002

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000	Increase (Decrease)
Assets			
Cash and cash equivalents	$ 241,057	$ 155,323	$ 85,734
Land held for development	7,971,754	8,160,828	(189,074)
Development in process	17,691,086	15,882,254	1,808,832
Completed development	3,023,778	4,393,672	(1,369,894)
Related company receivables	1,471,049	1,130,988	340,061
Prepaid expenses	1,798	3,336	(1,538)
Land	117,500	32,500	85,000
Office building	508,135	77,500	430,635
Office furniture	32,605	32,605	-
Vehicles	112,731	112,731	-
Office equipment	119,649	119,649	-
Accumulated depreciation	(146,252)	(87,811)	(58,441)
Restricted cash	531,058	263,293	267,765
Note receivable - stockholder	96,114	-	96,114
Notes receivable	57,437	594,185	(536,748)
Other receivables	134,232	11,000	123,232
Total Assets	$ 31,963,731	$ 30,882,053	$ 1,081,678
Liabilities			
Accounts payable	$ 137,649	$ 100,382	$ 37,267
Project related payables	2,349,304	2,719,958	(370,654)
Accrued wages and vacation	39,683	35,617	4,066
Accrued payroll taxes	5,264	8,267	(3,003)
Accrued interest	781,401	817,485	(36,084)
Accrued real estate taxes	107,259	53,976	53,283
Accrued corporate taxes	5,000	5,020	(20)
Related company payables	26,473	350,076	(323,603)
Stockholder payable	-	84,075	(84,075)
Deposits	347,500	299,490	48,010
Estimated costs to complete lots sold	621,781	575,302	46,479
Notes payable - land development	23,345,372	22,348,379	996,993
Notes payable - other	589,706	209,212	380,494
Special assessments payable	128,497	1,029,397	(900,900)
Total Liabilities	28,484,889	28,636,636	(151,747)
Stockholders' Equity			
Common stock	781,259	781,259	-
Retained earnings	2,697,583	1,464,158	1,233,425
Total Stockholders' Equity	3,478,842	2,245,417	1,233,425
Total Liabilities and Stockholders' Equity	$ 31,963,731	$ 30,882,053	$ 1,081,678

See accompanying notes to consolidated financial statements.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS
For the Years Ended December 31, 2001 and 2000

	2001		2000	
	Amount	Percent	Amount	Percent
Revenues				
Lot sales	$ 20,503,188		$ 15,230,709	
Interest income	377,706		728,735	
Total Revenues	20,880,894	100.0	15,959,444	100.0
Cost of Revenues				
Land and development fees	16,056,489	76.9	11,731,060	73.5
Closing fees	98,737	0.4	94,831	0.5
Commissions	158,621	0.8	7,950	-
Total Cost of Revenues	16,313,847	78.1	11,833,841	74.0
Gross Margin	4,567,047	21.9	4,125,603	26.0
Holding Costs				
Interest expense	585,347	2.8	914,503	5.7
Real estate taxes	55,393	0.3	57,116	0.4
Total Holding Costs	640,740	3.1	971,619	6.1
General and Administrative Expenses				
Accounting	67,203	0.3	81,615	0.5
Advertising	78,043	0.4	37,934	0.2
Amortization	941	-	1,236	-
Auto - mileage	8,555	-	3,446	-
Auto - other	31,670	0.2	31,786	0.2
Bad debts	9,000	-	-	-
Business meals	9,391	-	11,068	0.1
Contributions	405	-	-	-
Depreciation	58,441	0.3	47,902	0.3
Dues and subscriptions	7,324	-	7,112	-
Education	1,389	-	4,807	-
Insurance	93,124	0.4	98,113	0.6
Legal	213,775	1.0	101,883	0.6
Miscellaneous	-	-	1,992	-
Office	93,122	0.4	115,509	0.7
Office space	8,832	-	16,572	0.1
Payroll taxes	59,306	0.3	55,793	0.3
Postage	6,105	-	8,742	0.1
Professional services	93,317	0.4	103,180	0.6
Project abandonment	207,210	1.0	71,111	0.4
Telephone	47,402	0.2	48,509	0.3
Travel and lodging	672,080	3.2	519,347	3.3
Wages	853,690	4.1	835,541	5.2
Real estate taxes	11,000	0.1	725	-
Capitalized project costs	(756,048)	(3.6)	(794,906)	(5.0)
Total General and Administrative Expenses	1,875,277	8.7	1,409,017	8.5
Net Income from Operations	$ 2,051,030	10.1	$ 1,744,967	11.4

See accompanying notes to consolidated financial statements.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS
For the Years Ended December 31, 2001 and 2000

	2001		2000	
	Amount	Percent	Amount	Percent
Other Income (Expense)				
Interest income	$ 26,435	0.1	$ 4,212	-
Other income (expense)	(3,467)	-	15,433	0.1
Loss on disposal of property and equipment	-	-	(19,787)	(0.1)
Interest expense	(452,573)	(2.2)	(364,156)	(2.3)
Net Other Income (Expense)	(429,605)	(2.1)	(364,298)	(2.3)
Net Income	1,621,425	8.0	1,380,669	9.1
Retained Earnings - Beginning of Year	1,464,158		1,109,742	
Stockholder Distributions	(388,000)		(1,026,253)	
Retained Earnings - End of Year	$ 2,697,583		$ 1,464,158	

See accompanying notes to consolidated financial statements.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net income	$ 1,621,425	$ 1,380,669
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization	59,382	49,138
Loss on disposal of property and equipment	-	19,787
Changes in operating assets and liabilities		
Land and development	(249,864)	(11,010,548)
Accounts receivable	(72,592)	(14,067)
Related company receivables	(2,498,522)	(3,339,219)
Prepaid expenses	597	(597)
Land sale contracts	540,000	1,617,150
Stockholder advances	-	64,864
Deposits	48,010	(209,710)
Estimated costs to complete lots sold	46,479	297,264
Related company payables	2,059,192	2,968,698
Accounts payable and accrued expenses	(593,371)	1,243,557
Net adjustments	(660,689)	(8,313,683)
Net Cash Flows from Operating Activities	960,736	(6,933,014)
Cash Flows from Investing Activities:		
Advances to shareholders	(180,189)	-
Purchases of property and equipment	(515,635)	(117,227)
Net Cash Flows from Investing Activities	(695,824)	(117,227)
Cash Flows from Financing Activities:		
Debt advances	22,144,192	23,739,192
Debt payments	(20,766,705)	(16,069,798)
Proceeds on stockholder note payable	-	(185,500)
Special assessments incurred	516,950	2,354,058
Special assessment payments	(1,417,850)	(2,511,383)
Stockholder distributions	(388,000)	(1,026,253)
Net Cash Flows from Financing Activities	88,587	6,300,316
Net Increase (Decrease) in Cash and Cash Equivalents	353,499	(749,925)
Cash and Cash Equivalents - Beginning of Year	418,616	1,168,541
Cash and Cash Equivalents - End of Year	$ 772,115	$ 418,616
Supplemental cash flows information:		
Interest paid	$ 2,837,421	$ 2,217,946

See accompanying notes to consolidated financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Heritage Development, Inc. and Subsidiaries (the Company) develops land for resale. The Company acquires project sites, improves the property to make its subdivided properties suitable for construction of single family and multi-family homes (and occasionally commercial facilities). The Company currently operates in land development in Minnesota, Wisconsin, Kansas and Indiana.

Principles of Consolidation - On December 16, 1996, Heritage Development, Inc. was incorporated as a Minnesota Subchapter S-Corporation. The purpose of the corporation is to serve as a holding company for subsidiary Subchapter S-Corporations.

The transfer of stock of Heritage Development of Minnesota, Inc., Heritage Development of Wisconsin, Inc., and Heritage Development of Kansas, Inc. (Minnesota Subchapter S-Corporations) to Heritage Development, Inc. took place effective January 1, 1997.

On August 20, 1999, Heritage Development, Inc. purchased 500 shares, at $1 per share, of Heritage Development of Indiana, Inc. (a newly formed Minnesota Subchapter S-Corporation).

Authorized and outstanding shares of no-par stock for the holding company and for each subsidiary Subchapter S-Corporation are as follows:

	Authorized	Issued
Heritage Development, Inc. (holding company)	10,000	1,111
Heritage Development of Minnesota, Inc. (subsidiary)	1,000	500
Heritage Development of Wisconsin, Inc. (subsidiary)	25,000	1,000
Heritage Development of Kansas, Inc. (subsidiary)	1,000	1,000
Heritage Development of Indiana, Inc. (subsidiary)	500	500

The consolidated financial statements as of December 31, 2001 and 2000 and for the years then ended include the above holding company and subsidiary Subchapter S-Corporations and their wholly owned Limited Liability Company second tier subsidiaries. All material intercompany balances have been eliminated in the combination. The expenses incurred by the holding company are distributed to the operating corporations pursuant to an Administrative Services Agreement.

All stock outstanding at December 31, 2001 was subject to Stock Restriction Agreements whereby under certain conditions, the Company has the option to purchase shares at the book value of the shares.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Revenue Recognition - Revenue from the sale of land is recognized when each of the following criteria are met:

- The period of cancellation with refund has expired.
- Cumulative payments of principal and interest exceed 10% of the contract price.
- The receivable is deemed collectible.
- The receivable from the sale is not subject to subordination to new loans on the property.
- Development is complete or an estimated cost to complete the improvements to the sold lot is recorded.

If each of the above criteria are not met, the Company accounts for amounts received on executed purchase agreements as deposits. A summary of deposits by project is as follows as of December 31, 2001:

	Parcels Subject to Purchase Agreements	Options & Deposits Received	Purchase Agreement Amounts
Minnesota:			
Wrights Crossing	22	$ 65,000	$ 998,000
Paumen Addition	1	1,500	33,900
Bluebill Ponds	10	25,000	638,000
Wachter Property	1	10,000	125,000
Condominiums of Shenandoah Place	94	125,000	1,927,000
Cherrywood Knoll	1	5,000	78,900
Subtotal - Minnesota	129	231,500	3,800,800
Indiana:			
Auburn Meadows	30	30,000	1,024,410
Warren Pines	52	52,000	1,208,000
Carrigan Road	34	34,000	1,363,400
Subtotal - Indiana	116	116,000	3,595,810
Total	245	$ 347,500	$ 7,396,610

Deposits associated with purchase agreements, which are cancelled without refund, are recognized as income in the period of cancellation. Interest income associated with purchase agreements are reported as interest income in the period in which the sale is closed.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Inventory and Cost of Sales - Land inventory is recorded at the lower of cost or market. Costs are allocated to projects by specific identification. Interest expense and real estate taxes are capitalized and added to the cost of land during the period that the land is actively developed. A summary of estimated total costs, costs incurred through December 31, 2001 and estimated date of expenditures for improvements for major areas from which sales are being made over the following five years is as follows:

	Estimated Total Costs	Costs Incurred through 12/31/01	Estimated Costs to Complete Development	Projected Year of Remaining Expenditures	
				2002	2003 - 2006
Minnesota:					
Townhomes of Creekside	$ 819,191	$ 819,191	$ -	$ -	$ -
Orchard Ridge	715,898	715,898	-	-	-
Heritage Office Park	504,450	504,450	-	-	-
Kelly Glen	1,879,758	1,879,758	-	-	-
Kelly Glen Phase 2	3,001,596	2,901,596	100,000	100,000	-
Kelly Glen Phase 3	-	-	-	-	-
Kelly Glen Phase 4	-	-	-	-	-
Shenandoah Place Outlot C	1,935,390	1,875,390	60,000	60,000	-
Parrot Property	4,011,883	2,131,774	1,880,109	1,880,109	-
North Ridge Phase II	1,712,620	1,712,620	-	-	-
Regal Creek	1,600,326	1,600,326	-	-	-
Biscayne Pointe 3rd Addition	1,365,801	1,365,801	-	-	-
Cherrywood Knolls	1,785,742	1,785,742	-	-	-
Wright's Crossing Phase I	1,782,638	1,624,565	158,073	158,073	*
Wright's Crossing Phase II	2,719,039	2,196,130	522,909	372,909	150,000
Wright's Crossing Phase III	2,828,106	571,423	2,256,683	500,000	1,756,683
Lino Lakes - Blue Bill Ponds	3,518,012	3,218,375	299,637	299,637	*
Carrousel Plaza Townhomes	1,438,666	1,206,623	232,043	232,043	*
Carrousel Plaza Commercial	362,481	239,979	122,502	122,502	*
Abbott Property	*	1,044,369	*	*	*
Bester / Empire Property	*	52,383	*	*	*
Saddle Club Property	*	-	*	*	*
Paumen Addition Phase I	1,347,583	1,247,343	100,240	50,240	50,000
Paumen Addition Phase II	220,382	220,382	-	*	*
Paumen Addition Phase III	977,685	577,370	400,315	200,315	200,000
Paumen Addition Phase IV	739,702	394,096	345,606	100,000	245,606
Maple Lake - Mavencamp	*	-	*	*	*
Stabenow / Woodbury	*	53,026	*	*	*
Peterson / Northfield	*	44,215	*	*	*
Kingston / Cottage Grove	*	60,637	*	*	*
Rother / Vermillion	*	19,678	*	*	*
Bester / Vermillion	*	10,409	*	*	*
St. Joseph	*	10,539	*	*	*
Wachter / Rosemount	*	7,190	*	*	*
Apache Plaza	*	26,290	*	*	*
Olsen / Carver	*	3,062	*	*	*
Wisconsin:					
Lake Ridge Estates	1,775,000	1,759,602	15,398	15,398	-
Lake Ridge Additions 1 & 2	3,621,041	3,371,041	250,000	250,000	-
Riverplace Multi-Family	883,957	883,957	-	-	-
Santen Property - Waukesha	*	1,774,891	*	*	*
Safe Farms - Hartford	*	-	*	*	*
Donna Drive / Sussex	*	15,413	*	*	*
Newman Property	*	2,569	*	*	*
	6,279,998	7,807,473	265,398	265,398	-

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 - Summary of Significant Accounting Policies (continued)

	Estimated Total Costs	Costs Incurred through 12/31/2001	Estimated Costs to Complete Development	Projected Year of Remaining Expenditures 2002	2003 - 2006
Kansas:					
Blackthorne Estates	$ 2,031,591	2,031,591	$ -	$ -	-
Blackthorne Estates II and III	2,010,000	1,913,994	96,006	96,006	-
Blackthorne Estates IV	*	877,410	*	*	*
Blackthorne Estates V	*	383,977	*	*	*
Sparks Property - KS City, MO	*	10,000	*	*	*
McKenzie Property	*	3,415,591	*	*	*
Barbieri Property	*	-	*	*	*
Crist Property	*	-	*	*	*
Blumenthal Property	*	10,519	*	*	*
Indiana:					
Auburn Meadows Ph I / Avon	680,000	651,317	28,683	28,683	*
Auburn Meadows Future / Avon	*	2,149,581	*	*	*
Grassy Creek / Greenwood	*	409,234	*	*	*
Cedar Run Ph I / Warren Pines	*	1,246,501	*	*	*
Cedar Run Future / Warren Pines	*	240,193	*	*	*
Pheasant Run / Olio Road	*	50,210	*	*	*
Ashfield Estates / Westfield	*	12,145	*	*	*
Carrigan Road / Noblesville	*	436,719	*	*	*
Autumn Creek	*	654	*	*	*
Binford Point / Indianapolis	*	1,860	*	*	*
Royal Oaks / S St Rte 13	*	59,028	*	*	*
Peterman Road Site	*	1,601	*	*	*
Methodist Church Property	*	10,749	*	*	*
Walnut Ridge / Dandy Trail	*	1,555	*	*	*
Blue Heron Lakes	*	1,035	*	*	*
Nail Property / 34th St / Way	*	10,749	*	*	*

* Undeveloped land, budget not available.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Costs incurred by the holding company (Heritage Development, Inc.) are allocated to the operating corporations based on an Administrative Services Agreement. The agreement specifies the nature of services provided and such services are either capitalized as project costs or recorded as general and administrative services. The classification of certain wages and other costs incurred in the acquisition and development stages of land development projects are capitalized as a component of inventory. The net affect on inventory value at December 31, 2001, 2000, and 1999 through 1997 on the reported net income for the respective years of the Company is as follows:

	1997-1999	2000	2001	Total	Capitalized Costs Remaining to be Relieved Through Cost of Sales
Additional Capitalized Costs	$ 1,214,997	$ 794,906	$ 756,043	$ 2,765,951	
Cost of Sales					
Portion of 1997 capitalized costs	(222,800)	(27,054)	(16,060)	(265,914)	$ 15,260
Portion of 1998 capitalized costs	(230,642)	(107,227)	(37,090)	(374,959)	24,000
Portion of 1999 capitalized costs	(93,729)	(239,472)	(106,210)	(439,411)	95,453
Portion of 2000 capitalized costs	n/a	(97,833)	(210,842)	(308,675)	486,231
Portion of 2001 capitalized costs	n/a	n/a	(175,835)	(175,836)	580,212
Net Increase in Inventory and Net Income	$ 667,826	$ 323,320	$ 210,010	$ 1,201,156	
			Minnesota	$ 458,520	
			Wisconsin	154,750	
			Kansas	263,060	
			Indiana	324,826	
				$ 1,201,156	

Acquisition and development costs are charged to the cost of sales when the related revenue is recognized. Parcel costs are allocated to sold lots based on the relative sales value of each lot. Inventories consisted of the following at December 31, 2001:

	Lots	Undeveloped	In Process	Complete	Totals 2001	Totals 2000
Minnesota:						
Townhomes at Creekside	9	$ -	$ -	$ 234,000	$ 234,000	$ 630,350
Orchard Ridge	-	-	-	-	-	43,000
Heritage Office Park	1	-	-	71,906	71,907	71,399
Kelly Glen	-	-	-	-	-	85,618
Kelly Glen Phase II	1	-	-	9,109	9,109	856,525
Kelly Glen Phase III	-	-	-	-	-	320,995
Kelly Glen Phase IV	-	-	-	-	-	185,177
Shenandoah Place Outlot C	16	-	-	320,000	320,000	1,423,571
Parrot Property	290	-	2,131,774	-	2,131,774	1,867,570
North Ridge Phase II	-	-	-	-	-	1,505,051
Regal Creek	-	-	-	-	-	49,734
Biscayne Pointe 3rd Addition	-	-	-	-	-	115,960
Cherrywood Knolls	1	-	-	66,400	66,400	1,406,000
Wright's Crossing Phase I	23	-	719,000	-	719,000	1,757,798
Wright's Crossing Phase II	n/a	-	2,196,130	-	2,196,130	-
Wright's Crossing Phase III	n/a	-	571,423	-	571,423	-
Lino Lakes - Blue Bill Ponds	10	-	419,800	-	419,800	1,683,883
Carrousel Plaza Townhomes	n/a	-	1,206,623	-	1,206,623	338,392

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - Summary of Significant Accounting Policies (continued)

					Totals	
	Lots	Undeveloped	In Process	Complete	2001	2000
Minnesota (continued):						
Carrousel Plaza Commercial	n/a	-	239,979	-	239,979	-
Abbott Property	n/a	1,044,369	-	-	1,044,369	-
Bester / Empire Property	n/a	52,383	-	-	52,383	45,375
Saddle Club Property	n/a	-	-	-	-	57,290
Paumen Addition Phase I	31	-	-	996,400	996,400	1,789,849
Paumen Addition Phase II	5	-	182,500	-	182,500	-
Paumen Addition Phase III	35	-	577,370	-	577,370	-
Paumen Addition Phase IV	96	-	394,096	-	394,096	-
Maple Lake - Mavencamp	n/a	-	-	-	-	10,380
Stabenow / Woodbury	n/a	53,026	-	-	53,026	36,559
Peterson / Northfield	n/a	44,215	-	-	44,215	-
Kingston / Cottage Grove	n/a	60,637	-	-	60,637	-
Rother / Vermillion	n/a	19,678	-	-	19,678	-
Bester / Vermillion	n/a	10,409	-	-	10,409	-
St. Joseph	n/a	10,539	-	-	10,539	-
Wachter / Rosemount	n/a	7,190	-	-	7,190	-
Apache Plaza	n/a	26,290	-	-	26,290	-
Olsen / Carver	n/a	3,062	-	-	3,062	-
Subtotal - Minnesota	518	1,331,798	8,638,695	1,697,815	11,668,309	14,280,476
Wisconsin:						
Lake Ridge Estates	6	-	-	171,360	171,360	337,800
Lake Ridge Additions 1 & 2	112	-	2,738,011	-	2,738,011	1,804,070
Riverplace Multi-Family	31	-	-	195,733	195,733	672,570
Santen Property - Waukesha	n/a	1,774,891	-	-	1,774,891	1,526,379
Safe Farms - Hartford	n/a	-	-	-	-	10,425
Donna Drive / Sussex	n/a	15,413	-	-	15,413	-
Newman Property	n/a	2,569	-	-	2,569	-
Subtotal - Wisconsin	149	1,792,873	2,738,011	367,093	4,897,977	4,351,244
Kansas:						
Blackthorne Estates	17	-	-	$ 611,670	$ 611,670	$ 882,190
Blackthorne Estates II and III	26	-	$ 1,347,750	-	1,347,750	1,100,524
Blackthorne Estates IV	n/a	$ 877,410	-	-	877,410	541,646
Blackthorne Estates V	n/a	383,977	-	-	383,977	399,507
Sparks Property - Kansas City	n/a	10,000	-	-	10,000	10,000
McKenzie Property	n/a	3,415,591	-	-	3,415,591	2,805,643
Barberi Property	n/a	-	-	-	-	10,380
Crist Property	n/a	-	-	-	-	10,379
Blumenthal Property	n/a	10,519	-	-	10,519	-
Subtotal - Kansas	43	4,697,497	1,347,750	611,670	6,656,917	5,760,269

Note 1 - Summary of Significant Accounting Policies (continued)

	Lots	Undeveloped	In Process	Complete	Totals 2001	Totals 2000
Indiana:						
Auburn Meadows Ph I / Avon	16	-	-	347,200	347,200	2,175,852
Auburn Meadows Future / Avon	n/a	-	2,149,581	-	2,149,581	-
Grassy Creek / Greenwood	n/a	-	409,234	-	409,234	37,689
Cedar Run Ph 1 / Warren Pines	n/a	-	1,246,501	-	1,246,501	99,505
Cedar Run Ftr / Warren Pines	n/a	-	240,193	-	240,193	-
Pheasant Run / Olio Road	n/a	50,210	-	-	50,210	34,814
Ashfield Estates / Westfield	n/a	12,145	-	-	12,145	10,613
Carrigan Road / Noblesville	n/a	-	436,719	-	436,719	-
Autumn Creek	n/a	654	-	-	654	-
Binford Point / Indianapolis	n/a	1,860	-	-	1,860	-
Royal Oaks / S St Rte 13	n/a	59,028	-	-	59,028	-
Peterman Road Site	n/a	1,601	-	-	1,601	-
Methodist Church Property	n/a	10,749	-	-	10,749	-
Walnut Ridge / Dandy Trail	n/a	1,555	-	-	1,555	-
Blue Heron Lakes	n/a	1,035	-	-	1,035	-
Nail Property / 34th St / Way	n/a	10,749	-	-	10,749	-
Subtotal - Indiana	16	149,586	4,482,228	347,200	4,979,014	2,358,473
Totals	726	$ 7,971,754	$ 17,206,684	$ 3,023,778	$ 28,202,217	$ 26,750,462

Included in inventory at December 31, 2001 is $234,000 of land, including costs of improvement, acquired through a Partnership Termination Agreement dated February 10, 1997. The original inventory balance was $6,378,196. Along with the land acquired, Heritage Development of Minnesota also acquired and assumed debt with an original balance of $5,492,149, the balance of this debt at December 31, 2001 is $0.

Included in inventory under Development in Process are the following:

Creekside Townhomes - 8 Multi-Family Units	$	484,402

Development in Process inventory is recorded at the lower of cost or market. Costs are allocated by specific identification. Interest expense and real estate taxes are capitalized and added to the cost during the construction period. Revenue is realized and cost of sales charged when the sale is closed.

Estimated Costs to Complete - Lots which have been sold and have remaining costs to complete are recognized as revenue, however, the cost of sales associated with such sales is increased by estimated cost to complete the development of the sold parcel. This amount is recorded as a liability - estimated costs to complete lots sold.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Property and Equipment - Property and equipment are recorded at cost and are being depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements	30 years
Office equipment and furniture	5 - 10 years
Vehicles	5 years

Income Taxes - The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes have been included in these consolidated financial statements. The Company periodically distributes funds to stockholders to pay personal tax liabilities. Subsidiaries have elected to be qualified Subchapter S subsidiaries. Beginning with 1997, the parent company (Heritage Development, Inc.) files tax returns which include the consolidated results of each of the four qualified Subchapter S subsidiaries.

In 2000 the subsidiaries formed Limited Liability Company (LLC) second tier subsidiaries. Wholly owned LLC's are disregarded entities for income tax purposes. Some minority interests in the tier two subsidiaries may be issued to key personnel in those subsidiaries. These subsidiaries will be taxed as partnerships and as such under Subchapter K of the Internal Revenue Code and the Regulations thereunder. Under Subchapter K, income of these LLC's (partnerships) will be taxed at the partner level. Due to the flow through nature of the subsidiaries, the majority interests will continue to be taxable at the stockholder level to the stockholders of Heritage Development, Inc.

Reclassifications - Certain amounts appearing in the 2000 consolidated financial statements have been reclassified to conform with the 2001 presentation.

Advertising Expense - Advertising costs are expensed when incurred. Advertising expense was $78,043 and $37,934 for the years ended December 31, 2001 and 2000, respectively.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Real Estate Taxes - The Company accrues real estate taxes based on the year in which property taxes are payable. This practice best matches the Company's practice of allocating property taxes between buyer and seller upon closing each lot sale. A summary of lien and payment dates for real estate taxes is as follows:

Minnesota	Lien date is January 2 of the year preceding the collection year.	Scheduled payment dates are 1/2 by May 15 and 1/2 by October 15.
Wisconsin	Lien date is generally May 7 of the year preceding the collection year.	Generally, payment in full is due January 31; however, certain local governments extend payment terms.
Kansas	Lien date is November 1 of the year of levy.	Scheduled payment dates are 1/2 by May 10 and 1/2 by November 10.
Indiana	Lien date is generally January 2 of the year preceding the collection year.	Scheduled payment dates are 1/2 by May 10 and 1/2 by November 10.

Real estate taxes are accrued based on actual levied taxes or if actual property tax amounts are not available, based upon proposed levies and in some cases, the prior year amount. Real estate taxes are treated as follows:

Leased facility	Expensed in year payment is due.
Property under active development	Capitalized cost of the project (inventory) in year payment is due.
Property not under active development	Expensed in year payment is due.

NOTE 2 - Cash and Cash Equivalents

The Company considers all marketable securities which are readily convertible to cash or have a maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents include $347,500 and $299,490 held in escrow for customer deposits received for lots under contract as of December 31, 2001 and 2000, respectively. These deposits are generally refundable if the prospective buyer does not qualify for financing.

NOTE 3 - Restricted Cash

Certain cash funds are restricted for future construction costs and debt service and are on deposit with financial institutions secured by the Federal Deposit Insurance Corporation up to $100,000. Balances held in escrow or reserve funds of cities are subject to the security provisions of those cities. The consolidated statement of cash flows includes restricted cash amounts.

NOTE 4 - Notes Receivable

Jubilee Faith Center - The Company extended an interest free note to a non-profit corporation (Jubilee Faith Center, Inc.) in May, 1993. The agreement requires payment for improvements to the property of $64,536 on or before May 20, 2003. The note may be adjusted for actual costs to an amount not to exceed $70,000.

The Company has discounted the note at 6% for the ten year period for financial statement presentation. The incremental accrued accreted value each year is recorded as interest income as follows:

Date	Accrued Accreted Value	Interest Income
5/20/93	$ 36,037	
5/20/94	38,199	$ 2,162
5/20/95	40,491	2,292
5/20/96	42,920	2,429
5/20/97	45,495	2,575
5/20/98	48,225	2,730
5/20/99	51,118	2,894
5/20/00	54,185	3,067
5/20/01	57,437	3,252
5/20/02	60,883	3,446
5/20/03	64,536	3,653

Mesa Properties VI, Inc. - The Company sold 21 multi-family lots, constituting lots 5-16, 19-27, Block 7 of North Ridge development for $600,000, under a contract for deed dated November 23, 1999. A $60,000 down payment was made on December 23, 1999 and applies against the last lots closed. The balance at December 31, 2000 was $540,000. Interest of ten percent (10%) commenced on December 23, 1999 (date of closing). The Company releases lots for $30,000 per lot plus accrued interest. The Company collected $601,217 on the contract including $61,271 in interest during 2001. The balance of the contract was paid in full during the year ended December 31, 2001.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 6 - Debt

The Company's outstanding debt at December 31, 2001 is as follows:

Lender / Project Comments	Ending Balance December 31, 2001 Principal	 Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Principal Funded
Inc.						
Toothpick, LLC - 422 E Cty Rd D - related party	$ 386,571	$ 2,748	29-Aug-01	60	8.25%	$ 388,349
Monthly principal and interest payments			08-Sep-06		$ -	$ 388,349
Hennessey Financial - related party	$ 199,000	$ 9,029	17-Mar-00	24	18.00%	$ 199,000
Interest paid at maturity			17-Mar-02		$ -	$ 199,000
Nissan Motor Acceptance Corp.	$ 4,134	$ -	02-Jun-97	60	7.99%	$ 25,525
1997 Nissan Maxima			16-Aug-02		$ -	$ 25,525
Minnesota						
Premier Bank - Paumen Addition	$ 1,429,140	$ 5,147	16-Oct-00	24	Prime + 2%	$ 1,800,000
Per-lot release = $30,000 plus pro-rated interest			16-Oct-02		$ 27,000	$ 1,800,000
Premier Bank - Paumen Addition	$ 175,395	$ 1,315	22-Oct-01	12	Prime + 2%	$ 249,000
Amendment to Development Note			16-Oct-02		$ 4,980	$ 175,395
Ron Breckner - Paumen Addition	$ 200,000	$ 36,300	02-Jan-01	24	18.00%	$ 200,000
Lot release 80% net after prior mortgages			02-Jan-03		$ -	$ 200,000
CMIC - Wrights Crossing	$ 2,298,777	$ 42,980	19-Dec-00	16	Prime + 3%	$ 4,900,000
Per-lot release = $37,300 plus pro-rated interest			01-May-02		$ 68,000	$ 3,387,302
Terry Bros. Inc. - Wrights Crossing	$ 605,337	$ 7,463	26-Oct-01	48	15.00%	$ 1,286,307
Per-lot release = $2,500			26-Oct-05		$ -	$ 1,286,307
Hennessey Financial - Wrights Crossing - related party	$ 700,000	$ 9,781	01-Dec-01	47	17.00%	$ 700,000
Interest carried to maturity			26-Oct-05		$ -	$ 700,000
Carlson - Carrousel Plaza	$ 139,000	$ 2,845	09-Oct-00	36	9.00%	$ 211,000
$84,510 annual payment			09-Oct-03		$ -	$ 211,000
KCC Management - Carrousel Plaza	$ 55,000	$ 817	10-Oct-00	24	17.50%	$ 55,000
Per-lot release = $1,450 plus pro-rated interest			10-Oct-02		$ -	$ 55,000
Assured Financial - Carrousel Plaza - related party	$ 916,397	$ 40,016	08-Jun-01	12	Prime + 3%	$ 950,000
Per-lot release = proceeds from closings			08-Jun-02		$ 19,000	$ 916,397
Carlson - Carrousel Plaza Commercial	$ 140,000	$ 3,176	15-Jan-01	12	9.00%	$ 140,000
Accrued interest payments due quarterly			15-Jan-02		$ -	$ 140,000
Hennessey Financial - Carrousel Plaza Commercial - related party	$ 39,056	$ 3,298	01-Aug-01	20	20.00%	$ 39,056
Interest carried to maturity			01-Apr-03		$ -	$ 39,056
CMIC - Townhomes at Creekside	$ 78,421	$ 1,095	28-Apr-00	24	Prime + 3%	$ 160,000
Advanced for construction of lots 5 - 14			01-May-02		$ 3,200	$ 160,000
CMIC - Townhomes at Creekside	$ 225,961	$ 6,145	16-Mar-01	12	Prime + 3%	$ 500,000
Advanced for construction of lots 5 - 8			16-Mar-02		$ 7,500	$ 225,961
CMIC - Townhomes at Creekside	$ 110,012	$ 4,335	16-Mar-01	12	Prime + 3%	$ 500,000
Advanced for construction of lots 11 - 14			16-Mar-02		$ 7,500	$ 495,694
CMIC - Townhomes at Creekside	$ 126,250	$ 5,378	16-Mar-01	12	Prime + 3%	$ 250,000
Advanced for construction of lots 9 - 10			16-Mar-02		$ 3,750	$ 250,000

NOTE 6 - Debt (continued)

Lender / Project Comments	Ending Balance December 31, 2001 Principal	Ending Balance December 31, 2001 Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Principal Funded
Minnesota (continued):						
CMIC - Condos of Shenandoah Place	$ 129,473	$ 7,439	09-Nov-00	15	Prime + 3%	$ 1,400,000
Construction loan - per-lot release			15-Feb-02		$ 28,000	$ 1,400,000
CMIC - Shenandoah Apartments	$ 720,510	$ 14,496	27-Mar-00	24	Prime + 3%	$ 810,000
Construction note for funding			01-Apr-02		$ 6,100	$ 824,655
Parrot Trust - Shenandoah Apartments	$ 562,500	$ 38,697	27-Mar-00	60	9.00%	$ 750,000
Landowner subordinated note			27-Mar-05		$ -	$ 750,000
Premier Bank - Cherrywood Knoll	$ 34,922	$ 151	13-Jul-00	24	Prime + 2%	$ 1,400,000
Lot release equal to outstanding debt			13-Jul-02		$ 13,860	$ 1,301,833
Gerard Abbott - Biscayne Pointe 4th Add.	$ 665,760	$ 14,939	02-Nov-01	12	9.00%	$ 665,760
Satisfied 1/7/02			02-Nov-02		$ -	$ 665,760
Ralph Goelz - Biscayne Pointe 4th Add.	$ 250,000	$ 5,538	01-Nov-01	24	17.50%	$ 250,000
Interest 17.50%, 8% pd monthly, balance accrues			01-Nov-03		$ -	$ 250,000
Ron Breckner - Project Equity Loan	$ 152,372	$ 1,943	21-Dec-99	39	17.00%	$ 550,000
Lot release 80% net after prior mortgages			04-Apr-03		$ -	$ 550,000
Dorothy Gardner - Unsecured Loan	$ 277,750	$ 6,849	01-Jan-97	60	12.00%	$ 320,971
Interest payable annually, principal balloon			31-Dec-02		$ -	$ 320,971
Data Sales - 4300 Reiland Lane	$ 79,395	$ 4,014	20-Dec-00	15	14.00%	$ 250,000
			04-Apr-02		$ -	$ 250,000
Century Bank - Office Equipment Loan	$ 46,609	$ -	13-Dec-99	60	9.50%	$ 71,000
Monthly payment, $1,496			13-Dec-04		$ -	$ 71,000
Century Bank - Office Furniture Loan	$ 24,775	$ -	28-Jun-00	48	11.00%	$ 35,637
Monthly payment, $924			28-Jun-04		$ -	$ 35,637
Nissan Motor Acceptance Corp.	$ 7,505	$ -	01-Sep-98	60	7.75%	$ 18,771
1999 Nissan Altima			01-Oct-03		$ -	$ 18,771
Nissan Motor Acceptance Corp.	$ 20,724	$ -	07-Mar-00	58	6.90%	$ 29,172
2000 Nissan Xterra			07-Jan-05		$ -	$ 29,172
Nissan Motor Acceptance Corp.	$ 6,084	$ -	30-Mar-98	60	5.90%	$ 20,320
1998 Nissan Altima			30-Apr-03		$ -	$ 18,771
Wisconsin:						
Grafton State Bank / Lake Ridge	$ 36,000	$ 223	26-Aug-99	30	Prime + 1.50%	$ 400,000
Per-lot release = $26,000			26-Feb-02		$ 4,000	$ 400,000
CMIC / Lake Ridge	$ 2,085,098	$ 101,888	12-Dec-00	15	P+3%, NLT 12.5%	$ 3,366,000
Per-lot release equal to 80% of sales price+ interest			15-Mar-02		$ 67,320	$ 2,947,130
Eugene Santen Rev. Trust / Santen Prop.	$ 790,980	$ 48,404	02-Mar-99	48	8.00%	$ 991,000
Landowner - annual payments of $297,000			02-Mar-03		$ -	$ 991,000
Hennessey Financial - related party	$ 716,235	$ 106,748	03-Apr-01	24	20.00%	$ 716,235
Interest carried to maturity			03-Apr-03		$ -	$ 416,235

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 6 - Debt (continued)

Lender / Project Comments	Ending Balance December 31, 2001 Principal	Ending Balance December 31, 2001 Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Principal Funded
Kansas:						
KCC Management, Inc. / Blackthorne Estates	$ 370,000	$ 4,282	24-Oct-97	72	15.50%	$ 500,000
Interest due monthly, $2,500 lot release			31-Oct-03		$ -	$ 500,000
Gold Bank / Blackthorne Estates #69-102	$ 915,187	$ 2,852	31-Aug-01	18	Prime + 1.00%	$ 2,160,000
Funding for annual payment to Ruth Corp.			10-Mar-03		$ 21,600	$ 915,187
Gold Bank / Blackthorne Estates #1155	$ 925,563	$ 3,374	10-Jul-00	24	Prime + 1.00%	$ 1,780,700
Development funding for 2nd and 3rd phases			10-Jun-02		$ 16,600	$ 1,780,700
Gold Bank / Blackthorne Estates #1156	$ 513,800	$ 1,313	01-Jun-00	24	Prime + 1.00%	$ 513,800
Refinance Gold Bank & future Ruth Corp. payment			10-Jun-02		$ 2,400	$ 513,800
Ron Breckner / Sunnybrook Estates	$ 699,250	$ 107,496	15-Feb-00	24	20.0%	$ 900,000
Funding required to close with landowner			15-Feb-02		$ -	$ 699,250
Leonard McKinzie / Sunnybrook Estates	$ 950,775	$ 35,073	15-Feb-00	42	8.0%	$ 1,513,275
$645,534.34 annual payment due 8/15/02			15-Aug-03		$ -	$ 1,513,275
Gold Bank / Sunnybrook Estates	$ 950,000	$ 2,850	18-Jul-01	12	Variable + 1.00%	$ 950,000
Funding for annual payment to McKinzie			10-Jul-02		$9,500	$ 950,000
Gold Bank / Auto Loan #6755	$ 8,859	$ 30	20-Aug-99	48	7.50%	$ 18,462
1999 Nissan Altima			05-Sep-03		$ -	$ 18,462
Indiana:						
KCC Management, Inc. / Auburn Meadows	$ 289,500	$ 3,995	25-Oct-00	24	16.25%	$ 289,500
Subordinated to construction loan			25-Oct-02		$ -	$ 289,500
Royal Haven Builders / Auburn Meadows	$ 325,000	$ 28,239	05-Dec-00	24	8.00%	$ 325,000
Landowner loan subordinated to construction loan			05-Dec-02		$ -	$ 325,000
First Indiana Bank / Auburn Meadows	$ 1,591,824	$ 8,002	05-Dec-00	60	Prime + 1.00%	$ 2,100,000
Lots released for 90% of gross sales price			31-Dec-05		$ 57,100	$ 2,021,099
First Indiana Bank / Warren Pines	$ 749,403	$ 3,549	31-May-01	30	Prime + 1.00%	$ 1,200,000
Lots released for 90% of gross sales price			30-Nov-03		$ 17,500	$ 749,403
Data Sales / Warren Pines	$ 403,874	$ 24,990	31-May-01	18	18.00%	$ 400,000
Per-lot release = $2,000			30-Nov-02		$ -	$ 400,000
Ralph Goelz / Grassy Creek Commons	$ 32,000	$ 2,205	10-May-01	12	17.50%	$ 32,000
Interest 17.50%, 8% pd monthly, balance accrues			10-May-02		$ 960	$ 32,000
Ralph Goelz / Grassy Creek Commons	$ 200,000	$ 14,203	02-May-01	12	17.50%	$ 200,000
Per-lot release = $2,000			02-May-02		$ 4,000	$ 200,000
First Indiana Bank / Grassy Creek Commons	$ 194,654	$ 342	19-Dec-01	30	Prime + 1.00%	$ 1,050,000
Lots released for 90% of gross sales price			31-Jul-04		$ 10,050	$ 194,654
Ralph Goelz / Carrigan at the Levee	$ 69,887	$ 1,394	12-Nov-01	24	17.80%	$ 69,887
Interest 17.80%, 8% paid monthly, balance accrues			12-Nov-03		$ 1,398	$ 69,887
Jane Goelz / Carrigan at the Levee	$ 12,960	$ 259	12-Nov-01	24	17.80%	$ 16,460
Interest 17.80%, 8% paid monthly, balance accrues			12-Nov-03		$ 329	$ 12,960
Ralph Goelz IRA / Carrigan at the Levee	$ 73,219	$ 1,461	12-Nov-01	24	17.80%	$ 76,719
Interest 17.80%, 8% paid monthly, balance accrues			12-Nov-03		$ 1,534	$ 73,219

NOTE 6 - Debt (continued)

Lender / Project Comments	Ending Balance December 31, 2001 Principal	Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Principal Funded
Indiana (continued):						
Brandon Goelz IRA / Carrigan at the Levee	$ 11,934	$ 193	12-Nov-01	24	15.00%	$ 11,934
Interest 15.00%, 8% paid monthly, balance accrues			12-Nov-03		$ 573	$ 11,934
Ralph Goelz / Carrigan at the Levee	$ 91,200	$ 1,403	29-Nov-01	24	17.80%	$ 91,200
Interest 17.80%, 8% paid monthly, balance accrues.			29-Nov-03		$ 1,824	$ 91,200
Donna Goelz IRA / Carrigan at the Levee	$ 3,890	$ 43	29-Nov-01	24	15.00%	$ 7,000
Interest 15.00%, 8% paid monthly, balance accrues			29-Nov-03		$ 336	$ 3,890
Brett Goelz IRA / Carrigan at the Levee	$ 4,910	$ 54	29-Nov-01	24	15.00%	$ 8,000
Interest 15.00%, 8% paid monthly, balance accrues			29-Nov-03		$ 384	$ 4,910
Salin Bank / Carrigan at the Levee	$ 112,246	$ 600	29-Nov-01	24	Prime + 1.00%	$ 990,000
Interest paid monthly			01-Dec-03		$ 9,900	$ 112,246
Totals	$ 23,935,078	$ 781,401				

Annual maturities of long-term debt are $14,648,753 in 2002; $5,153,330 in 2003; $266,038 in 2004; $3,480,384 in 2005; and $386,573 in 2006.

NOTE 6 - Pledged Collateral

The Company's outstanding pledged collateral at December 31, 2001 is as follows:

INC.

Lender/Project	Collateral
Toothpick, LLC - 422 East Cty Rd D	Office Bldg at 422 East County Road D
Hennessey Financial	Unsecured
Nissan Acceptance - 1997 Maxima Car Note	Company Vehicle

MINNESOTA

Lender/Project	Collateral
CMIC - Townhomes at Creekside - L5-8B1	Townhomes at Creekside, Lots 5 - 8
CMIC - Townhomes at Creekside - L11-14B1	Townhomes at Creekside, Lots 11 - 14
CMIC - Townhomes at Creekside - L5-14	Townhomes at Creekside, Lots 5 - 14
CMIC - Townhomes at Creekside - L9-10	Townhomes at Creekside, Lots 9 - 10
CMIC - Shenandoah Multi-Family	Condominiums of Shenandoah Place, Outlot C Shenandoah Place
L. Parrott - Shenandoah Apartments	Shenandoah Apartments
CMIC - Shenandoah Apartments	Shenandoah Apartments
Premier Bank - Cherrywood Knoll	Cherrywood Knoll
Gerard Abbott - Biscayne Pointe 4th Addition	Biscayne Pointe 4th Addition
Ralph Goelz - Biscayne Pointe 4th Addition	Biscayne Pointe 4th Addition
Premier Bank - Paumen Addition	Paumen Addition
Ron Breckner - Paumen Addition	Paumen Addition
Premier Bank - Paumen Addition	Paumen Addition
Hennessey Financial - Wrights Crossing	Wright's Crossing
Terry Bros. Inc. - Wrights Crossing	Wright's Crossing
CMIC - Wright's Crossing	Wright's Crossing
Carlson - Carrousel Plaza	Carrousel Plaza
KCC Management - Carrousel Plaza	Carrousel Plaza
Assured Financial - Carrousel Plaza	Carrousel Plaza
Carlson - Carrousel Plaza Commercial	Carrousel Plaza Commercial Property
Hennessey Financial - Carrousel Plaza Commercial	Carrousel Plaza Commercial Property
Data Sales - Equity Line	Condos of Shenandoah Place
Dorothy Gardner - Unsecured Loan	Unsecured
Data Sales - 4300 Reiland Lane	4300 Reiland Avenue, Shoreview
Century Bank - Office Equipment	Various Office Equipment
Century Bank - Office Furniture	Various Office Furniture
Nissan Acceptance - 1999 Altima Car Note	Company Vehicle
Nissan Acceptance - 2000 Xterra Car Note	Company Vehicle
Nissan Acceptance - 1998 Altima Car Note	Company Vehicle

WISCONSIN

Lender/Project	Collateral
Grafton State Bank - Lake Ridge	Lake Ridge Addition (Phase I) Twin Lots
CMIC - Lake Ridge	Lake Ridge 2nd and 3rd Additions
Eugene Santen Revocable Trust	Santen Trust Property - Waukesha
Hennessey Financial	Santen Trust Property - Waukesha

NOTE 6 - Pledged Collateral (continued)

KANSAS

Lender/Project	Collateral
KCC Management	Blackthorne Estates
Gold Bank #69-102	Blackthorne Estates
Gold Bank #1155	Blackthorne Estates
Gold Bank #1156	Blackthorne Estates
Ron Breckner	Sunnybrook Estates
Leonard McKinzie	Sunnybrook Estates
Gold Bank	Sunnybrook Estates
Gold Bank Loan #6755	Company Vehicle

INDIANA

Lender/Project	Collateral
KCC Management	Auburn Meadows
Royal Haven Builders	Auburn Meadows
First Indiana Bank	Auburn Meadows
First Indiana Bank	Warren Pines
Data Sales	Warren Pines
Ralph Goelz	Grassy Creek Commons
Ralph Goelz	Grassy Creek Commons
First Indiana Bank	Grassy Creek Commons
Ralph Goelz	Carrigan at the Levee
Jane Goelz	Carrigan at the Levee
Ralph Goelz IRA	Carrigan at the Levee
Brandon Goelz IRA	Carrigan at the Levee
Ralph Goelz	Carrigan at the Levee
Donna Goelz IRA	Carrigan at the Levee
Brett Goelz IRA	Carrigan at the Levee
Salin Bank	Carrigan at the Levee

In addition to the above pledged collateral, each loan, with the exception of the three loans to First Indiana Bank, is guaranteed by Jeff Gardner. The three loans to First Indiana Bank are guaranteed by Jeff Gardner, John Dobbs and Heritage Development, Inc.

NOTE 7 - Capitalized Interest

The Company capitalizes interest on debt associated with land which is actively developed. Interest on land prior to active development is expensed. Interest incurred after development is complete is expensed. A summary of interest capitalized and expensed is as follows:

	Year Ended December 31, 2001					2001	2000
	Inc.	Minnesota	Wisconsin	Kansas	Indiana	Total	Total
Total interest accrued	$ 86,273	$ 1,567,389	$ 413,112	$ 538,595	$ 297,853	$ 2,903,222	$ 2,218,453
Less: interest not associated with specific land development projects	(86,273)	(357,930)	(176)	(1,200)	(78)	(445,657)	(364,156)
Less: capitalized interest	-	(927,115)	(260,184)	(405,040)	(279,879)	(1,872,218)	(939,794)
Holding period interest	$ -	$ 282,344	$ 152,752	$ 132,355	$ 17,896	$ 585,347	$ 914,503

NOTE 8 - Contingent Liabilities

The Company secures development obligations with letters of credit. A summary of letters of credit is as follows:

Lender	Project	Securing	In Favor	Amount	Expiration Date
Minnesota:					
Data Sales	Townhomes of Creekside	Erosion, Landscaping	City of Chanhassen	$ 30,000	Self-Renew
CMIC	Heritage Office Park	Grading, Utilities, Landscaping	City of Little Canada	20,000	Self-Renew
Data Sales	Nelsen Hills Farm 5th - 7th Add.	Streets, Utilities	City of Farmington	15,000	Self-Renew
CMIC	Kelly Glen Phases 1, 2, 3, and 4	Grading, Streets, Utilities	City of New Market	293,275	Self-Renew
Scheer's	Condos of Shenandoah Pl - Bond	Grading, Streets, Utilities	City of Shakopee	160,000	08/21/02
Scheer's	Shenandoah Apartments - Bond	Grading, Streets, Utilities	City of Shakopee	464,400	06/28/02
Scheer's	Regal Creek - Bond	Grading, Streets, Utilities	City of St. Michael	25,000	10/01/02
BD&F	Biscayne Pointe 2nd Addition	Grading, Streets, Utilities	City of Rosemount	4,000	Self-Renew
BD&F	Biscayne Pointe 3rd Addition	Grading, Streets, Utilities	City of Rosemount	7,000	Self-Renew
Scheer's	Wright's Crossing - Bond	Grading	City of Big Lake	118,538	12/22/02
CMIC	Wright's Crossing	Streets, Utilites	City of Big Lake	1,031,250	Self-Renew
CMIC	Blue Bill Ponds	Grading, Streets, Utilities	City of Lino Lakes	700,350	Self-Renew
Scheer's	Blue Bill Ponds - Bond	Grading, Erosion Control, Ponding	Rice Creek Watershed	19,000	06/07/02
Scheer's	Paumen Addition - Bond	Grading	City of Maple Lake	120,000	09/05/02
Assured Fin.	Carrousel Plaza	Grading, Streets, Utilities	City of Rosemount	407,650	Self-Renew
				3,415,453	
Wisconsin:					
CMIC	Lake Ridge Estates	Streets, Streetlights	City of Franklin	30,000	Self-Renew
Grafton Bank	Lake Ridge	Streets	City of Port Washington	50,000	11/15/02
Scheer's	Lake Ridge Phases 2 & 3	Monument	City of Port Washington	5,000	10/09/02
Scheer's	Townhomes of Riverplace - Bond	Landscaping	City of Waukesha	104,000	03/09/02
				189,000	
Kansas:					
Scheer's	Blackthorne Estates - Bond	Maintenance	Johnson Cty Water Dist	3,000	02/22/02
Scheer's	Blackthorne Estates - Bond	Storm & Sanitary Sewer, Erosion	Johnson Cty Water Dist	6,000	05/03/02
Scheer's	Blackthorne Estates III - Bond	Sanitary Sewer	Johnson Cty Water Dist	1,800	07/03/02
Scheer's	Blackthorne Estates IV - Bond	Sanitary Sewer	Johnson Cty Water Dist	1,800	09/10/02
Gold Bank	Blackthorne Estates IV	Storm & Sanitary Sewer, Erosion	Johnson Cty Water Dist	128,330	03/31/02
Gold Bank	Blackthorne Estates IV	Storm & Sanitary Sewer, Erosion	Johnson Cty Water Dist	10,000	09/17/02
				147,930	
Indiana:					
Scheer's	Auburn Meadows - Bond	Storm & Sanitary Sewer, Erosion	Hendricks County	96,000	07/05/02
Scheer's	Auburn Meadows - Bond	Right of Way Easement	Indiana DOT	25,000	10/09/02
				121,000	
				$ 3,873,393	

NOTE 9 - Related Party Transactions

The Company has the following related party transactions:

Townhomes of Riverplace, Inc. - Related through common ownership by the majority stockholder of the Company. The Townhomes of Riverplace, Inc. constructs townhomes, currently exclusive in one development in Wisconsin.

Intercompany transactions consist of land sales from Heritage Development of Wisconsin, Inc. Transactions consisted of the following in 2001 and 2000:

	2001	2000
Lot closings, interest revenue and sales	$ 1,256,837	$ 567,300
Balance due from Townhomes of Riverplace, Inc.	$ 1,334,448	$ 278,599

Metro Land Surveying, LLC - Metro Land Survey, LLC was established in February, 1997. Related through common ownership of the majority stockholder of the Company.

Intercompany transactions consist of the purchase of land surveying services by the Company.

	2001	2000
Purchases	$ 130,598	$ 318,947
Trade Payable	$ -	$ 70,709

It is the Company's policy to pay related Company balances as liquidity allows. The ownership by the majority stockholder was sold on July 26, 2001. Purchases for 2001 represent intercompany transactions before the sale date.

HD Aviation, LLC - HD Aviation, LLC was established in May, 1998. Related through common ownership of the stockholders of the Company.

Intercompany transactions consist of aircraft leasing (see Note 10 - Lease and Lease Obligations) by the Company.

	2001	2000
Aircraft Lease	$ 639,643	$ 478,564
Balance due from HD Aviation, LLC	$ -	$ 95,579

NOTE 9 - Related Party Transactions (continued)

SISKA Group, Inc. - SISKA Group, Inc. was established in April, 1998. Related through common ownership of the majority stockholder of the Company.

Intercompany transactions consists of the selling of land to SISKA Group, Inc. for the construction of single and multi-family dwelling units.

	2001	2000
Balance due to Siska Group, Inc.	$ -	$ 66,499

The ownership by the majority stockholder was sold on March 14, 2001.

BDH Homes, LLC - BDH Homes, LLC was established in October, 1998. Related through common ownership of the majority stockholder of the Company.

Intercompany transactions consist of selling of improved lots to BDH Homes for construction of residential dwellings.

	2001	2000
Sales	$ 884,000	$ 224,000
Balance due (from) to BDH Homes, LLC	$ 5,503	$ (44,975)

Toothpick, LLC - Toothpick, LLC was established in January, 1999. Related through common ownership of the stockholders of the Company.

Intercompany transactions consist of selling improved lots to Toothpick, LLC for construction and management of commercial dwellings.

	2001	2000
Sales	$ 561,524	$ -
Balance due from Toothpick, LLC	$ 45,820	$ 311,960

Assured Financial, LLC - Assured Financial, LLC was established in September 1998. Related through common ownership of the majority stockholder of the Company.

Intercompany transactions consist of construction loan advances, fees and interest charges.

	2001
Loan advances, fees and interest charges from Assured Financial, LLC	$ 983,566
Balance due to Assured Financial, LLC	$ 956,413

NOTE 9 - Related Party Transactions (continued)

D & G Development, LLC - D & G Development, LLC was established in May, 1999. Related through common ownership of the stockholders of the Company.

Intercompany transactions consist of selling improved lots to D & G Development, LLC for construction of single family homes.

	2001	2000
Balance due from D & G Development, LLC	$ -	$ 81,260

Hennessey Financial, LLC - Hennessey Financial, LLC was established in January, 2000. Related through common ownership of the majority stockholder of the Company.

Intercompany transactions consist of lending funds from Hennessey Financial, LLC for the purpose of funding land development.

	2001	2000
Note balances due to Hennessey Financial, LLC	$ 1,783,147	$ 199,000
Balance due from Hennessey	$ -	$ 460

Heritage Management, LLC - Heritage Management, LLC was established in March 2000. Related through common ownership of the majority stockholder of the Company

Intercompany transactions consist of the purchasing of consulting services by the Company.

	2001	2000
Purchases	$ 238,392	$ 75,147
Balance due from Heritage Management, LLC	$ 58,805	$ 124,528

NOTE 10 - Lease and Lease Obligations

Aircraft Leases - In May 1998, a related company, HD Aviation LLC, was formed to provide flight services to Heritage Development, Inc. The arrangement called for the charging of a net hourly fee which was designed to approximate the entire operating costs of the airplanes. The rate was charged based on an oral arrangement, which was subsequently formalized through an agreement in which Heritage Development, Inc. was responsible for all net operating costs through a net lease arrangement.

The operating costs for 2001 and 2000 were $639,643 and $478,564, respectively, all of which are reflected in the 2001 and 2000 operating expenses of Heritage Development, Inc.

It is not possible to determine the future minimum lease obligation required under the above airplane operating lease agreement.

Vehicle Leases - The Company leases two vehicles. The leases have monthly payments of $590 and $434. Lease payments were $12,283 and $13,306 for the years ended December 31, 2001 and 2000, respectively.

The following is a schedule of future minimum lease payments required under the above vehicle operating leases for the years ending December 31:

2002	$	12,557
2003		5,392
2004		5,392
2005		1,348
Total	$	24,689

Computer Leases - The Company leases its office computers under two operating lease agreements. The leases have monthly payments of $2,007 and $313. Lease payments were $27,846 and $20,426 for the years ended December 31, 2001 and December 31, 2000, respectively..

The following is a schedule of future minimum lease payments required under the above computer lease for the years ended December 31:

2002	$	27,846
2003		6,961
Total	$	34,807

HERITAGE DEVELOPMENT, INC.

AND SUBSIDIARIES

St. Paul, Minnesota

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2002

Heritage Development, Inc.
Balance Sheet

	Nine Months Ended September 30, (unaudited) 2001	2002
Assets		
Cash	$137;440	$227,022
Restricted cash	126,547	96,364
Land held for development	6,997,620	7,750,437
Development in process	14,174,691	21,963,933
Completed development	11,775,569	8,679,088
Related party receivables	1,267,817	639,695
Fixed assets, net	918,867	813,591
Notes receivable	54,185	189,897
Other assets	15,045	15,596
Total assets	$ 35,467,781	$ 40,375,623
Liabilities		
Accounts payable	$ 2,003,608	$ 2,462,787
Accrued interest	1,234,531	1,236,586
Accrued real estate taxes	55,807	55,684
Special assessments payable	77,775	49,289
Related party payables	-	-
Est'd cost to complete lots sold	638,758	282,009
Notes payable	28,363,494	32,317,305
Customer deposits	650,700	316,500
Other liabilities	17,020	23,101
Total Liabilities	33,041,693	36,743,261
Shareholders' Equity		
Common stock	781,259	781,259
Retained earnings	1,644,829	2,851,103
Total Shareholders' Equity	2,426,088	3,632,362
Total Liabilities and Equity	$35,467,781	$40,375,623

Heritage Development, Inc.
Consolidated Income Statement

	Nine Months Ended September 30, (unaudited)	
	2001	2002
Revenue		
Lot sales	$9,449,447	$14,023,491
Interest income	355,630	69,622
Total revenue	9,805,077	14,093,113
Cost of Sales		
Land and development cost	7,686,881	11,411,678
Closing fees	41,084	69,235
Commissions	97,225	208,522
Total cost of sales	7,825,190	11,689,435
Gross margin	1,979,887	2,403,678
Holding Costs		
Interest expense	413,081	621,470
Real estate taxes	39,805	103,357
Total holding costs	452,886	724,827
Income before administration	1,527,001	1,678,851
Administrative and Other		
General and administration	1,009,458	1,238,409
Interest expense	302,100	321,396
Administration and other	1,311,558	1,559,805
Net Income	$215,443	$119,046

Heritage Development, Inc. and Related
Combined Statement of Cash Flows

	Nine Months Ended September 30, 2002 (unaudited)
Cash Flows from Operating Activities:	
Net income	$119,047
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation and amortization	0
Loss on disposal of property and equipment	0
Changes in operating assets and liabilities	
Land and development	(8,442,639)
Accounts Receivable	1,772
Related company receivables	(4,666,175)
Prepaid expenses	0
Land sale contracts	0
Shareholder advances	1,721,741
Deposits	(31,000)
Estimated costs to complete lots sold	(339,772)
Related company payables	4,530,445
Accounts payable and accrued expenses	348,600
Net adjustments	($6,877,028)
Net cash flows from operating activities	($6,757,981)
Cash flows from investing activities:	
Advances to shareholders	0
Purchases of property and equipment	(90,631)
Net cash flows from investing activities	(90,631)
Cash flows from financing activities:	
Debt advances	23,336,645
Debt payments	(16,808,709)
Proceeds on shareholder note payable	0
Special assessments incurred	114,692
Special assessments payments	(21,063)
Shareholder distributions	($318,046)
Net cash flows from financing activities	$6,303,519
Net increase (decrease) in cash and cash equivalents	(545,093)
Cash and cash equivalents - beginning of year	$772,115
Cash and cash equivalents - end of year	$227,022

APPENDIX B

HERITAGE DEVELOPMENT, INC.

Convertible Subordinated Debenture Due ___________, 2008

Number: D-___ Dollars: $________

FOR VALUE RECEIVED, HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Borrower"), hereby promises to pay to <__________________> or registered assigns (the "Holder"), the principal sum of <__________________> ($<___________>) and to pay interest thereon quarterly, at the rate of twelve percent (12%) per annum, as of 5:00 p.m., Minneapolis, Minnesota time, on final day of the months of March, June, September and December during the term hereof (each of the foregoing dates is referred to herein as an "Interest Payment Date") commencing on <________________> and continuing through 5:00 p.m. Minneapolis, Minnesota time on <___________> (the "Maturity Date" or "maturity"). The principal and any accrued but unpaid interest for any interim period shall be payable to the Holder in one lump sum payment at maturity. Redemptions reducing principal shall be applied to determine interest payable. Both the principal hereof and the interest thereon are payable in lawful money of the United States of America. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

Reference is made to the additional provisions of this Debenture set forth hereafter. Such additional provisions shall for all purposes have the same effect as if fully set forth on this page.

IN WITNESS WHEREOF, the Borrower has caused this Debenture to be executed in its corporate name by the signature of its duly authorized officers.

Date: ______________________, 200__

HERITAGE FINANCIAL, INC.

By: FOR EXHIBIT ONLY
Jeffrey A. Gardner, President

Attest: FOR EXHIBIT ONLY
Secretary

APPENDIX B

ARTICLE 1.

DEBENTURES

1.1) General. This security is one of a duly authorized issue of securities of the Borrower designated as its Subordinated Debentures having different maturities, limited in aggregate principal amount to U.S. $5,000,000. The Debentures are issuable in base denominations of U.S. $1,000 and multiples thereof with a minimum Debenture amount of $5,000. The registered holder of a Debenture shall (to the fullest extent permitted by applicable law) be treated at all times, by all persons and for all purposes as the absolute owner of such Debenture, regardless of any notice of ownership, theft or loss or of any writing thereon. The Debenture is a direct and unsecured obligation of the Borrower, subordinated as set forth in Article 2 hereof. There are no restrictions herein on other indebtedness or securities which may be incurred or issued by the Borrower.

1.2) Interest. Interest hereon shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

1.3) Company Obligation. No recourse for the payment of the principal of or any interest on this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Borrower in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any organizer, member, officer, governor, employee or agent as such, past, present or future, of the Borrower or of any successor entity either directly or through the Borrower or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty, or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

ARTICLE 2.

SUBORDINATION

2.1) Senior Indebtedness. As used in this Debenture, the term "Senior Indebtedness" shall mean all principal of (and premium of, if any) and unpaid interest on all indebtedness of the Borrower, or with respect to which the Borrower is a guarantor, regardless of whether incurred on, before or after the date of this Debenture: (i) for money borrowed from any bank, insurance company, or other lending institution regularly engaged in the business of lending money, whether or not secured; (ii) in connection with any deferral, renewal or extension of any indebtedness described in (i) above or any debentures, notes, or other evidence of the Borrower's indebtedness issued in exchange for indebtedness described in (i) above, (iii) costs and expenses related to the Senior Indebtednesses; and (iv) any other class of debentures or other debt which, by its terms, is senior to the debentures.

2.2) Subordination. The Borrower covenants and agrees and the Holder, by acceptance hereof, covenants, expressly for the benefit of the present and future holders of Senior Indebtedness, that the payment of the principal and the interest on this Debenture is expressly subordinated in right of payment to the payment in full of all principal and interest of Senior Indebtedness of the Borrower

in each circumstance described below in accordance with the provisions of this Article 2. Upon any terminating liquidation of assets of the Borrower upon the occurrence of any dissolution, winding up or liquidation, whether or not in bankruptcy, insolvency or receivership proceedings, the Borrower shall not pay thereafter, and the Holder of this Debenture shall not be entitled to receive thereafter, any amount in respect of the principal and interest of this Debenture unless and until the above Senior Indebtedness shall have been paid or otherwise discharged. This subordination is intended to be effective in the event of distributions made in the course of termination of Borrower's business and in the event that the payment of any principal or interest due pursuant to the terms of this Debenture prevent the payment in full of any principal or interest due pursuant to the terms of the Senior Indebtedness. Any payments made upon dissolution, winding up or liquidation, and any payment or distribution of assets of the Borrower whether in cash, property or securities to which the Holder of this Debenture would be entitled, except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person authorized to make such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness, or their representatives, ratably according to the aggregate amounts remaining unpaid on Senior Indebtedness, to the extent necessary to pay said Senior Indebtedness after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

2.3) Rights Against Borrower and Others. It is understood that the provisions of this Article 2 captioned "Subordination" are, and are intended to be, solely for the purpose of defining the relative rights of the Holder of this Debenture on the one hand and the holders of the Senior Indebtedness of the Borrower on the other hand. Nothing contained in this Article 2 or elsewhere in this Debenture shall or is intended to impair, as between the Borrower, its creditors other than the holders of Senior Indebtedness, and the Holder of the Debenture, the unconditional and absolute obligation of the Borrower to pay the Holder of the Debenture the principal of and interest on the Debenture as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Holder and the creditors of the Borrower, other than the holders of such Senior Indebtedness; nor shall anything herein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under the Debenture, subject to the rights, if any, of the holders of Senior Indebtedness in respect to cash, property or securities of the Borrower received upon the exercise of any such remedy. The subordination herein provided applies to payments or distributions by the Borrower only and shall not affect the right of the Holder to collect and retain payment from any co-obligor, guarantor or surety. Upon any payment or distribution of assets of the Borrower referred to in this Article 2, the Holder shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or upon a certificate of the liquidating trustee or agent or other person making any distribution to the Holder, for the purpose of ascertaining: (i) the persons entitled to participate in such distribution; (ii) the holders of Senior Indebtedness and other indebtedness of the Borrower; (iii) the amounts of such Senior Indebtedness and the amounts payable thereon; (iv) the amount or amounts paid or distributed on Senior Indebtedness; and (v) all other facts pertinent to Senior Indebtedness or to this Article 2.

ARTICLE 3.

REDEMPTION

3.1) Redemption. This Debenture shall be subject to redemption at the election of the Borrower, in whole or in part, prior to maturity upon not less than twenty (20) nor more than sixty (60) days written notice to the Holder hereof at the Holder's last registered address, at a price equal

to the amount of the outstanding principal balance to be redeemed hereunder plus interest to the redemption date. If the Holder tenders a conversion notice to the Borrower, the Borrower may redeem this Debenture at any time thereafter without notice to the Holder. If less than all of the then-outstanding Debentures are to be redeemed, the Borrower may select the Debentures for redemption at its sole discretion. In the case of partial redemption of any Debenture, a new Debenture reflecting the new principal amount shall be issued.

ARTICLE 4.

CONVERSION

4.1) Conversion. The Holder shall have the right, beginning one (1) year from and after the date of this Debenture and then at any time prior to maturity, to convert any outstanding portion of the principal amount of this Debenture (which amount is $1,000 or a multiple thereof) into fully paid and nonassessable shares of the $0.01 par value per share Common Stock of the Borrower (the "Common Stock") provided that the right to convert this Debenture and to purchase shares of Common Stock shall terminate at such time as the indebtedness represented by this Debenture has been paid or otherwise discharged. The Holder shall convert this Debenture by surrender of this Debenture and by providing the Borrower with instruments of transfer in form satisfactory to the Borrower and the Conversion Notice, duly executed, in the form attached hereto. The Borrower shall pay within thirty (30) days of the Borrower's receipt of such request all interest accrued hereon to the date of conversion and issue and deliver to such Holder certificates evidencing such shares of Common Stock as set forth herein. Borrowers right to redeem this Debenture as provided in Section 3 hereof shall continue to be effective during the aforementioned 30 day period. If a portion of the aggregate principal amount evidenced by this Debenture is converted, the Borrower shall deliver to the Holder a certificate for the proper number of shares of Common Stock for the portion converted and a new Debenture in the form hereof for the balance of the principal amount hereof. Upon transfer of this Debenture, the then unexercised conversion or purchase right set forth in this Article 5 captioned "Conversion" shall inure to the transferees in proportion to their respective interests in remaining principal, or as the Holder shall allocate said conversion.

4.2) Conversion Price. Subject to readjustment as provided in Section 4.3 hereof, the conversion or purchase price (the "Conversion Price") shall be $7.0262.

4.3) Adjustment of Conversion Terms. The Conversion Price and number of shares to be issued upon conversion of this Debenture shall be subject to adjustment from time to time upon the happening of certain events while this conversion or purchase right remains outstanding, as follows:

(a) Merger, Sale of Assets. If the Borrower at any time prior to maturity shall consolidate with or merge into or sell or convey all of or substantially all its assets to any other corporation, this Debenture shall, without the consent of the Holder, thereafter evidence the right to purchase such number and kind of securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the antidilution provisions of this Debenture shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

(b) Reclassification. If the Borrower at any time prior to maturity shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities then purchasable upon the exercise of the conversion or purchase right contained in this Debenture into the same or a different number of securities of any class or classes, this Debenture shall thereafter evidence the right to purchase such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion or purchase right immediately prior to such subdivision, combination, reclassification or other change. If shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or proportionately increased in the case of combination of shares, both cases by the ratio which the total number of shares of Common Stock to be outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

4.4) Fractional Shares. No fractional shares of Common Stock will be issued in connection with any conversion or purchase hereunder but in lieu of such fractional shares, the Borrower shall make a cash payment therefor upon the basis of the Conversion Price.

4.5) Authorized Shares. The Borrower covenants that during the period the conversion or purchase right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the conversion of this Debenture. The Borrower agrees that its issuance of this Debenture shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Debenture or purchase of shares pursuant hereto.

4.6) Rights as Shareholder. Until one or more stock certificates representing the shares of Common Stock issuable upon conversion of this Debenture are issued (as evidenced by the appropriate entry on the books of the Borrower or of a duly authorized transfer agent of the Borrower), no right to vote or receive dividends or any other rights as a shareholder of the Borrower shall exist, notwithstanding conversion of the Debenture.

4.7) Method of Conversion. This Debenture may be converted by the Holder in whole or in part by the surrender of this Debenture at the principal office of the Borrower. Upon partial exercise hereof, a new Debenture containing the same date and provisions of this Debenture shall be issued by the Borrower to said Holder for the remaining principal balance.

ARTICLE 5.

EVENTS OF DEFAULT

The occurrence of any of the following events of default shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, all without demand, presentment or notice, other than specified below, all of which hereby are expressly waived upon the occurrence of an event of default:

5.1) Failure to Pay Principal or Interest. Failure to pay principal at maturity or any installment of interest hereon when due, and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.2) Breach of Covenant. The breach of any covenant or other term or condition of this Debenture and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.3) Insolvency; Receiver or Trustee. If and when the Borrower shall become insolvent and admit in writing its inability to pay its debts as they mature; or make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business or such a receiver or trustee otherwise shall be appointed.

5.4) Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors being instituted by or against the Borrower, and in the case of any proceeding filed against the Borrower without the Borrower's consent, such proceeding has not been dismissed within ninety (90) days after such filing is made.

ARTICLE 6.

TRANSFER, REGISTRATION AND REPLACEMENT

6.1) Investment Representation. The Holder hereby represents and warrants that it has acquired this Debenture for purpose of investment and with no present intent to sell or distribute the same.

6.2) Transfer. Subject to compliance with various applicable securities laws, upon due presentment for registration of transfer of this Debenture at the offices of the Borrower, a new Debenture or Debentures of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange herefor, subject to the approval of the Borrower.

6.3) Notations of Transfer. Before due presentment to the Borrower for registration of the transfer of this Debenture, the Borrower may deem and treat the person in whose name this Debenture is registered as its absolute owner for the purpose of receiving payment of principal of and interest on this Debenture and for all other purposes whatsoever, whether or not this Debenture is overdue, and the Borrower shall not be affected by notice to the contrary. The registered holder of a Debenture shall be treated as its owner for all purposes.

6.4) Restriction on Transfer. No Holder shall transfer the Debenture without the written consent of the Borrower and until such Holder has first given written notice to the Borrower on a form provided by the Borrower and with the Borrowers' written consent (which we will not unreasonably withhold.) Intra-family transfers for estate planning purposes shall be permitted upon written notice to us. Borrower reserves the right to require a signature guarantee and/or an opinion from your counsel, at your expense, that the proposed transfer can be made without compliance with the registration or qualification provisions of applicable state securities laws.

6.5) Register. The Borrower shall maintain a register for the recordation of transfers of this Debenture, which shall be transferable in whole or in part. Upon presentation by the Holder and

surrender of this Debenture, the Borrower shall register such transfer and issue a new Debenture or Debentures of like aggregate principal amount and bearing the same date.

6.6) Lost or Destroyed Debentures. Upon receipt by the Borrower at its principal office of evidence satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Debenture, and in the case of any such loss, theft, or destruction, upon delivery of indemnity satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of this Debenture, the Borrower will issue a new Debenture of like tenor in lieu of this Debenture with a notification thereon of the date from which interest has accrued. All expenses and reasonable charges associated with procuring such indemnity and with the preparation, authentication and delivery of a new Debenture shall be borne by the Holder of the Debenture so mutilated, destroyed, stolen or lost.

ARTICLE 7.

AMENDMENT

7.1) Amendment. The Borrower, with the consent of the holders of a majority in aggregate principal amount of the Debentures at the time outstanding, may add any provisions to or change in any manner or eliminate any of the provisions of or modify in any manner the rights set forth in the Debentures; provided, however, that no such action shall: (i) extend the maturity of a Debenture, or reduce or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any currency other than that provided herein, without the consent of each holder so affected; or (ii) reduce the aforesaid interest rate payable of Debentures or change the form of interest payment elected by the holder (cash payments or reinvestment of the interest), the holders of which are required to consent to any such action or to any waiver of compliance with certain provisions hereof or certain defaults hereunder and their consequences, without the consent of all holders of Debentures then outstanding. Prior to any declaration accelerating the maturity of the Debentures, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive any past default hereunder and its consequences, except a default in the payment of principal of or interest on the Debentures. Any such consent or waiver by the Holder shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

ARTICLE 8.

MISCELLANEOUS

8.1) Survival of Warranties. All agreements, representations and warranties made herein shall survive the execution and delivery hereof.

8.2) Failure Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.3) Notices. All notices and other communications given under this Debenture shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered; or (b) three (3) business days after the same have been deposited in a United States post office sent via registered or certified mail return receipt requested postage prepaid and addressed to the Borrower as set forth herein or to the Holder's address in the books and records of the Borrower; or (c) the next business day after the same have been deposited with a national overnight delivery service, addressed to the Borrower as set forth herein or to the address of the Holder in the books and records of the Borrower. Both the Holder and the Borrower may change the address by giving written notice to the other as herein provided.

8.4) Arbitration. All disputes or claims arising out of, or in any way relating to this Debenture, shall be submitted to and determined by final and binding arbitration under the rules of the American Arbitration Association. Arbitration proceedings may be initiated upon notice to the other party and to the American Arbitration Association, and shall be conducted under the rules of the American Arbitration Association in Minneapolis, Minnesota. The notice must specify the issues to be resolved in any such arbitration proceeding. Where the arbitrators shall determine that an arbitration proceeding was commenced by a party frivolously or without a basis, or primarily for the purpose of harassment or delay, the arbitrators may assess such party the cost of such proceedings including reasonable attorneys' fees of any other party. In all other cases, each party to the arbitration proceeding shall bear its own costs and its pro-rata share of the fees and expenses charged by the arbitrators and the American Arbitration Association in connection with any arbitration proceeding. Any award or equitable relief granted by the arbitrators may be enforced any court of competent jurisdiction. Notwithstanding the foregoing, nothing herein will prevent a party from seeking and obtaining equitable relief from a court of competent jurisdiction pending a final decision of the arbitrators and the proper filing of such decision with such court.

8.5) Amended Provision. The term "Debenture" or "this Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed or if later amended or supplemented, then, as so amended or supplemented.

8.6) Assignability. This Debenture shall be binding upon the Borrower, its successors and assigns, and shall inure to the benefit of Holder, its successors and assigns.

8.7) Governing Law. This Debenture has been executed in and shall be governed by and construed under the laws of the State of Minnesota, irrespective of such state's choice-of-law principles.

8.8) Consent to Jurisdiction and Forum Selection. The Borrower and the Holder agree that all actions or proceedings arising in connection with this Debenture which are not required to be submitted to arbitration shall be venued exclusively in the State and Federal courts located in the County of Ramsey, State of Minnesota. The aforementioned choice of venue is intended to be mandatory and not permissive in nature. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in the County of Ramsey, State of Minnesota shall have in personam jurisdiction and venue over each of them.

8.9) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN

(joint tenants with right of survivorship and not as tenants in common), CUST (Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

8.10) Maximum Interest Rate. Notwithstanding the foregoing, the maximum total compensation that the Holder shall be entitled to receive hereunder shall not exceed the maximum rate permitted under applicable law.

786541.4

FORM OF ASSIGNMENT
(To Be Executed by the Registered Holder in Order to Transfer Debenture)

FOR VALUE RECEIVED, the undersigned registered holder hereby sells, assigns and transfers unto

____
(Please print or type name and address including zip code of assignee)

the attached Debenture issued by HERITAGE DEVELOPMENT, INC. (the "Company") and does hereby irrevocably constitute and appoint

____
Attorney to transfer the said Debenture on the books of the Company, with full power of substitution.

Please insert the address and social security or tax identification number of assignee

____
Address

____
Address

____
Address

____
Social Security or Tax Identification Number

Dated: _____________, 200__

Signature(s) _______________________

____

Note: The signature(s) to the Assignment form must correspond to the names(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever.

786541.4

APPENDIX C

SUBSCRIPTION AGREEMENT

Heritage Development, Inc.
422 East County Road D
St. Paul, MN 55117

Gentlemen:

By execution of this Subscription Agreement, the undersigned hereby subscribes to purchase debentures in the principal dollar amount set forth below of Heritage Development, Inc., a corporation organized under the laws of the State of Minnesota, pursuant to an offering described in the Offering Circular dated ________ __, 2003, and any supplements, amendments and attachments thereto.

IN WITNESS WHEREOF, the investor(s) have executed this Subscription Agreement or caused the same to be signed on his/her/their behalf this ___ day of __________________, 200_.

Amount of Investment: $ ____________________ (Total Dollar Amount)

Term and Annual Interest Rate:

Check One	Term	Annual Interest Rate
__________	3 years	10.0%
__________	4 years	11.0%
__________	5 years	12.0%

X __________________________
Signature

X__________________________
Signature of Co-Investor

____
Social Security Number or Taxpayer I.D. Number

____
Social Security Number or Taxpayer I.D. Number

____
Name(print or type)

____
Name(print or type)

____

____
Address

____

____
Address

Please return this Subscription Agreement to:

Heritage Development, Inc. Escrow Account
c/o Premier Bank
2866 White Bear Avenue
Maplewood, MN 55109

786542.1

No dealer, salesman, or other person has been authorized to give any information or to make any representation not contained in this offering circular in connection with the offer made by this offering circular; and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter. This offering circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful. Neither delivery of this offering circular nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

TABLE OF CONTENTS

PART III
EXHIBITS

Exhibit Index

Exhibit No.	Document
2.1	Articles of Incorporation of Heritage Development, Inc.
2.2	Bylaws of Heritage Development, Inc.
3.1	Form of Convertible Subordinated Debenture
3.2	Specimen of Common Stock certificate
4.1	Form of Subscription Agreement
5.1	Stock Restriction Agreement between Heritage Development, Inc., Edward John Dobbs and Lori Aldrich-Dobbs dated December 10, 1997
5.2	Stock Restriction Agreement between Heritage Development, Inc., Jeffrey A. Gardner, Vicki Ann Gardner and Edward John Dobbs dated December 10, 1997
9.1	Form of Impoundment Agreement
10.1	Consent of Virchow, Krause & Company LLP
10.2	Consent of Larkin, Hoffman, Daly & Lindgren, Ltd.*
11.1	Form of Opinion of Larkin, Hoffman, Daly & Lindgren, Ltd.

* Included in Exhibit 11.1.

ORIGINAL

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, state of Minnesota on December 27, 2002.

HERITAGE DEVELOPMENT, INC.
(Issuer)

By ______________________
(Signature and Title)
Jeffrey A. Gardner, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title (Capacity)	Date
Jeffrey A. Gardner	President (Chief Executive Officer) and Director	December 27, 2002
Edward John Dobbs	Vice President and Director	December 27 2002
Mark J. Dixon	Treasurer (Chief Financial Officer)	December 27, 2002

789866.4

ARTICLES OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
HERITAGE DEVELOPMENT, INC.

The undersigned, the President of HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Corporation"), does hereby certify that on the 19th day of December, 2002, the following resolution was adopted by all of the Shareholders and the Board of Directors of the Corporation in accordance with the applicable provisions of Minnesota Statutes:

Resolution Authorizing Adoption of Amended and Restated Articles of Incorporation

WHEREAS, it is in the best interest of the Corporation to fully amend and restate its Articles of Incorporation;

NOW, THEREFORE, IT IS HEREBY

RESOLVED, that the Articles of Incorporation of the Corporation and all amendments thereto, be and the same are restated and superseded by the attached Amended and Restated Articles of Incorporation; and

FURTHER RESOLVED, that the President of the Corporation is hereby authorized and directed to (i) execute Articles of Amendment attesting to the adoption of the foregoing resolutions adopting the Amended and Restated Articles of Incorporation, (ii) cause such Articles of Amendment to be filed in the office of the Secretary of State for the State of Minnesota, and (iii) pay any fees and take any other action necessary to effect the Articles of Amendment.

IN WITNESS WHEREOF, I have hereunder subscribed my name this 19th day of December, 2002.

Jeffrey A. Gardner, President

807612.1

FIRST AMENDED AND
RESTATED ARTICLES OF INCORPORATION
OF
HERITAGE DEVELOPMENT, INC.

ARTICLE I.

NAME

The name of the Corporation is Heritage Development, Inc.

ARTICLE II.

REGISTERED OFFICE

The address of the registered office of the Corporation is 422 East County Road D, Little Canada, Minnesota 55117.

ARTICLE III.

PURPOSES AND TERM

The Corporation shall have general business purposes, and shall have perpetual existence.

ARTICLE IV.

SHARES

The shares of capital stock of the Corporation shall be subject to the following:

(a) The Corporation is authorized to Ten Million (10,000,000) shares of one cent ($0.01) per share par value capital stock, to be held, sold, and paid for at such times and in such manner as the Board of Directors may from time to time determine, in accordance with the laws of the State of Minnesota.

(b) Unless otherwise established by the Board of Directors, all shares of the Corporation are common shares entitled to vote and shall be of one class and one series having equal rights and preferences in all matters. Unless otherwise provided in these Articles, or in the Bylaws of the Corporation, or in the terms of the shares, a common shareholder has one (1) vote for each share held.

(c) The Board of Directors shall have the power to establish more than one class or series of shares and to fix the relative rights and preferences of any such different classes or series.

(d) The shareholders of the Corporation shall not have preemptive rights, unless with respect to some or all of the authorized and unissued shares, the Board of Directors grants preemptive rights.

(e) Cumulative voting for directors is not permitted.

ARTICLE V.

DIRECTORS' ACTION

Any action, other than an action requiring shareholder approval, may be taken by written action signed by the number of directors that would be required to take the action at a meeting at which all directors were present.

ARTICLE VI.

DIRECTORS' LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this Article VI shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Sections 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) liability for any act or omission occurring prior to the effective date of this Article VI. If Minnesota Statutes Chapter 302A is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Minnesota Statutes Chapter 302A. Any repeal or modification of this Article VI by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VII.

AMENDMENT OF ARTICLES

Except as may be otherwise provided in the Bylaws, the shareholder vote required for adoption of an amendment to these Articles of Incorporation shall be the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at a shareholders' meeting.

ARTICLE VIII.

FUNDAMENTAL CHANGES

In any of the following types of actions or transactions with respect to which the law requires a vote of the outstanding shares of the Corporation, the affirmative vote of a majority of the shares entitled to vote shall be sufficient to authorize the action or transaction:

(a) A merger with any other corporation or corporations;

(b) An exchange of one or more classes or series of the shares of the Corporation for the shares of one or more classes or series of one or more other corporations;

(c) The sale, lease, transfer, or other disposition of all, or substantially all, of the Corporation's property and assets, including its goodwill, not in the usual and regular course of business;

(d) The voluntary dissolution of the Corporation.

807646.1

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED

DEC 20 2002

Mary Kiffmeyer
Secretary of State

CONTENTS OF RESTATED BYLAWS
OF
HERITAGE DEVELOPMENT, INC.

RESTATED BYLAWS

OF

HERITAGE DEVELOPMENT, INC.

ARTICLE I.

OFFICES

1.1) Registered Office. The registered office of the Corporation shall be located within the State of Minnesota, as set forth in the Articles of Incorporation. The Board of Directors shall have authority to change the registered office of the Corporation and a statement evidencing any such change shall be filed with the Secretary of State of Minnesota as required by law.

1.2) Offices. The Corporation may have other offices, including its principal business office, either within or without the State of Minnesota.

ARTICLE II.

CORPORATE SEAL

2.1) Corporate Seal. The Board of Directors shall determine whether or not the Corporation will adopt a corporate seal. If a corporate seal is adopted, inscribed on the corporate seal shall be the name of the Corporation and the words "Corporate Seal," and when so directed by the Board of Directors, a duplicate of the seal may be kept and used by the Secretary of the Corporation.

ARTICLE III.

SHAREHOLDERS

3.1) Regular Meetings. Regular meetings of the shareholders shall be held at the Corporation's principal office or such other place within or without the State of Minnesota as is designated by the Board of Directors. Regular meetings may be held annually or on a less frequent periodic basis, as established by a resolution of the Board of Directors, or may be held on call by the Board of Directors from time to time as and when the Board determines. At each regular meeting, the shareholders shall elect qualified successors for directors who serve for an indefinite term or whose terms have expired or are due to expire within six (6) months after the date of the meeting, and may transact such other business which properly comes before them. The foregoing notwithstanding, in the event a regular meeting of the shareholders has not been held for a period of fifteen (15) months, a shareholder or group of shareholders holding three percent (3%) or more of the issued and outstanding voting shares may demand that a regular meeting of the shareholders be held by giving written notice to the

President or Treasurer of the Corporation. Within thirty (30) days after receipt of the notice, the Board shall cause a regular meeting of the shareholders to be called and held within ninety (90) days of receipt of the notice. Any regular meeting held pursuant to such a request by a shareholder or shareholders shall be held within the county where the principal executive office of the Corporation is located.

3.2) Special Meetings. Special meetings of the shareholders shall be called by the President or Treasurer, or such other officer as may be designated by the Board of Directors, upon request of two members of the Board of Directors, or upon a written request of shareholders holding ten percent (10%) or more of the shares entitled to vote. The request must specify the purpose of the meeting. Within thirty (30) days after receipt of the request, the Board of Directors must call a special meeting of the shareholders to be held within ninety (90) days of receipt of the request. Any special meeting held pursuant to such a request by a shareholder or shareholders shall be held within the county where the principal executive office of the Corporation is located.

3.3) Meeting By Electronic Communications. A conference among shareholders by any means of communication through which the shareholders may simultaneously hear each other during the conference constitutes a regular or special meeting of shareholders if the number of shares held by the shareholders participating in the conference would be sufficient to constitute a quorum at a meeting, and if the same notice is given of the conference to every holder of shares entitled to vote as would be required for a shareholders meeting under these Restated Bylaws. In any shareholders meeting, a shareholder may participate by any means of communication through which the shareholder, other shareholders so participating, and all shareholders physically present at the meeting may simultaneously hear each other during the meeting.

3.4) Quorum. Business may be transacted at any duly held meeting of shareholders at which a quorum is present. The holders of a majority of the voting power of the shares entitled to vote at a meeting are a quorum. The shareholders present at the meeting may continue to transact business until adjournment, even though a number of shareholders withdraw leaving less than a quorum. If a quorum is not present at any meeting, those present have the power to adjourn the meeting from time to time until the requisite number of voting shares are present. The date, time, and place of the reconvened meeting shall be announced at the time of adjournment and notice of the reconvened meeting shall be given to all shareholders who were not present at the time of adjournment. Any business which might have been transacted at the meeting which was adjourned may be transacted at the reconvened meeting.

3.5) Voting. At each shareholders' meeting, every shareholder having the right to vote is entitled to vote in person or by proxy. Shareholders have one (1) vote for each share having voting power standing in their name on the books of the Corporation, unless otherwise provided in the Articles of Incorporation of the Corporation, or these Restated Bylaws, or in the terms of the shares. Upon the demand of any shareholder, the vote for directors or the vote upon any question before the meeting shall be by ballot. All elections and questions shall be decided by a majority vote of the number of shares entitled to vote and represented at any meeting at which there is a quorum, except as otherwise required by statute, the Articles of Incorporation, these Restated Bylaws, or by agreement among the shareholders.

3.6) Notice of Meeting. Notice of regular or special meetings of the shareholders shall be given by an officer or agent of the Corporation to each shareholder shown on the books of the Corporation to be the holder of record of shares entitled to vote at the meeting. If the notice is to be mailed, then the notice must be mailed to each shareholder at the shareholder's address as shown on the books of the Corporation at least five (5) calendar days prior to the meeting. If the notice is not mailed, then the notice must be given at least forty-eight (48) hours prior to the meeting. The notice must contain the date, time, and place of the meeting, and in the case of a special meeting, must also contain a statement of the purpose of the meeting. In no event shall notice be given more than sixty (60) days prior to the meeting.

3.7) Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxies must be filed with an officer of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

3.8) Closing Transfer Books. The Board of Directors may close the stock transfer books for a period of time which does not exceed sixty (60) days preceding any of the following: the date of any meeting of shareholders; the payment of dividends; the allotment of rights; or the change, conversion, or exchange of shares.

3.9) Record Date. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date, not exceeding sixty (60) days preceding the date of any of the events described in Section 3.8, as a record date for the determination of shareholders entitled to notice of and to vote at any meeting and any meeting subsequent to adjournment; to receive any dividend or allotment of rights; or to exercise the rights in respect to any change, conversion, or exchange of shares. In such case, only those shareholders of record on the record date so fixed shall be entitled to receive notice of and to vote at the meeting and any meeting subsequent to adjournment thereof, to receive a dividend or allotment of rights, to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date so fixed. If the share transfer books are not closed and no record date is fixed for determination of the shareholders of record, then the date on which notice of the meeting is mailed or the date of adoption of a resolution of the Board of Directors declaring a dividend, allotment of rights, change, conversion, or exchange of shares, as the case may be, shall be the record date of such determination.

3.10) Presiding Officer. The President of the Corporation shall preside over all meetings of the shareholders. In the absence of the President, the shareholders may choose any person present to act as a presiding officer.

3.11) Order of Business. The suggested order of business at the regular meeting, and so far as possible at all other meetings of the shareholders, shall be:

1. Roll call.
2. Proof of due notice of meeting, unanimous attendance, or waiver of notice.
3. Reading and disposal of any unapproved minutes.
4. Annual reports of all officers and committees.
5. Election of directors.
6. Unfinished business.
7. New business.
8. Adjournment.

3.12) Written Action by Shareholders. Any action which may be taken at a meeting of the shareholders may be taken without a meeting and notice if a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to notice of a meeting for such purpose.

ARTICLE IV.

DIRECTORS

4.1) General Powers. The property, affairs, and business of the Corporation shall be managed by the Board of Directors.

4.2) Shareholder Management. The holders of shares entitled to vote for directors may, by unanimous affirmative vote, take any action which the Board of Directors is otherwise empowered to take, in accordance with the provisions of Section 302A.201 of the Minnesota Statutes and laws amendatory thereof or supplementary thereto.

4.3) Number. The number of directors shall be fixed by resolution of the shareholders at their regular meetings or special meetings called for that purpose; provided, however, that the number may be increased by resolution of the Board of Directors. Any newly created directorships resulting from an action by the Board of Directors shall be filled by a majority vote of the directors serving at the time of increase.

4.4) Qualifications and Term of Office. Directors need not be shareholders or residents of the State of Minnesota. The Board of Directors shall be elected by the shareholders at their regular meeting and at any special shareholders' meeting called for that purpose. A director elected for an indefinite term shall serve until the next regular meeting of the shareholders and until the director's successor is elected and qualifies, or until the earlier death, resignation, removal, or disqualification of the director. A director elected for a fixed term of office, which shall not exceed five (5) years, shall hold office until the director's successor is elected and qualifies, or until the earlier death, resignation, removal, or disqualification of the director.

4.5) Quorum. A majority of the Board of Directors constitutes a quorum for the transaction of business; provided, however, that if any vacancies exist by reason of death, resignation, or otherwise, a majority of the remaining directors constitutes a quorum. If less than a quorum is present at any meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

4.6) Action of Directors. The acts of a majority of the directors present at a meeting at which a quorum is present are the acts of the Board of Directors.

4.7) Meetings. Meetings of the Board of Directors may be held from time to time at any place, within or without the State of Minnesota that the Board of Directors may select. If the Board of Directors fails to select a place for a meeting, the meeting shall be held at the principal executive office of the Corporation. The President or any director may call a meeting of the Board of Directors by giving notice to all directors of the date, time, and place of the meeting. If the notice is to be mailed, then the notice must be mailed to each director at least five (5) calendar days prior to the meeting. If the notice is not mailed, then the notice must be given at least forty-eight (48) hours prior to the meeting. If the date, time, and place of the meeting of the Board of Directors have been announced at a previous meeting of the Board of Directors, no additional notice of such meeting is required, except that notice shall be given to all directors who were not present at the previous meeting. Notice of the meeting of the Board of Directors need not state the purposes of the meeting. A director may orally or in writing waive notice of the meeting. Attendance by a director at a meeting of the Board of Directors is also a waiver of notice of such meeting, except where the director objects at the beginning of the meeting to the transaction of business because the meeting allegedly is not lawfully called or convened and does not participate thereafter in the meeting.

4.8) Meeting By Electronic Communications. A conference among directors by any means of communication through which the directors may simultaneously hear each other during the conference constitutes a meeting of the Board of Directors if the number of directors participating in the conference would be sufficient to constitute a quorum at a meeting, and if the same notice is given of the conference as would be required for a Board of Directors meeting under these Restated Bylaws. In any Board of Directors meeting, a director may participate by any means of communication through which the director, other directors so participating, and all directors physically present at the meeting may simultaneously hear each other during the meeting.

4.9) Compensation. Directors may receive such compensation as may be determined from time to time by resolution of the Board of Directors.

4.10) Committees. By the affirmative vote of a majority of the directors, the Board of Directors may establish a committee or committees having the authority of the Board of Directors in the management of the business of the Corporation to the extent provided in the resolution adopted by the Board of Directors. A committee shall consist of one or more persons, who need not be directors, appointed by affirmative vote of a majority of the directors present. A majority of the members of the committee present at any meeting of the committee is a quorum for the transaction of business, unless a larger or smaller proportion or number is provided in the resolution approved by the Board of Directors. Minutes of any committees created by the Board of Directors shall be available upon request to members of the committee and to any director.

4.11) Action by Absent Director. A director may give advance written consent or opposition to a proposal to be acted upon at a Board of Directors meeting by giving a written statement to the President, Treasurer, or any director setting forth a statement of the proposal to be voted on and containing a statement of the director's voting preference with regard to the proposal. An advance written statement does not constitute presence of the director for purposes of determining a quorum, but the advance written statement shall be counted in the vote on the subject proposal provided that the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal set forth in the advance written statement. The advance written statement by a director on a proposal shall be included in the records of the Board of Director's action on the proposal.

4.12) Removal of Directors by Shareholders. At any duly called meeting of the shareholders, the affirmative vote of a number of shares sufficient to elect a director may remove any or all of the directors, with or without cause, and may elect replacements.

4.13) Removal of Directors by Board of Directors. Any director who has been elected by the Board of Directors to fill a vacancy on the Board of Directors, or to fill a directorship created by action of the Board of Directors, and who has not subsequently been re-elected by the shareholders, may be removed by a majority vote of all directors constituting the Board, exclusive of the director whose removal is proposed.

4.14) Vacancies. Any vacancy on the Board of Directors may be filled by vote of the remaining directors, even though less than a quorum.

4.15) Order of Business. The suggested order of business at any meeting of the directors shall be:

1. Roll call.
2. Proof of due notice of meeting, unanimous attendance, or waiver of notice.
3. Reading and disposal of any unapproved minutes.
4. Reports of officers and committees.
5. Election of officers.
6. Unfinished business.
7. New business.
8. Adjournment.

4.16) Written Action by Directors. Any action which may be taken at a meeting of the Board of Directors may be taken without a meeting and notice thereof if a consent in writing setting forth the action taken is signed by all of the directors; provided, however, that if the action does not require approval by the shareholders, the action may be taken by a consent signed by the number of directors required to take the action at a duly held meeting of the Board of Directors at which all of the directors are present. In the event a written action is signed by less than all the directors, any director not signing the action will be notified as soon as reasonably possible of the content of the action and the effective date of the action. Failure to provide the notice does not invalidate the written action. A director who does not sign or consent to the written action has no liability for the action or actions so taken.

4.17) Dissent From Action. A director of the Corporation who is present at a meeting of the Board of Directors at which any action is taken shall be presumed to have assented to the action taken unless the director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter, or unless the director votes against the action at the meeting, or is prohibited from voting on the action.

ARTICLE V.

OFFICERS

5.1) Election of Officers. The Board of Directors shall, from time to time, elect a President, who may also be designated as Chief Executive Officer, and a Treasurer, who may also be designated as Chief Financial Officer. The Board of Directors may elect, but shall not be required to elect, a Secretary, one or more Vice Presidents, and a Chairman of the Board. In addition, the Board of Directors may elect such other officers and agents as it may deem necessary. The officers shall exercise such powers and perform such duties as are prescribed by applicable statutes, the Articles of Incorporation, these Restated Bylaws, or as may be determined from time to time by the Board of Directors. Any number of offices may be held by the same person.

5.2) Term of Office. The officers shall hold office until their successors are elected and qualify; provided, however, that any officer may be removed with or without cause by the affirmative vote of a majority of the directors present at a Board of Directors meeting.

5.3) President (Chief Executive Officer). The President shall:

(a) Have general active management of the business of the Corporation;

(b) When present, preside at all meetings of the shareholders;

(c) When present, and if there is no Chairman of the Board, preside at all meetings of the Board of Directors;

(d) See that all orders and resolutions of the Board of Directors are carried into effect;

(e) Sign and deliver in the name of the Corporation any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the Corporation, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Articles of Incorporation or these Restated Bylaws or by the Board of Directors to some other officer or agent of the Corporation;

(f) Maintain records of and, whenever necessary, certify all proceedings of the Board of Directors and the shareholders; and

(g) Perform other duties prescribed by the Board of Directors.

All other officers shall be subject to the direction and authority of the President.

5.4) Treasurer (Chief Financial Officer). The Treasurer shall:

(a) Review the Corporation's financial performance and serve as financial advisor to the Board of Directors and the President on the financial management of the Corporation;

(b) Be responsible for recommendations and establishment of policies, to be approved by the President or the Board of Directors, for management of the Corporation's revenues and expenses;

(c) Be responsible for implementation of financial procedures adopted by the President or the Board of Directors;

(d) Cause the following things to be done:

(1) Keep accurate financial records for the Corporation;

(2) Deposit all money, drafts, and checks in the name of and to the credit of the Corporation in the banks and depositories designated by the Board of Directors;

(3) Endorse for deposit all notes, checks, and drafts received by the Corporation as ordered by the Board of Directors, making proper vouchers therefor;

(4) Disburse corporate funds and issue checks and drafts in the name of the Corporation, as ordered by the Board of Directors.

(e) Render to the President and the Board of Directors, whenever requested, an account of all transactions by the Treasurer and of the financial condition of the Corporation; and

(f) Perform other duties prescribed by the Board of Directors or by the President.

5.5) Vice President. Each Vice President, if any, has such powers and shall perform such duties as may be specified in these Restated Bylaws or prescribed by the Board of Directors. In the event of absence or disability of the President, the Vice President shall succeed to the President's powers and duties. If there are two or more Vice Presidents, the order of succession shall be determined through seniority by the order in which elected or as otherwise prescribed by the Board of Directors.

5.6) Secretary. The Secretary, if any, shall attend all meetings of the shareholders and the Board of Directors. The Secretary shall act as clerk and shall record all the proceedings of the meetings in the minute book of the Corporation and shall give proper notice of meetings of shareholders and the Board of Directors. The Secretary shall keep the seal of the Corporation, if any, and shall affix the seal to any instrument requiring it and shall attest the seal, and shall perform such other duties as may be prescribed from time to time by the Board of Directors.

5.7) Chairman of the Board. The Chairman of the Board, if any, shall:

(a) When present, preside at all meetings of the Board of Directors; and

(b) Perform other duties prescribed by the Board of Directors.

5.8) Assistant Officers. In the event of absence or disability of any Vice President, Secretary, or Treasurer, the assistant to such officer, if any, shall succeed to the powers and duties of the absent officer until the principal officer resumes his duties or a replacement is elected by the Board of Directors. If there are two or more assistants, the order of succession shall be determined through seniority by the order in which elected or as otherwise prescribed by the Board of Directors. The assistant officers shall exercise such other powers and duties as may be delegated to them from time to time by the Board of Directors or the principal officer under whom they serve, but at all times remain subordinate to the principal officers they are designated to assist.

ARTICLE VI.

INDEMNIFICATION

6.1) Indemnification. Directors, officers, committee members, and other persons shall have the rights to indemnification provided by Section 302A.521 of the Minnesota Statutes and law amendatory thereof and supplementary thereto.

ARTICLE VII.

SHARES AND THEIR TRANSFER

7.1) Certificates of Shares. Unless the Board of Directors has provided that the Corporation's shares are to be uncertificated, every owner of shares of the Corporation shall be entitled to a certificate, to be in such form as the Board of Directors prescribes, certifying the number of shares owned by such owner. The certificates for shares shall be numbered in the order in which they are issued and shall be signed in the name of the Corporation by the President or a Vice President and by the Secretary or Assistant Secretary, or the Treasurer, or any other officer of the Corporation authorized by the Board of Directors and shall have the corporate seal, if any, affixed thereto. A record shall be kept of the name of the person owning the shares represented by each certificate, the number of shares represented by each certificate, the respective issue dates thereof, and in the case of cancellation, the respective dates of cancellation. Except as provided in Section 7.5 of this Article VII, every certificate surrendered to the Corporation for exchange or transfer shall be canceled, and no other certificate shall be issued in exchange for any existing certificate until such existing certificate is canceled.

7.2) Uncertificated Shares. The Board of Directors by a majority vote of directors present at a duly called meeting may provide that any or all shares or classes or series of shares are to be uncertificated shares. In that case, any shareholder who is issued uncertificated shares shall be provided with the information legally required to be disclosed in a certificate.

7.3) Issuance of Shares. The Board of Directors is authorized to issue shares of the capital stock of the Corporation up to the number of shares authorized by the Articles of Incorporation. Shares may be issued for any consideration, including, without limitation, money or other tangible or intangible property received by the Corporation or to be received by the Corporation under a written agreement, or services rendered to the Corporation or to be rendered to the Corporation under a written agreement, as authorized by a resolution approved by the affirmative vote of a majority of the directors present, valuing all nonmonetary consideration and establishing a price in money or other consideration, or a minimum price, or a general formula or method by which the price will be determined. Upon authorization by resolution approved by the affirmative vote of a majority of the directors present, the Corporation may, without any new or additional consideration, issue shares of its authorized and unissued capital stock in exchange for or in conversion of its outstanding shares, or issue its own shares pro rata to its shareholders or the shareholders of one or more classes or series, to effectuate share dividends or splits, including reverse share splits. No shares of a class or series shall be issued to the holders of shares of another class or series, unless issuance is either expressly provided for in the Articles of Incorporation or is approved at a meeting by the affirmative vote of the holders of a majority of the voting power of all shares of the same class or series as the shares to be issued.

7.4) Transfer of Shares. Transfer of shares on the books of the Corporation may be authorized only by the shareholder named in the certificate or the shareholder's legal representative or duly authorized attorney-in-fact and only upon surrender for cancellation of the certificate for such shares. The shareholder in whose name shares stand on the books of the Corporation shall be considered the owner thereof for all purposes regarding the Corporation.

7.5) Lost Certificates. Any shareholder claiming a certificate for shares to be lost or destroyed shall make an affidavit or affirmation of that fact in such form as the Board of Directors may require and shall, if the directors so require, give the Corporation a bond of indemnity in form and with one or more sureties satisfactory to the Board of Directors and in an amount determined by the Board of Directors, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of the certificate. A new certificate may then be issued in the same tenor and for the same number of shares as the one alleged to have been destroyed or lost.

7.6) Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars and may require all certificates for shares to bear the signature or signatures of any of them.

7.7) Facsimile Signature. Where any certificate is manually signed by a transfer agent, a transfer clerk, or a registrar appointed by the Board of Directors to perform such duties, a facsimile or engraved signature of the officers and a facsimile corporate seal, if any, may be inscribed on the certificate in lieu of the actual signatures and seal.

ARTICLE VIII.

FISCAL YEAR

8.1) Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year.

ARTICLE IX.

FINANCIAL AND PROPERTY MANAGEMENT

9.1) Checks. All checks, drafts, other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Corporation shall be signed by the President or Treasurer, or any other officer or officers, agent or agents of the Corporation, as may from time to time be determined by resolution of the Board of Directors.

9.2) Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositories as the Board of Directors may select.

9.3) Voting Securities Held by Corporation. The President, or other officer or agent designated by the Board of Directors, shall have full power and authority on behalf of the Corporation to attend, act at, and vote at any meeting of security or interest holders of other corporations or entities in which the Corporation may hold securities or interests. At the meeting, the President or other designated agent shall possess and exercise any and all rights and powers incident to the ownership of the securities or interests which the Corporation holds.

ARTICLE X.

AMENDMENTS

10.1) Amendments. The Board of Directors of the Corporation is expressly authorized to make Bylaws of the Corporation and from time to time to adopt, amend, or repeal Bylaws so made to the extent and in the manner prescribed by the Minnesota Statutes.

The Board of Directors shall not adopt, amend, or repeal a Bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the Board of Directors, or fixing the number of directors or their classifications, qualifications, or terms of office, but may adopt or amend a Bylaw to increase the number of directors. The Board of Directors does not have authority to amend Article XI of these Restated Bylaws relating to the restriction on transfer of shares of the Corporation. The authority of the Board of Directors is subject to the power of the voting shareholders to adopt, change, or repeal the Restated Bylaws by a vote of shareholders holding a majority of the shares entitled to vote and present or represented at any regular meeting or special meeting called for that purpose.

ARTICLE XI.

REPAYMENT OF DISALLOWED AMOUNTS

11.1) Repayment of Disallowed Amounts. Any payments made to, or on behalf of, an officer (including a former officer) of the Corporation, e.g., salary, commission, bonus, rent, travel or entertainment expense, which shall be finally disallowed in whole or in part as a deductible expense by the Internal Revenue Service or the tax authority of any state, shall be repaid by such officer to the Corporation to the extent of the amount of such resulting tax, interest, and penalties. For these purposes, the term "final disallowance" shall mean an agreement by the Corporation with the Internal Revenue Service or state tax authority to such disallowance, a determination by the Internal Revenue Service or other such tax authority with respect to which the time to protest or appeal has lapsed, or the final decision of a court establishing such disallowance. A decision of a court shall be deemed final when the period during which an appeal from a decision of the court can be made has lapsed. Such officer may elect to repay the Corporation either in a lump sum, or in installments. If the officer elects to repay the Corporation in a lump sum, the payment of the disallowed amount shall be due within ninety (90) days of the date on which the Corporation notifies the officer of such disallowance. If the officer elects to repay the Corporation in installments, the disallowed amount shall be repaid in no more than twelve (12) equal monthly installments, together with interest at a rate which is the lesser of (a) one percent (1%) in excess of the so-called base rate or prime rate in effect at the Corporation's principal bank on the date on which the Corporation notifies the officer that an obligation for payment has arisen under this Article XII, or (b) the maximum rate allowed by law. Such monthly installments shall commence on the fifteenth (15th) day of the first calendar month following the calendar month during which the Corporation notifies the officer that such obligation of payment has arisen.

The undersigned, Jeffrey A. Gardner, President of Heritage Development, Inc., hereby certifies that the foregoing Restated Bylaws were adopted as the complete Bylaws of Heritage Development, Inc. by action of the Board of Directors, effective on the 19th day of December, 2002.

Jeffrey A. Gardner

807650.1

Appendix B
to
Offering Circular
of
Heritage Development, Inc.
Dated ____________, 2003

HERITAGE DEVELOPMENT, INC.

Convertible Subordinated Debenture Due ____________, 2006

Number: D-___ Dollars: $________

FOR VALUE RECEIVED, HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Borrower"), hereby promises to pay to <___________________> or registered assigns (the "Holder"), the principal sum of <__________________> ($<____________>) and to pay interest thereon quarterly, at the rate of ten percent (10%) per annum, as of 5:00 p.m., Minneapolis, Minnesota time, on final day of the months of March, June, September and December during the term hereof (each of the foregoing dates is referred to herein as an "Interest Payment Date") commencing on <________________> and continuing through 5:00 p.m. Minneapolis, Minnesota time on <___________> (the "Maturity Date" or "maturity"). The principal and any accrued but unpaid interest for any interim period shall be payable to the Holder in one lump sum payment at maturity. Redemptions reducing principal shall be applied to determine interest payable. Both the principal hereof and the interest thereon are payable in lawful money of the United States of America. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

Reference is made to the additional provisions of this Debenture set forth hereafter. Such additional provisions shall for all purposes have the same effect as if fully set forth on this page.

IN WITNESS WHEREOF, the Borrower has caused this Debenture to be executed in its corporate name by the signature of its duly authorized officers.

Date: ______________________, 200__

HERITAGE FINANCIAL, INC.

By: FOR EXHIBIT ONLY
Jeffrey A. Gardner, President

Attest: FOR EXHIBIT ONLY
Secretary

ARTICLE 1.

DEBENTURES

1.1) General. This security is one of a duly authorized issue of securities of the Borrower designated as its Subordinated Debentures having different maturities, limited in aggregate principal amount to U.S. $5,000,000. The Debentures are issuable in base denominations of U.S. $1,000 and multiples thereof with a minimum Debenture amount of $5,000. The registered holder of a Debenture shall (to the fullest extent permitted by applicable law) be treated at all times, by all persons and for all purposes as the absolute owner of such Debenture, regardless of any notice of ownership, theft or loss or of any writing thereon. The Debenture is a direct and unsecured obligation of the Borrower, subordinated as set forth in Article 2 hereof. There are no restrictions herein on other indebtedness or securities which may be incurred or issued by the Borrower.

1.2) Interest. Interest hereon shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

1.3) Company Obligation. No recourse for the payment of the principal of or any interest on this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Borrower in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any organizer, member, officer, governor, employee or agent as such, past, present or future, of the Borrower or of any successor entity either directly or through the Borrower or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty, or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

ARTICLE 2.

SUBORDINATION

2.1) Senior Indebtedness. As used in this Debenture, the term "Senior Indebtedness" shall mean all principal of (and premium of, if any) and unpaid interest on all indebtedness of the Borrower, or with respect to which the Borrower is a guarantor, regardless of whether incurred on, before or after the date of this Debenture: (i) for money borrowed from any bank, insurance company, or other lending institution regularly engaged in the business of lending money, whether or not secured; (ii) in connection with any deferral, renewal or extension of any indebtedness described in (i) above or any debentures, notes, or other evidence of the Borrower's indebtedness issued in exchange for indebtedness described in (i) above, (iii) costs and expenses related to the Senior Indebtednesses; and (iv) any other class of debentures or other debt which, by its terms, is senior to the debentures.

2.2) Subordination. The Borrower covenants and agrees and the Holder, by acceptance hereof, covenants, expressly for the benefit of the present and future holders of Senior Indebtedness, that the payment of the principal and the interest on this Debenture is expressly subordinated in right of payment to the payment in full of all principal and interest of Senior Indebtedness of the Borrower

in each circumstance described below in accordance with the provisions of this Article 2. Upon any terminating liquidation of assets of the Borrower upon the occurrence of any dissolution, winding up or liquidation, whether or not in bankruptcy, insolvency or receivership proceedings, the Borrower shall not pay thereafter, and the Holder of this Debenture shall not be entitled to receive thereafter, any amount in respect of the principal and interest of this Debenture unless and until the above Senior Indebtedness shall have been paid or otherwise discharged. This subordination is intended to be effective in the event of distributions made in the course of termination of Borrower's business and in the event that the payment of any principal or interest due pursuant to the terms of this Debenture prevent the payment in full of any principal or interest due pursuant to the terms of the Senior Indebtedness. Any payments made upon dissolution, winding up or liquidation, and any payment or distribution of assets of the Borrower whether in cash, property or securities to which the Holder of this Debenture would be entitled, except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person authorized to make such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness, or their representatives, ratably according to the aggregate amounts remaining unpaid on Senior Indebtedness, to the extent necessary to pay said Senior Indebtedness after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

2.3) Rights Against Borrower and Others. It is understood that the provisions of this Article 2 captioned "Subordination" are, and are intended to be, solely for the purpose of defining the relative rights of the Holder of this Debenture on the one hand and the holders of the Senior Indebtedness of the Borrower on the other hand. Nothing contained in this Article 2 or elsewhere in this Debenture shall or is intended to impair, as between the Borrower, its creditors other than the holders of Senior Indebtedness, and the Holder of the Debenture, the unconditional and absolute obligation of the Borrower to pay the Holder of the Debenture the principal of and interest on the Debenture as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Holder and the creditors of the Borrower, other than the holders of such Senior Indebtedness; nor shall anything herein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under the Debenture, subject to the rights, if any, of the holders of Senior Indebtedness in respect to cash, property or securities of the Borrower received upon the exercise of any such remedy. The subordination herein provided applies to payments or distributions by the Borrower only and shall not affect the right of the Holder to collect and retain payment from any co-obligor, guarantor or surety. Upon any payment or distribution of assets of the Borrower referred to in this Article 2, the Holder shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or upon a certificate of the liquidating trustee or agent or other person making any distribution to the Holder, for the purpose of ascertaining: (i) the persons entitled to participate in such distribution; (ii) the holders of Senior Indebtedness and other indebtedness of the Borrower; (iii) the amounts of such Senior Indebtedness and the amounts payable thereon; (iv) the amount or amounts paid or distributed on Senior Indebtedness; and (v) all other facts pertinent to Senior Indebtedness or to this Article 2.

ARTICLE 3.

REDEMPTION

3.1) Redemption. This Debenture shall be subject to redemption at the election of the Borrower, in whole or in part, prior to maturity upon not less than twenty (20) nor more than sixty (60) days written notice to the Holder hereof at the Holder's last registered address, at a price equal

to the amount of the outstanding principal balance to be redeemed hereunder plus interest to the redemption date. If the Holder tenders a conversion notice to the Borrower, the Borrower may redeem this Debenture at any time thereafter without notice to the Holder. If less than all of the then-outstanding Debentures are to be redeemed, the Borrower may select the Debentures for redemption at its sole discretion. In the case of partial redemption of any Debenture, a new Debenture reflecting the new principal amount shall be issued.

ARTICLE 4.

CONVERSION

4.1) Conversion. The Holder shall have the right, beginning one (1) year from and after the date of this Debenture and then at any time prior to maturity, to convert any outstanding portion of the principal amount of this Debenture (which amount is $1,000 or a multiple thereof) into fully paid and nonassessable shares of the $0.01 par value per share Common Stock of the Borrower (the "Common Stock") provided that the right to convert this Debenture and to purchase shares of Common Stock shall terminate at such time as the indebtedness represented by this Debenture has been paid or otherwise discharged. The Holder shall convert this Debenture by surrender of this Debenture and by providing the Borrower with instruments of transfer in form satisfactory to the Borrower and the Conversion Notice, duly executed, in the form attached hereto. The Borrower shall pay within thirty (30) days of the Borrower's receipt of such request all interest accrued hereon to the date of conversion and issue and deliver to such Holder certificates evidencing such shares of Common Stock as set forth herein. Borrowers right to redeem this Debenture as provided in Section 3 hereof shall continue to be effective during the aforementioned 30 day period. If a portion of the aggregate principal amount evidenced by this Debenture is converted, the Borrower shall deliver to the Holder a certificate for the proper number of shares of Common Stock for the portion converted and a new Debenture in the form hereof for the balance of the principal amount hereof. Upon transfer of this Debenture, the then unexercised conversion or purchase right set forth in this Article 5 captioned "Conversion" shall inure to the transferees in proportion to their respective interests in remaining principal, or as the Holder shall allocate said conversion.

4.2) Conversion Price. Subject to readjustment as provided in Section 4.3 hereof, the conversion or purchase price (the "Conversion Price") shall be $7.0262.

4.3) Adjustment of Conversion Terms. The Conversion Price and number of shares to be issued upon conversion of this Debenture shall be subject to adjustment from time to time upon the happening of certain events while this conversion or purchase right remains outstanding, as follows:

(a) Merger, Sale of Assets. If the Borrower at any time prior to maturity shall consolidate with or merge into or sell or convey all of or substantially all its assets to any other corporation, this Debenture shall, without the consent of the Holder, thereafter evidence the right to purchase such number and kind of securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the antidilution provisions of this Debenture shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

(b) Reclassification. If the Borrower at any time prior to maturity shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities then purchasable upon the exercise of the conversion or purchase right contained in this Debenture into the same or a different number of securities of any class or classes, this Debenture shall thereafter evidence the right to purchase such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion or purchase right immediately prior to such subdivision, combination, reclassification or other change. If shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or proportionately increased in the case of combination of shares, both cases by the ratio which the total number of shares of Common Stock to be outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

4.4) Fractional Shares. No fractional shares of Common Stock will be issued in connection with any conversion or purchase hereunder but in lieu of such fractional shares, the Borrower shall make a cash payment therefor upon the basis of the Conversion Price.

4.5) Authorized Shares. The Borrower covenants that during the period the conversion or purchase right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the conversion of this Debenture. The Borrower agrees that its issuance of this Debenture shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Debenture or purchase of shares pursuant hereto.

4.6) Rights as Shareholder. Until one or more stock certificates representing the shares of Common Stock issuable upon conversion of this Debenture are issued (as evidenced by the appropriate entry on the books of the Borrower or of a duly authorized transfer agent of the Borrower), no right to vote or receive dividends or any other rights as a shareholder of the Borrower shall exist, notwithstanding conversion of the Debenture.

4.7) Method of Conversion. This Debenture may be converted by the Holder in whole or in part by the surrender of this Debenture at the principal office of the Borrower. Upon partial exercise hereof, a new Debenture containing the same date and provisions of this Debenture shall be issued by the Borrower to said Holder for the remaining principal balance.

ARTICLE 5.

EVENTS OF DEFAULT

The occurrence of any of the following events of default shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, all without demand, presentment or notice, other than specified below, all of which hereby are expressly waived upon the occurrence of an event of default:

5.1) Failure to Pay Principal or Interest. Failure to pay principal at maturity or any installment of interest hereon when due, and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.2) Breach of Covenant. The breach of any covenant or other term or condition of this Debenture and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.3) Insolvency; Receiver or Trustee. If and when the Borrower shall become insolvent and admit in writing its inability to pay its debts as they mature; or make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business or such a receiver or trustee otherwise shall be appointed.

5.4) Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors being instituted by or against the Borrower, and in the case of any proceeding filed against the Borrower without the Borrower's consent, such proceeding has not been dismissed within ninety (90) days after such filing is made.

ARTICLE 6.

TRANSFER, REGISTRATION AND REPLACEMENT

6.1) Investment Representation. The Holder hereby represents and warrants that it has acquired this Debenture for purpose of investment and with no present intent to sell or distribute the same.

6.2) Transfer. Subject to compliance with various applicable securities laws, upon due presentment for registration of transfer of this Debenture at the offices of the Borrower, a new Debenture or Debentures of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange herefor, subject to the approval of the Borrower.

6.3) Notations of Transfer. Before due presentment to the Borrower for registration of the transfer of this Debenture, the Borrower may deem and treat the person in whose name this Debenture is registered as its absolute owner for the purpose of receiving payment of principal of and interest on this Debenture and for all other purposes whatsoever, whether or not this Debenture is overdue, and the Borrower shall not be affected by notice to the contrary. The registered holder of a Debenture shall be treated as its owner for all purposes.

6.4) Restriction on Transfer. No Holder shall transfer the Debenture without the written consent of the Borrower and until such Holder has first given written notice to the Borrower on a form provided by the Borrower and with the Borrowers' written consent (which we will not unreasonably withhold.) Intra-family transfers for estate planning purposes shall be permitted upon written notice to us. Borrower reserves the right to require a signature guarantee and/or an opinion from your counsel, at your expense, that the proposed transfer can be made without compliance with the registration or qualification provisions of applicable state securities laws.

6.5) Register. The Borrower shall maintain a register for the recordation of transfers of this Debenture, which shall be transferable in whole or in part. Upon presentation by the Holder and

surrender of this Debenture, the Borrower shall register such transfer and issue a new Debenture or Debentures of like aggregate principal amount and bearing the same date.

6.6) Lost or Destroyed Debentures. Upon receipt by the Borrower at its principal office of evidence satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Debenture, and in the case of any such loss, theft, or destruction, upon delivery of indemnity satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of this Debenture, the Borrower will issue a new Debenture of like tenor in lieu of this Debenture with a notification thereon of the date from which interest has accrued. All expenses and reasonable charges associated with procuring such indemnity and with the preparation, authentication and delivery of a new Debenture shall be borne by the Holder of the Debenture so mutilated, destroyed, stolen or lost.

ARTICLE 7.

AMENDMENT

7.1) Amendment. The Borrower, with the consent of the holders of a majority in aggregate principal amount of the Debentures at the time outstanding, may add any provisions to or change in any manner or eliminate any of the provisions of or modify in any manner the rights set forth in the Debentures; provided, however, that no such action shall: (i) extend the maturity of a Debenture, or reduce or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any currency other than that provided herein, without the consent of each holder so affected; or (ii) reduce the aforesaid interest rate payable of Debentures or change the form of interest payment elected by the holder (cash payments or reinvestment of the interest), the holders of which are required to consent to any such action or to any waiver of compliance with certain provisions hereof or certain defaults hereunder and their consequences, without the consent of all holders of Debentures then outstanding. Prior to any declaration accelerating the maturity of the Debentures, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive any past default hereunder and its consequences, except a default in the payment of principal of or interest on the Debentures. Any such consent or waiver by the Holder shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

ARTICLE 8.

MISCELLANEOUS

8.1) Survival of Warranties. All agreements, representations and warranties made herein shall survive the execution and delivery hereof.

8.2) Failure Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.3) Notices. All notices and other communications given under this Debenture shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered; or (b) three (3) business days after the same have been deposited in a United States post office sent via registered or certified mail return receipt requested postage prepaid and addressed to the Borrower as set forth herein or to the Holder's address in the books and records of the Borrower; or (c) the next business day after the same have been deposited with a national overnight delivery service, addressed to the Borrower as set forth herein or to the address of the Holder in the books and records of the Borrower. Both the Holder and the Borrower may change the address by giving written notice to the other as herein provided.

8.4) Arbitration. All disputes or claims arising out of, or in any way relating to this Debenture, shall be submitted to and determined by final and binding arbitration under the rules of the American Arbitration Association. Arbitration proceedings may be initiated upon notice to the other party and to the American Arbitration Association, and shall be conducted under the rules of the American Arbitration Association in Minneapolis, Minnesota. The notice must specify the issues to be resolved in any such arbitration proceeding. Where the arbitrators shall determine that an arbitration proceeding was commenced by a party frivolously or without a basis, or primarily for the purpose of harassment or delay, the arbitrators may assess such party the cost of such proceedings including reasonable attorneys' fees of any other party. In all other cases, each party to the arbitration proceeding shall bear its own costs and its pro-rata share of the fees and expenses charged by the arbitrators and the American Arbitration Association in connection with any arbitration proceeding. Any award or equitable relief granted by the arbitrators may be enforced any court of competent jurisdiction. Notwithstanding the foregoing, nothing herein will prevent a party from seeking and obtaining equitable relief from a court of competent jurisdiction pending a final decision of the arbitrators and the proper filing of such decision with such court.

8.5) Amended Provision. The term "Debenture" or "this Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed or if later amended or supplemented, then, as so amended or supplemented.

8.6) Assignability. This Debenture shall be binding upon the Borrower, its successors and assigns, and shall inure to the benefit of Holder, its successors and assigns.

8.7) Governing Law. This Debenture has been executed in and shall be governed by and construed under the laws of the State of Minnesota, irrespective of such state's choice-of-law principles.

8.8) Consent to Jurisdiction and Forum Selection. The Borrower and the Holder agree that all actions or proceedings arising in connection with this Debenture which are not required to be submitted to arbitration shall be venued exclusively in the State and Federal courts located in the County of Ramsey, State of Minnesota. The aforementioned choice of venue is intended to be mandatory and not permissive in nature. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in the County of Ramsey, State of Minnesota shall have in personam jurisdiction and venue over each of them.

8.9) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN

(joint tenants with right of survivorship and not as tenants in common), CUST (Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

8.10) Maximum Interest Rate. Notwithstanding the foregoing, the maximum total compensation that the Holder shall be entitled to receive hereunder shall not exceed the maximum rate permitted under applicable law.

786541.2

FORM OF ASSIGNMENT
(To Be Executed by the Registered Holder in Order to Transfer Debenture)

FOR VALUE RECEIVED, the undersigned registered holder hereby sells, assigns and transfers unto

____
(Please print or type name and address including zip code of assignee)

the attached Debenture issued by HERITAGE DEVELOPMENT, INC. (the "Company") and does hereby irrevocably constitute and appoint

____
Attorney to transfer the said Debenture on the books of the Company, with full power of substitution.

Please insert the address and social security or tax identification number of assignee

____
Address

____
Address

____
Address

____
Social Security or Tax Identification Number

Dated: _____________, 200__

Signature(s) _______________________

____

Note: The signature(s) to the Assignment form must correspond to the names(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever.

786541.2

Exhibit 3.1

Appendix B
to
Offering Circular
of
Heritage Development, Inc.
Dated ____________, 2003

HERITAGE DEVELOPMENT, INC.

Convertible Subordinated Debenture Due ____________, 2007

Number: D-___ Dollars: $_______

FOR VALUE RECEIVED, HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Borrower"), hereby promises to pay to <___________________> or registered assigns (the "Holder"), the principal sum of <__________________> ($<____________>) and to pay interest thereon quarterly, at the rate of eleven percent (11%) per annum, as of 5:00 p.m., Minneapolis, Minnesota time, on final day of the months of March, June, September and December during the term hereof (each of the foregoing dates is referred to herein as an "Interest Payment Date") commencing on <________________> and continuing through 5:00 p.m. Minneapolis, Minnesota time on <___________> (the "Maturity Date" or "maturity"). The principal and any accrued but unpaid interest for any interim period shall be payable to the Holder in one lump sum payment at maturity. Redemptions reducing principal shall be applied to determine interest payable. Both the principal hereof and the interest thereon are payable in lawful money of the United States of America. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

Reference is made to the additional provisions of this Debenture set forth hereafter. Such additional provisions shall for all purposes have the same effect as if fully set forth on this page.

IN WITNESS WHEREOF, the Borrower has caused this Debenture to be executed in its corporate name by the signature of its duly authorized officers.

Date: ______________________, 200__

HERITAGE FINANCIAL, INC.

By: FOR EXHIBIT ONLY
Jeffrey A. Gardner, President

Attest: FOR EXHIBIT ONLY
Secretary

ARTICLE 1.

DEBENTURES

1.1) General. This security is one of a duly authorized issue of securities of the Borrower designated as its Subordinated Debentures having different maturities, limited in aggregate principal amount to U.S. $5,000,000. The Debentures are issuable in base denominations of U.S. $1,000 and multiples thereof with a minimum Debenture amount of $5,000. The registered holder of a Debenture shall (to the fullest extent permitted by applicable law) be treated at all times, by all persons and for all purposes as the absolute owner of such Debenture, regardless of any notice of ownership, theft or loss or of any writing thereon. The Debenture is a direct and unsecured obligation of the Borrower, subordinated as set forth in Article 2 hereof. There are no restrictions herein on other indebtedness or securities which may be incurred or issued by the Borrower.

1.2) Interest. Interest hereon shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

1.3) Company Obligation. No recourse for the payment of the principal of or any interest on this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Borrower in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any organizer, member, officer, governor, employee or agent as such, past, present or future, of the Borrower or of any successor entity either directly or through the Borrower or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty, or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

ARTICLE 2.

SUBORDINATION

2.1) Senior Indebtedness. As used in this Debenture, the term "Senior Indebtedness" shall mean all principal of (and premium of, if any) and unpaid interest on all indebtedness of the Borrower, or with respect to which the Borrower is a guarantor, regardless of whether incurred on, before or after the date of this Debenture: (i) for money borrowed from any bank, insurance company, or other lending institution regularly engaged in the business of lending money, whether or not secured; (ii) in connection with any deferral, renewal or extension of any indebtedness described in (i) above or any debentures, notes, or other evidence of the Borrower's indebtedness issued in exchange for indebtedness described in (i) above, (iii) costs and expenses related to the Senior Indebtednesses; and (iv) any other class of debentures or other debt which, by its terms, is senior to the debentures.

2.2) Subordination. The Borrower covenants and agrees and the Holder, by acceptance hereof, covenants, expressly for the benefit of the present and future holders of Senior Indebtedness, that the payment of the principal and the interest on this Debenture is expressly subordinated in right of payment to the payment in full of all principal and interest of Senior Indebtedness of the Borrower

in each circumstance described below in accordance with the provisions of this Article 2. Upon any terminating liquidation of assets of the Borrower upon the occurrence of any dissolution, winding up or liquidation, whether or not in bankruptcy, insolvency or receivership proceedings, the Borrower shall not pay thereafter, and the Holder of this Debenture shall not be entitled to receive thereafter, any amount in respect of the principal and interest of this Debenture unless and until the above Senior Indebtedness shall have been paid or otherwise discharged. This subordination is intended to be effective in the event of distributions made in the course of termination of Borrower's business and in the event that the payment of any principal or interest due pursuant to the terms of this Debenture prevent the payment in full of any principal or interest due pursuant to the terms of the Senior Indebtedness. Any payments made upon dissolution, winding up or liquidation, and any payment or distribution of assets of the Borrower whether in cash, property or securities to which the Holder of this Debenture would be entitled, except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person authorized to make such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness, or their representatives, ratably according to the aggregate amounts remaining unpaid on Senior Indebtedness, to the extent necessary to pay said Senior Indebtedness after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

2.3) Rights Against Borrower and Others. It is understood that the provisions of this Article 2 captioned "Subordination" are, and are intended to be, solely for the purpose of defining the relative rights of the Holder of this Debenture on the one hand and the holders of the Senior Indebtedness of the Borrower on the other hand. Nothing contained in this Article 2 or elsewhere in this Debenture shall or is intended to impair, as between the Borrower, its creditors other than the holders of Senior Indebtedness, and the Holder of the Debenture, the unconditional and absolute obligation of the Borrower to pay the Holder of the Debenture the principal of and interest on the Debenture as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Holder and the creditors of the Borrower, other than the holders of such Senior Indebtedness; nor shall anything herein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under the Debenture, subject to the rights, if any, of the holders of Senior Indebtedness in respect to cash, property or securities of the Borrower received upon the exercise of any such remedy. The subordination herein provided applies to payments or distributions by the Borrower only and shall not affect the right of the Holder to collect and retain payment from any co-obligor, guarantor or surety. Upon any payment or distribution of assets of the Borrower referred to in this Article 2, the Holder shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or upon a certificate of the liquidating trustee or agent or other person making any distribution to the Holder, for the purpose of ascertaining: (i) the persons entitled to participate in such distribution; (ii) the holders of Senior Indebtedness and other indebtedness of the Borrower; (iii) the amounts of such Senior Indebtedness and the amounts payable thereon; (iv) the amount or amounts paid or distributed on Senior Indebtedness; and (v) all other facts pertinent to Senior Indebtedness or to this Article 2.

ARTICLE 3.

REDEMPTION

3.1) Redemption. This Debenture shall be subject to redemption at the election of the Borrower, in whole or in part, prior to maturity upon not less than twenty (20) nor more than sixty (60) days written notice to the Holder hereof at the Holder's last registered address, at a price equal

to the amount of the outstanding principal balance to be redeemed hereunder plus interest to the redemption date. If the holder tenders a conversion notice to the Borrower, the Borrower may redeem this Debenture at any time thereafter without notice to the Holder. If less than all of the then-outstanding Debentures are to be redeemed, the Borrower may select the Debentures for redemption at its sole discretion. In the case of partial redemption of any Debenture, a new Debenture reflecting the new principal amount shall be issued.

ARTICLE 4.

CONVERSION

4.1) Conversion. The Holder shall have the right, beginning one (1) year from and after the date of this Debenture and then at any time prior to maturity, to convert any outstanding portion of the principal amount of this Debenture (which amount is $1,000 or a multiple thereof) into fully paid and nonassessable shares of the $0.01 par value per share Common Stock of the Borrower (the "Common Stock") provided that the right to convert this Debenture and to purchase shares of Common Stock shall terminate at such time as the indebtedness represented by this Debenture has been paid or otherwise discharged. The Holder shall convert this Debenture by surrender of this Debenture and by providing the Borrower with instruments of transfer in form satisfactory to the Borrower and the Conversion Notice, duly executed, in the form attached hereto. The Borrower shall pay within thirty (30) days of the Borrower's receipt of such request all interest accrued hereon to the date of conversion and issue and deliver to such Holder certificates evidencing such shares of Common Stock as set forth herein. Borrowers right to redeem this Debenture as provided in Section 3 hereof shall continue to be effective during the aforementioned 30 day period. If a portion of the aggregate principal amount evidenced by this Debenture is converted, the Borrower shall deliver to the Holder a certificate for the proper number of shares of Common Stock for the portion converted and a new Debenture in the form hereof for the balance of the principal amount hereof. Upon transfer of this Debenture, the then unexercised conversion or purchase right set forth in this Article 5 captioned "Conversion" shall inure to the transferees in proportion to their respective interests in remaining principal, or as the Holder shall allocate said conversion.

4.2) Conversion Price. Subject to readjustment as provided in Section 4.3 hereof, the conversion or purchase price (the "Conversion Price") shall be $7.0262.

4.3) Adjustment of Conversion Terms. The Conversion Price and number of shares to be issued upon conversion of this Debenture shall be subject to adjustment from time to time upon the happening of certain events while this conversion or purchase right remains outstanding, as follows:

(a) Merger, Sale of Assets. If the Borrower at any time prior to maturity shall consolidate with or merge into or sell or convey all of or substantially all its assets to any other corporation, this Debenture shall, without the consent of the Holder, thereafter evidence the right to purchase such number and kind of securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the antidilution provisions of this Debenture shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

(b) Reclassification. If the Borrower at any time prior to maturity shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities then purchasable upon the exercise of the conversion or purchase right contained in this Debenture into the same or a different number of securities of any class or classes, this Debenture shall thereafter evidence the right to purchase such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion or purchase right immediately prior to such subdivision, combination, reclassification or other change. If shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or proportionately increased in the case of combination of shares, both cases by the ratio which the total number of shares of Common Stock to be outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

4.4) Fractional Shares. No fractional shares of Common Stock will be issued in connection with any conversion or purchase hereunder but in lieu of such fractional shares, the Borrower shall make a cash payment therefor upon the basis of the Conversion Price.

4.5) Authorized Shares. The Borrower covenants that during the period the conversion or purchase right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the conversion of this Debenture. The Borrower agrees that its issuance of this Debenture shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Debenture or purchase of shares pursuant hereto.

4.6) Rights as Shareholder. Until one or more stock certificates representing the shares of Common Stock issuable upon conversion of this Debenture are issued (as evidenced by the appropriate entry on the books of the Borrower or of a duly authorized transfer agent of the Borrower), no right to vote or receive dividends or any other rights as a shareholder of the Borrower shall exist, notwithstanding conversion of the Debenture.

4.7) Method of Conversion. This Debenture may be converted by the Holder in whole or in part by the surrender of this Debenture at the principal office of the Borrower. Upon partial exercise hereof, a new Debenture containing the same date and provisions of this Debenture shall be issued by the Borrower to said Holder for the remaining principal balance.

ARTICLE 5.

EVENTS OF DEFAULT

The occurrence of any of the following events of default shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, all without demand, presentment or notice, other than specified below, all of which hereby are expressly waived upon the occurrence of an event of default:

5.1) Failure to Pay Principal or Interest. Failure to pay principal at maturity or any installment of interest hereon when due, and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.2) Breach of Covenant. The breach of any covenant or other term or condition of this Debenture and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.3) Insolvency; Receiver or Trustee. If and when the Borrower shall become insolvent and admit in writing its inability to pay its debts as they mature; or make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business or such a receiver or trustee otherwise shall be appointed.

5.4) Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors being instituted by or against the Borrower, and in the case of any proceeding filed against the Borrower without the Borrower's consent, such proceeding has not been dismissed within ninety (90) days after such filing is made.

ARTICLE 6.

TRANSFER, REGISTRATION AND REPLACEMENT

6.1) Investment Representation. The Holder hereby represents and warrants that it has acquired this Debenture for purpose of investment and with no present intent to sell or distribute the same.

6.2) Transfer. Subject to compliance with various applicable securities laws, upon due presentment for registration of transfer of this Debenture at the offices of the Borrower, a new Debenture or Debentures of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange herefor, subject to the approval of the Borrower.

6.3) Notations of Transfer. Before due presentment to the Borrower for registration of the transfer of this Debenture, the Borrower may deem and treat the person in whose name this Debenture is registered as its absolute owner for the purpose of receiving payment of principal of and interest on this Debenture and for all other purposes whatsoever, whether or not this Debenture is overdue, and the Borrower shall not be affected by notice to the contrary. The registered holder of a Debenture shall be treated as its owner for all purposes.

6.4) Restriction on Transfer. No Holder shall transfer the Debenture without the written consent of the Borrower and until such Holder has first given written notice to the Borrower on a form provided by the Borrower and with the Borrowers' written consent (which we will not unreasonably withhold.) Intra-family transfers for estate planning purposes shall be permitted upon written notice to us. Borrower reserves the right to require a signature guarantee and/or an opinion from your counsel, at your expense, that the proposed transfer can be made without compliance with the registration or qualification provisions of applicable state securities laws.

6.5) Register. The Borrower shall maintain a register for the recordation of transfers of this Debenture, which shall be transferable in whole or in part. Upon presentation by the Holder and

surrender of this Debenture, the Borrower shall register such transfer and issue a new Debenture or Debentures of like aggregate principal amount and bearing the same date.

6.6) Lost or Destroyed Debentures. Upon receipt by the Borrower at its principal office of evidence satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Debenture, and in the case of any such loss, theft, or destruction, upon delivery of indemnity satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of this Debenture, the Borrower will issue a new Debenture of like tenor in lieu of this Debenture with a notification thereon of the date from which interest has accrued. All expenses and reasonable charges associated with procuring such indemnity and with the preparation, authentication and delivery of a new Debenture shall be borne by the Holder of the Debenture so mutilated, destroyed, stolen or lost.

ARTICLE 7.

AMENDMENT

7.1) Amendment. The Borrower, with the consent of the holders of a majority in aggregate principal amount of the Debentures at the time outstanding, may add any provisions to or change in any manner or eliminate any of the provisions of or modify in any manner the rights set forth in the Debentures; provided, however, that no such action shall: (i) extend the maturity of a Debenture, or reduce or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any currency other than that provided herein, without the consent of each holder so affected; or (ii) reduce the aforesaid interest rate payable of Debentures or change the form of interest payment elected by the holder (cash payments or reinvestment of the interest), the holders of which are required to consent to any such action or to any waiver of compliance with certain provisions hereof or certain defaults hereunder and their consequences, without the consent of all holders of Debentures then outstanding. Prior to any declaration accelerating the maturity of the Debentures, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive any past default hereunder and its consequences, except a default in the payment of principal of or interest on the Debentures. Any such consent or waiver by the Holder shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

ARTICLE 8.

MISCELLANEOUS

8.1) Survival of Warranties. All agreements, representations and warranties made herein shall survive the execution and delivery hereof.

8.2) Failure Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.3) Notices. All notices and other communications given under this Debenture shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered; or (b) three (3) business days after the same have been deposited in a United States post office sent via registered or certified mail return receipt requested postage prepaid and addressed to the Borrower as set forth herein or to the Holder's address in the books and records of the Borrower; or (c) the next business day after the same have been deposited with a national overnight delivery service, addressed to the Borrower as set forth herein or to the address of the Holder in the books and records of the Borrower. Both the Holder and the Borrower may change the address by giving written notice to the other as herein provided.

8.4) Arbitration. All disputes or claims arising out of, or in any way relating to this Debenture, shall be submitted to and determined by final and binding arbitration under the rules of the American Arbitration Association. Arbitration proceedings may be initiated upon notice to the other party and to the American Arbitration Association, and shall be conducted under the rules of the American Arbitration Association in Minneapolis, Minnesota. The notice must specify the issues to be resolved in any such arbitration proceeding. Where the arbitrators shall determine that an arbitration proceeding was commenced by a party frivolously or without a basis, or primarily for the purpose of harassment or delay, the arbitrators may assess such party the cost of such proceedings including reasonable attorneys' fees of any other party. In all other cases, each party to the arbitration proceeding shall bear its own costs and its pro-rata share of the fees and expenses charged by the arbitrators and the American Arbitration Association in connection with any arbitration proceeding. Any award or equitable relief granted by the arbitrators may be enforced any court of competent jurisdiction. Notwithstanding the foregoing, nothing herein will prevent a party from seeking and obtaining equitable relief from a court of competent jurisdiction pending a final decision of the arbitrators and the proper filing of such decision with such court.

8.5) Amended Provision. The term "Debenture" or "this Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed or if later amended or supplemented, then, as so amended or supplemented.

8.6) Assignability. This Debenture shall be binding upon the Borrower, its successors and assigns, and shall inure to the benefit of Holder, its successors and assigns.

8.7) Governing Law. This Debenture has been executed in and shall be governed by and construed under the laws of the State of Minnesota, irrespective of such state's choice-of-law principles.

8.8) Consent to Jurisdiction and Forum Selection. The Borrower and the Holder agree that all actions or proceedings arising in connection with this Debenture which are not required to be submitted to arbitration shall be venued exclusively in the State and Federal courts located in the County of Ramsey, State of Minnesota. The aforementioned choice of venue is intended to be mandatory and not permissive in nature. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in the County of Ramsey, State of Minnesota shall have in personam jurisdiction and venue over each of them.

8.9) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN

(joint tenants with right of survivorship and not as tenants in common), CUST (Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

8.10) Maximum Interest Rate. Notwithstanding the foregoing, the maximum total compensation that the Holder shall be entitled to receive hereunder shall not exceed the maximum rate permitted under applicable law.

786541.3

FORM OF ASSIGNMENT

(To Be Executed by the Registered Holder in Order to Transfer Debenture)

FOR VALUE RECEIVED, the undersigned registered holder hereby sells, assigns and transfers unto

____

(Please print or type name and address including zip code of assignee)

the attached Debenture issued by HERITAGE DEVELOPMENT, INC. (the "Company") and does hereby irrevocably constitute and appoint

____

Attorney to transfer the said Debenture on the books of the Company, with full power of substitution.

Please insert the address and social security or tax identification number of assignee

____

Address

____

Address

____

Address

____

Social Security or Tax Identification Number

Dated: _____________, 200__

Signature(s) _________________________

____

Note: The signature(s) to the Assignment form must correspond to the names(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever.

786541.3

Exhibit 3.1

Appendix B
to
Offering Circular
of
Heritage Development, Inc.
Dated ____________, 2003

HERITAGE DEVELOPMENT, INC.

Convertible Subordinated Debenture Due ____________, 2008

Number: D-___ Dollars: $________

FOR VALUE RECEIVED, HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Borrower"), hereby promises to pay to <____________________> or registered assigns (the "Holder"), the principal sum of <____________________> ($<____________>) and to pay interest thereon quarterly, at the rate of twelve percent (12%) per annum, as of 5:00 p.m., Minneapolis, Minnesota time, on final day of the months of March, June, September and December during the term hereof (each of the foregoing dates is referred to herein as an "Interest Payment Date") commencing on <_________________> and continuing through 5:00 p.m. Minneapolis, Minnesota time on <____________> (the "Maturity Date" or "maturity"). The principal and any accrued but unpaid interest for any interim period shall be payable to the Holder in one lump sum payment at maturity. Redemptions reducing principal shall be applied to determine interest payable. Both the principal hereof and the interest thereon are payable in lawful money of the United States of America. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

Reference is made to the additional provisions of this Debenture set forth hereafter. Such additional provisions shall for all purposes have the same effect as if fully set forth on this page.

IN WITNESS WHEREOF, the Borrower has caused this Debenture to be executed in its corporate name by the signature of its duly authorized officers.

Date: _______________________, 200__

HERITAGE FINANCIAL, INC.

By: FOR EXHIBIT ONLY
Jeffrey A. Gardner, President

Attest: FOR EXHIBIT ONLY
Secretary

ARTICLE 1.

DEBENTURES

1.1) General. This security is one of a duly authorized issue of securities of the Borrower designated as its Subordinated Debentures having different maturities, limited in aggregate principal amount to U.S. $5,000,000. The Debentures are issuable in base denominations of U.S. $1,000 and multiples thereof with a minimum Debenture amount of $5,000. The registered holder of a Debenture shall (to the fullest extent permitted by applicable law) be treated at all times, by all persons and for all purposes as the absolute owner of such Debenture, regardless of any notice of ownership, theft or loss or of any writing thereon. The Debenture is a direct and unsecured obligation of the Borrower, subordinated as set forth in Article 2 hereof. There are no restrictions herein on other indebtedness or securities which may be incurred or issued by the Borrower.

1.2) Interest. Interest hereon shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

1.3) Company Obligation. No recourse for the payment of the principal of or any interest on this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Borrower in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any organizer, member, officer, governor, employee or agent as such, past, present or future, of the Borrower or of any successor entity either directly or through the Borrower or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty, or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

ARTICLE 2.

SUBORDINATION

2.1) Senior Indebtedness. As used in this Debenture, the term "Senior Indebtedness" shall mean all principal of (and premium of, if any) and unpaid interest on all indebtedness of the Borrower, or with respect to which the Borrower is a guarantor, regardless of whether incurred on, before or after the date of this Debenture: (i) for money borrowed from any bank, insurance company, or other lending institution regularly engaged in the business of lending money, whether or not secured; (ii) in connection with any deferral, renewal or extension of any indebtedness described in (i) above or any debentures, notes, or other evidence of the Borrower's indebtedness issued in exchange for indebtedness described in (i) above, (iii) costs and expenses related to the Senior Indebtednesses; and (iv) any other class of debentures or other debt which, by its terms, is senior to the debentures.

2.2) Subordination. The Borrower covenants and agrees and the Holder, by acceptance hereof, covenants, expressly for the benefit of the present and future holders of Senior Indebtedness, that the payment of the principal and the interest on this Debenture is expressly subordinated in right of payment to the payment in full of all principal and interest of Senior Indebtedness of the Borrower

in each circumstance described below in accordance with the provisions of this Article 2. Upon any terminating liquidation of assets of the Borrower upon the occurrence of any dissolution, winding up or liquidation, whether or not in bankruptcy, insolvency or receivership proceedings, the Borrower shall not pay thereafter, and the Holder of this Debenture shall not be entitled to receive thereafter, any amount in respect of the principal and interest of this Debenture unless and until the above Senior Indebtedness shall have been paid or otherwise discharged. This subordination is intended to be effective in the event of distributions made in the course of termination of Borrower's business and in the event that the payment of any principal or interest due pursuant to the terms of this Debenture prevent the payment in full of any principal or interest due pursuant to the terms of the Senior Indebtedness. Any payments made upon dissolution, winding up or liquidation, and any payment or distribution of assets of the Borrower whether in cash, property or securities to which the Holder of this Debenture would be entitled, except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person authorized to make such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness, or their representatives, ratably according to the aggregate amounts remaining unpaid on Senior Indebtedness, to the extent necessary to pay said Senior Indebtedness after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

2.3) Rights Against Borrower and Others. It is understood that the provisions of this Article 2 captioned "Subordination" are, and are intended to be, solely for the purpose of defining the relative rights of the Holder of this Debenture on the one hand and the holders of the Senior Indebtedness of the Borrower on the other hand. Nothing contained in this Article 2 or elsewhere in this Debenture shall or is intended to impair, as between the Borrower, its creditors other than the holders of Senior Indebtedness, and the Holder of the Debenture, the unconditional and absolute obligation of the Borrower to pay the Holder of the Debenture the principal of and interest on the Debenture as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Holder and the creditors of the Borrower, other than the holders of such Senior Indebtedness; nor shall anything herein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under the Debenture, subject to the rights, if any, of the holders of Senior Indebtedness in respect to cash, property or securities of the Borrower received upon the exercise of any such remedy. The subordination herein provided applies to payments or distributions by the Borrower only and shall not affect the right of the Holder to collect and retain payment from any co-obligor, guarantor or surety. Upon any payment or distribution of assets of the Borrower referred to in this Article 2, the Holder shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or upon a certificate of the liquidating trustee or agent or other person making any distribution to the Holder, for the purpose of ascertaining: (i) the persons entitled to participate in such distribution; (ii) the holders of Senior Indebtedness and other indebtedness of the Borrower; (iii) the amounts of such Senior Indebtedness and the amounts payable thereon; (iv) the amount or amounts paid or distributed on Senior Indebtedness; and (v) all other facts pertinent to Senior Indebtedness or to this Article 2.

ARTICLE 3.

REDEMPTION

3.1) Redemption. This Debenture shall be subject to redemption at the election of the Borrower, in whole or in part, prior to maturity upon not less than twenty (20) nor more than sixty (60) days written notice to the Holder hereof at the Holder's last registered address, at a price equal

to the amount of the outstanding principal balance to be redeemed hereunder plus interest to the redemption date. If the Holder tenders a conversion notice to the Borrower, the Borrower may redeem this Debenture at any time thereafter without notice to the Holder. If less than all of the then-outstanding Debentures are to be redeemed, the Borrower may select the Debentures for redemption at its sole discretion. In the case of partial redemption of any Debenture, a new Debenture reflecting the new principal amount shall be issued.

ARTICLE 4.

CONVERSION

4.1) Conversion. The Holder shall have the right, beginning one (1) year from and after the date of this Debenture and then at any time prior to maturity, to convert any outstanding portion of the principal amount of this Debenture (which amount is $1,000 or a multiple thereof) into fully paid and nonassessable shares of the $0.01 par value per share Common Stock of the Borrower (the "Common Stock") provided that the right to convert this Debenture and to purchase shares of Common Stock shall terminate at such time as the indebtedness represented by this Debenture has been paid or otherwise discharged. The Holder shall convert this Debenture by surrender of this Debenture and by providing the Borrower with instruments of transfer in form satisfactory to the Borrower and the Conversion Notice, duly executed, in the form attached hereto. The Borrower shall pay within thirty (30) days of the Borrower's receipt of such request all interest accrued hereon to the date of conversion and issue and deliver to such Holder certificates evidencing such shares of Common Stock as set forth herein. Borrowers right to redeem this Debenture as provided in Section 3 hereof shall continue to be effective during the aforementioned 30 day period. If a portion of the aggregate principal amount evidenced by this Debenture is converted, the Borrower shall deliver to the Holder a certificate for the proper number of shares of Common Stock for the portion converted and a new Debenture in the form hereof for the balance of the principal amount hereof. Upon transfer of this Debenture, the then unexercised conversion or purchase right set forth in this Article 5 captioned "Conversion" shall inure to the transferees in proportion to their respective interests in remaining principal, or as the Holder shall allocate said conversion.

4.2) Conversion Price. Subject to readjustment as provided in Section 4.3 hereof, the conversion or purchase price (the "Conversion Price") shall be $7.0262.

4.3) Adjustment of Conversion Terms. The Conversion Price and number of shares to be issued upon conversion of this Debenture shall be subject to adjustment from time to time upon the happening of certain events while this conversion or purchase right remains outstanding, as follows:

(a) Merger, Sale of Assets. If the Borrower at any time prior to maturity shall consolidate with or merge into or sell or convey all of or substantially all its assets to any other corporation, this Debenture shall, without the consent of the Holder, thereafter evidence the right to purchase such number and kind of securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the antidilution provisions of this Debenture shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

(b) Reclassification. If the Borrower at any time prior to maturity shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities then purchasable upon the exercise of the conversion or purchase right contained in this Debenture into the same or a different number of securities of any class or classes, this Debenture shall thereafter evidence the right to purchase such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion or purchase right immediately prior to such subdivision, combination, reclassification or other change. If shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or proportionately increased in the case of combination of shares, both cases by the ratio which the total number of shares of Common Stock to be outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

4.4) Fractional Shares. No fractional shares of Common Stock will be issued in connection with any conversion or purchase hereunder but in lieu of such fractional shares, the Borrower shall make a cash payment therefor upon the basis of the Conversion Price.

4.5) Authorized Shares. The Borrower covenants that during the period the conversion or purchase right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the conversion of this Debenture. The Borrower agrees that its issuance of this Debenture shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Debenture or purchase of shares pursuant hereto.

4.6) Rights as Shareholder. Until one or more stock certificates representing the shares of Common Stock issuable upon conversion of this Debenture are issued (as evidenced by the appropriate entry on the books of the Borrower or of a duly authorized transfer agent of the Borrower), no right to vote or receive dividends or any other rights as a shareholder of the Borrower shall exist, notwithstanding conversion of the Debenture.

4.7) Method of Conversion. This Debenture may be converted by the Holder in whole or in part by the surrender of this Debenture at the principal office of the Borrower. Upon partial exercise hereof, a new Debenture containing the same date and provisions of this Debenture shall be issued by the Borrower to said Holder for the remaining principal balance.

ARTICLE 5.

EVENTS OF DEFAULT

The occurrence of any of the following events of default shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, all without demand, presentment or notice, other than specified below, all of which hereby are expressly waived upon the occurrence of an event of default:

5.1) Failure to Pay Principal or Interest. Failure to pay principal at maturity or any installment of interest hereon when due, and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.2) Breach of Covenant. The breach of any covenant or other term or condition of this Debenture and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.3) Insolvency; Receiver or Trustee. If and when the Borrower shall become insolvent and admit in writing its inability to pay its debts as they mature; or make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business or such a receiver or trustee otherwise shall be appointed.

5.4) Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors being instituted by or against the Borrower, and in the case of any proceeding filed against the Borrower without the Borrower's consent, such proceeding has not been dismissed within ninety (90) days after such filing is made.

ARTICLE 6.

TRANSFER, REGISTRATION AND REPLACEMENT

6.1) Investment Representation. The Holder hereby represents and warrants that it has acquired this Debenture for purpose of investment and with no present intent to sell or distribute the same.

6.2) Transfer. Subject to compliance with various applicable securities laws, upon due presentment for registration of transfer of this Debenture at the offices of the Borrower, a new Debenture or Debentures of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange herefor, subject to the approval of the Borrower.

6.3) Notations of Transfer. Before due presentment to the Borrower for registration of the transfer of this Debenture, the Borrower may deem and treat the person in whose name this Debenture is registered as its absolute owner for the purpose of receiving payment of principal of and interest on this Debenture and for all other purposes whatsoever, whether or not this Debenture is overdue, and the Borrower shall not be affected by notice to the contrary. The registered holder of a Debenture shall be treated as its owner for all purposes.

6.4) Restriction on Transfer. No Holder shall transfer the Debenture without the written consent of the Borrower and until such Holder has first given written notice to the Borrower on a form provided by the Borrower and with the Borrowers' written consent (which we will not unreasonably withhold.) Intra-family transfers for estate planning purposes shall be permitted upon written notice to us. Borrower reserves the right to require a signature guarantee and/or an opinion from your counsel, at your expense, that the proposed transfer can be made without compliance with the registration or qualification provisions of applicable state securities laws.

6.5) Register. The Borrower shall maintain a register for the recordation of transfers of this Debenture, which shall be transferable in whole or in part. Upon presentation by the Holder and

surrender of this Debenture, the Borrower shall register such transfer and issue a new Debenture or Debentures of like aggregate principal amount and bearing the same date.

6.6) Lost or Destroyed Debentures. Upon receipt by the Borrower at its principal office of evidence satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Debenture, and in the case of any such loss, theft, or destruction, upon delivery of indemnity satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of this Debenture, the Borrower will issue a new Debenture of like tenor in lieu of this Debenture with a notification thereon of the date from which interest has accrued. All expenses and reasonable charges associated with procuring such indemnity and with the preparation, authentication and delivery of a new Debenture shall be borne by the Holder of the Debenture so mutilated, destroyed, stolen or lost.

ARTICLE 7.

AMENDMENT

7.1) Amendment. The Borrower, with the consent of the holders of a majority in aggregate principal amount of the Debentures at the time outstanding, may add any provisions to or change in any manner or eliminate any of the provisions of or modify in any manner the rights set forth in the Debentures; provided, however, that no such action shall: (i) extend the maturity of a Debenture, or reduce or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any currency other than that provided herein, without the consent of each holder so affected; or (ii) reduce the aforesaid interest rate payable of Debentures or change the form of interest payment elected by the holder (cash payments or reinvestment of the interest), the holders of which are required to consent to any such action or to any waiver of compliance with certain provisions hereof or certain defaults hereunder and their consequences, without the consent of all holders of Debentures then outstanding. Prior to any declaration accelerating the maturity of the Debentures, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive any past default hereunder and its consequences, except a default in the payment of principal of or interest on the Debentures. Any such consent or waiver by the Holder shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

ARTICLE 8.

MISCELLANEOUS

8.1) Survival of Warranties. All agreements, representations and warranties made herein shall survive the execution and delivery hereof.

8.2) Failure Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.3) Notices. All notices and other communications given under this Debenture shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered; or (b) three (3) business days after the same have been deposited in a United States post office sent via registered or certified mail return receipt requested postage prepaid and addressed to the Borrower as set forth herein or to the Holder's address in the books and records of the Borrower; or (c) the next business day after the same have been deposited with a national overnight delivery service, addressed to the Borrower as set forth herein or to the address of the Holder in the books and records of the Borrower. Both the Holder and the Borrower may change the address by giving written notice to the other as herein provided.

8.4) Arbitration. All disputes or claims arising out of, or in any way relating to this Debenture, shall be submitted to and determined by final and binding arbitration under the rules of the American Arbitration Association. Arbitration proceedings may be initiated upon notice to the other party and to the American Arbitration Association, and shall be conducted under the rules of the American Arbitration Association in Minneapolis, Minnesota. The notice must specify the issues to be resolved in any such arbitration proceeding. Where the arbitrators shall determine that an arbitration proceeding was commenced by a party frivolously or without a basis, or primarily for the purpose of harassment or delay, the arbitrators may assess such party the cost of such proceedings including reasonable attorneys' fees of any other party. In all other cases, each party to the arbitration proceeding shall bear its own costs and its pro-rata share of the fees and expenses charged by the arbitrators and the American Arbitration Association in connection with any arbitration proceeding. Any award or equitable relief granted by the arbitrators may be enforced any court of competent jurisdiction. Notwithstanding the foregoing, nothing herein will prevent a party from seeking and obtaining equitable relief from a court of competent jurisdiction pending a final decision of the arbitrators and the proper filing of such decision with such court.

8.5) Amended Provision. The term "Debenture" or "this Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed or if later amended or supplemented, then, as so amended or supplemented.

8.6) Assignability. This Debenture shall be binding upon the Borrower, its successors and assigns, and shall inure to the benefit of Holder, its successors and assigns.

8.7) Governing Law. This Debenture has been executed in and shall be governed by and construed under the laws of the State of Minnesota, irrespective of such state's choice-of-law principles.

8.8) Consent to Jurisdiction and Forum Selection. The Borrower and the Holder agree that all actions or proceedings arising in connection with this Debenture which are not required to be submitted to arbitration shall be venued exclusively in the State and Federal courts located in the County of Ramsey, State of Minnesota. The aforementioned choice of venue is intended to be mandatory and not permissive in nature. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in the County of Ramsey, State of Minnesota shall have in personam jurisdiction and venue over each of them.

8.9) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN

(joint tenants with right of survivorship and not as tenants in common), CUST (Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

8.10) Maximum Interest Rate. Notwithstanding the foregoing, the maximum total compensation that the Holder shall be entitled to receive hereunder shall not exceed the maximum rate permitted under applicable law.

FORM OF ASSIGNMENT
(To Be Executed by the Registered Holder in Order to Transfer Debenture)

FOR VALUE RECEIVED, the undersigned registered holder hereby sells, assigns and transfers unto

____
(Please print or type name and address including zip code of assignee)

the attached Debenture issued by HERITAGE DEVELOPMENT, INC. (the "Company") and does hereby irrevocably constitute and appoint

____
Attorney to transfer the said Debenture on the books of the Company, with full power of substitution.

Please insert the address and social security or tax identification number of assignee

____
Address

____
Address

____
Address

____
Social Security or Tax Identification Number

Dated: _____________, 200__

Signature(s) ______________________

____

Note: The signature(s) to the Assignment form must correspond to the names(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever.

786541.4

Exhibit 3.2

INCORPORATED UNDER THE LAWS OF THE STATE OF MINNESOTA



NUMBER

SHARES

HERITAGE DEVELOPMENT, INC.

AUTHORIZED NUMBER OF SHARES, 10,000,000

(SEE RESTRICTIVE LEGENDS ON REVERSE SIDE)

SPECIMEN

This Certifies that ______________________ *is the owner and*

registered holder of ______________________ *Shares of*

Common Stock of

Heritage Development, Inc., of $.01 Par Value,

transferable only on the books of the corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed.

IN WITNESS WHEREOF, the said corporation has caused this certificate to be signed by its duly authorized officers and to be sealed with the seal of the corporation

this __________ *day of* __________, ____.

SPECIMEN

NO SEAL

© ST. PAUL 101 A LHDL

SUBSCRIPTION AGREEMENT

Heritage Development, Inc.
422 East County Road D
St. Paul, MN 55117

Gentlemen:

By execution of this Subscription Agreement, the undersigned hereby subscribes to purchase debentures in the principal dollar amount set forth below of Heritage Development, Inc., a corporation organized under the laws of the State of Minnesota, pursuant to an offering described in the Offering Circular dated ________ __, 2003, and any supplements, amendments and attachments thereto.

IN WITNESS WHEREOF, the investor(s) have executed this Subscription Agreement or caused the same to be signed on his/her/their behalf this ___ day of _________________, 200_.

Amount of Investment: $ ___________________ (Total Dollar Amount)

Term and Annual Interest Rate:

Check One	Term	Annual Interest Rate
__________	3 years	10.0%
__________	4 years	11.0%
__________	5 years	12.0%

X ________________________
Signature

____
Social Security Number or Taxpayer I.D. Number

____
Name(print or type)

____

____
Address

X ________________________
Signature of Co-Investor

____
Social Security Number or Taxpayer I.D. Number

____
Name(print or type)

____

____
Address

Please return this Subscription Agreement to:

Heritage Development, Inc. Escrow Account
c/o Premier Bank
2866 White Bear Avenue
Maplewood, MN 55109

786542.1

STOCK RESTRICTION AGREEMENT

THIS AGREEMENT, made and entered into as of the 10th day of December, 1997, by and among HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Company") and EDWARD JOHN DOBBS ("Shareholder"), and LORI ALDRICH-DOBBS ("Spouse").

WHEREAS, the Shareholder is the owner of 111 shares of the issued and outstanding capital stock of the Company; and

WHEREAS, in order to insure continuity of management, preserve harmony in the affairs of the Company and serve the best interests of the Company, the Shareholder and the Company have agreed to the imposition of certain obligations and restrictions set forth herein with regard to said stock; and

WHEREAS, the Spouse may hold certain property rights in the shares of stock of the Company under and pursuant to applicable law, or otherwise.

NOW, THEREFORE, the Company, the Shareholder and the Spouse agree as follows:

1. STOCK SUBJECT TO AGREEMENT.

A. Stock Subject to this Agreement; Presently Owned or Hereafter Acquired. As used in this Agreement, the terms "stock," "shares" and "shares of stock" shall mean and include all shares of common capital stock of the Company of every class and description owned by the Shareholder, including, but not limited to, voting stock, non-voting stock, common stock and preferred stock. All provisions of this Agreement shall apply to all stock of the Company now owned by the Shareholder or hereafter acquired in any manner, including, but not limited to, purchase, gift, reclassification, recapitalization, stock dividend or stock split.

B. Endorsement of Stock Certificate. The following legend shall be conspicuously printed or typewritten on the face of each share certificate presently owned or hereafter acquired by the Shareholder:

"SEE RESTRICTION ON REVERSE SIDE"

and the following legend shall be conspicuously printed or typewritten on the reverse side:

> The sale, transfer or encumbrance of this certificate is subject to an Agreement dated December 10 , 1997, between the Company and the owner of the shares of stock represented by this Certificate. A copy of the Agreement is on file in the office of the Secretary of the Company. The Agreement provides, among other things, for certain obligations to sell and to purchase the shares of stock evidenced by this certificate, for a

designated purchase price. By accepting the shares of stock evidenced by this certificate the holder agrees to be bound by this Agreement. The shares of stock represented by this certificate have been issued without registration under the Securities Act of 1933, and no transfer of them will be made by the Company or its transfer agent, unless done pursuant to an effective registration statement under the Securities Act of 1933, as amended, and under appropriate state laws, or there is presented to the Company an opinion of counsel satisfactory to it to the effect that such registrations are not required.

This Agreement will be valid as between the parties without regard to the existence of such an endorsement on any Shareholder's certificate(s). The Company shall keep a copy of this Agreement available at its registered office for inspection by all properly interested parties.

C. Invalidity. Any transfer of any nature whatsoever which occurs or is consummated without compliance with the applicable provisions of this Agreement shall be null and void.

2. **VOLUNTARY TRANSFERS**. Except as provided in this Paragraph, the Shareholder shall not sell, transfer, assign, exchange, gift or otherwise dispose of all or any part of his shares, except with the prior written consent of the Company.

A. Option to Company. If the Shareholder desires to dispose of all of his shares of stock during his lifetime (except by testamentary disposition) and the Shareholder receives an offer to purchase, the Shareholder will cause the terms and provisions of the proposed disposition to be reduced to the form of a good faith offer by the offeror to the Shareholder. An offer shall be deemed a good faith offer only if it is made in writing, is signed by the purported offeror, is accompanied by earnest money in the form of a certified or cashier's check in an amount equal to at least ten percent (10%) of the offered purchase price, and requires only acceptance and execution of the offer by the Shareholder in order to constitute a valid, binding and enforceable agreement of purchase and sale. The Shareholder will give written notice of his intention to accept the good faith offer to the Company and shall extend to the Company an option to purchase the shares of stock, or any right, privilege or interest pertaining to them, which are the subject of the good faith offer. True and correct copies of the good faith offer and the earnest money check must be attached to the notice. Upon receipt of such notice, the Company will have thirty (30) days within which to determine whether or not it will exercise the option to purchase. Exercise of the option shall be as set forth in Paragraph 9 of this Agreement. Unless agreed to by all parties hereto, the Shareholder may not sell, transfer, assign, exchange or otherwise dispose of less than all of his stock during his lifetime.

B. Purchase Price; Terms of Payment. The purchase price set forth in the option extended by the Shareholder to the Company shall be the lesser of (a) the purchase price determined pursuant to Paragraph 10 hereof, or (ii) the price contained in the good faith offer. The terms of payment set forth in said option shall be the same as proposed in the good faith offer.

C. Failure to Exercise Option; Attachment of Restrictions. Unless the Shareholder receives written notice of exercise of the option from the Company within the time period for exercising the option set forth above, the Shareholder shall be free to accept the good faith offer and to consummate the sale and purchase strictly in accordance with the terms and conditions of the good faith offer. Any transferee must agree, in writing delivered to the Company, to be bound by the restrictions of this Agreement, and specifically, this Paragraph. The Company may require proof by affidavit of the Shareholder and the transferee, or other reasonable procedure, in order to determine whether the sale and purchase were made strictly in accordance with the terms of the good faith offer.

D. Time Limitation; Re-Submission of Offer. If the Shareholder does not consummate the sale and purchase with the named offeror, strictly in accordance with the terms and provisions of the good faith offer and within thirty (30) days after the expiration of the Company's option period, no sale, transfer or assignment shall be made by the Shareholder without the prior re-submission of a good faith offer embodying any modification in the terms or conditions of the purchase and sale, or any change in the offer, to the Company, in accordance with the provisions of this Paragraph.

E. Death or Disability of Shareholder. In the event the Shareholder dies or becomes disabled during the option period described in this Paragraph, or prior to closing if an option is exercised under this Paragraph, the deceased or disabled Shareholder's stock shall be subject to the provisions of Paragraph 6, relating to death, or Paragraph 5, relating to disability, as appropriate, and not to the provisions of this Paragraph.

F. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Jeffrey A. Gardner ("Gardner"), until such indebtedness, together with accrued interest thereon, is paid in full.

3. **INVOLUNTARY TRANSFERS**. In the event (i) the Shareholder files, or has filed against him, a petition in bankruptcy, insolvency, or creditor's arrangement pursuant to the provisions of any state or federal insolvency or bankruptcy laws; or (ii) the Shareholder's interest in the Company is levied upon or taken upon execution, attachment, or other process of law; or (iii) a receiver or trustee of the property of the Shareholder is appointed by reason of the Shareholder's insolvency or inability to pay his debts; or (iv) the Shareholder makes an assignment for the benefit of creditors (any of said events are hereinafter referred to as an "involuntary transfer"); then the Shareholder shall give immediate written notice of the involuntary transfer and of the number of shares involuntarily transferred (hereinafter "transferred shares") to the Company. Upon the occurrence of an involuntary transfer, and notwithstanding any failure of the Shareholder or transferee to deliver notice, the Company will have the option, as hereinafter set forth, to purchase all or any portion of the transferred shares, at a price equal to the purchase

price determined pursuant to Paragraph 10 hereof. The purchase price shall be paid in the manner and subject to the terms and conditions set forth in subparagraph C of this Paragraph.

A. Option to Company. In the event of an involuntary transfer, the Company will have a thirty (30) day option (from the date of receipt of written notice thereof or, if no written notice is given, from the date the Company obtains actual knowledge of the involuntary transfer) to purchase all or any portion of the transferred shares at the purchase price described above. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

B. Continuation of Restrictions. If all or any portion of the transferred shares are not purchased within the time limits set forth above, the transferee and the transferred shares shall remain subject to the terms and conditions of this Agreement.

C. Payment of Purchase Price. The purchase price to be paid by the Company shall be paid as follows:

(1) Downpayment. The downpayment for the transferred shares to be purchased shall be paid in cash in an amount equal to twenty percent (20%) of the purchase price.

(2) Balance. The balance shall be represented by a negotiable promissory note totaling the amount of said balance, which promissory note shall be dated the date of closing and shall provide the same payment terms as in subparagraph 11.D of this Agreement.

D. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

4. **TERMINATION OF MARITAL RELATIONSHIP.** If the marital relationship of the Shareholder is terminated by divorce and the Shareholder does not succeed to the Spouse's interest (community or otherwise) in any and all shares of stock owned by the Shareholder, such the Shareholder and the Company will have the option, as hereinafter set forth, to purchase all or any portion of the Spouse's interest in such shares of stock (hereinafter "transferred shares") at a price equal to the purchase price determined pursuant to Paragraph 10 hereof. The purchase price shall be paid in the manner and subject to the terms and conditions set forth in subparagraph D of this Paragraph.

A. Option to Shareholder. The Shareholder will have a thirty (30) day option (from the date of the divorce which shall be deemed to be the date the order for judgment is filed with the court) to purchase all or any portion of the transferred shares at the purchase price described above.

B. Option to Company. If the Shareholder does not exercise its option in the manner set forth above, then, upon expiration of the thirty (30) day period, the option will be deemed given to the Company who will have thirty (30) days after the expiration of the Shareholder's thirty (30) day option period within which to exercise its option to purchase all or any portion of the transferred shares at the purchase price described above. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

C. Continuance of Restrictions. If all or any portion of the transferred shares are not purchased within the time limits set forth above, the spouse and the transferred shares shall remain subject to the terms and conditions of this Agreement.

D. Payment of Purchase Price. The purchase price to be paid by the Shareholder or the Company shall be paid as follows:

(1) Downpayment. The downpayment for the transferred shares to be purchased shall be paid in cash in an amount equal to twenty percent (20%) of the purchase price.

(2) Balance. The balance shall be represented by a negotiable promissory note totaling the amount of said balance, which promissory note shall be dated the date of closing and shall provide the same payment terms as in subparagraph 11.D of this Agreement.

E. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

5. **DISABILITY OF A SHAREHOLDER**. In the event of the disability of the Shareholder, his stock shall be offered to the Company. The Company shall be obligated to purchase as much of the stock owned by the disabled Shareholder as the Company is legally permitted to purchase. The purchase price for the disabled Shareholder's stock shall be determined and paid pursuant to the applicable provisions of Paragraphs 10 and 11 of this Agreement.

A. Definition of Disability. "Disability" shall mean the continuation of a condition resulting from any physical or mental injury, illness or other impairment which shall render the Shareholder incapable of performing the normal full-time services previously rendered to the Company by the Shareholder for a continuous period of six (6) months. The determination of whether a Shareholder is disabled for purposes of the foregoing definition shall be made in the following manner. The Shareholder and the Company shall each obtain the written opinion of a medical doctor as to whether the Shareholder is disabled. If the two doctors agree as to whether the Shareholder is disabled or not disabled under the foregoing definition, the written opinion of the doctors shall be accepted as conclusive and binding by both the Shareholder and the Company. If the two doctors do not agree as to whether the Shareholder is disabled or not disabled under the foregoing definition, the doctors shall mutually appoint a third medical doctor, whose written opinion as to whether the Shareholder is disabled under the foregoing definition shall be accepted as conclusive and binding by both the Shareholder and the Company.

B. Insurance Policies. During the term of this Agreement and for the purpose of funding all or a portion of the purchase price of the shares of the disabled Shareholder, the Company may purchase and maintain, at the Company's sole cost and expense, disability insurance on the Shareholder. These policies, if and when issued, will be described in Exhibit A to this Agreement.

C. Death of Disabled Shareholder. In the event the disabled Shareholder dies before having received, in cash, the entire purchase price specified in the applicable provisions of Paragraph 10 of this Agreement, the Company shall complete the purchase in accordance with Paragraph 6. Notwithstanding the provisions of Paragraph 10 hereof, all proceeds of all life insurance policies referred to in this Agreement in excess of the balance due to the disabled Shareholder at his death, taking into account all installments previously paid pursuant to this Paragraph 5, shall inure to the benefit of the Company.

D. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

6. **DEATH OF A SHAREHOLDER**. In the event of the death of the Shareholder, his stock shall be offered to the Company. The Company shall be obligated to purchase as much of the stock owned by the deceased Shareholder as the Company is legally permitted to purchase. The purchase price for the deceased Shareholder's stock shall be determined and paid pursuant to the applicable provisions of Paragraphs 10 and 11 of this Agreement.

A. Insurance Policies. During the term of this Agreement and for the purpose of funding all or a portion of the purchase price of the shares of the deceased Shareholder, the Company may purchase and maintain, at the Company's sole cost and expense, life insurance on the Shareholder. These policies, if and when issued, will be described in Exhibit B to this Agreement.

B. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

7. **TERMINATION OF EMPLOYMENT OF A SHAREHOLDER**. Upon the termination of the Shareholder's employment with the Company at any time during his lifetime for any reason other than death or disability, and whether or not such termination is voluntary or involuntary on the part of the Shareholder, the Company shall be obligated to purchase as much

of the stock owned by the Shareholder as the Company is legally permitted to purchase at a price and upon the terms of payment set forth in Paragraphs 10 and 11 of this Agreement.

A. Option to Company. In the event of a termination of employment, the Company will have a thirty (30) day option (from the effective date of the termination) to purchase shares of the Shareholder at the purchase price set forth in Paragraph 10 of this Agreement. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

B. Continuation of Restrictions. If the stock of the Shareholder is not purchased within the time limits set forth above, the Shareholder and shares of stock shall remain subject to all of the terms and conditions of this Agreement.

C Payment of Purchase Price. The purchase price shall be payable on the same terms and conditions and in the same manner as set forth in subparagraph 3.C of this Agreement.

D. Death or Disability of Terminating Shareholder. In the event the terminating Shareholder dies or becomes disabled during the option periods described in this Paragraph, or prior to closing if an option is exercised under this Paragraph, the deceased or disabled Shareholder's stock shall be subject to the provisions of Paragraph 6, relating to death, or Paragraph 5, relating to disability, as appropriate, and not the provisions of this Paragraph.

E. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

8. **COVENANT NOT TO COMPETE**. During the term of his ownership of stock in the Company, and for a period of three (3) years following the disposition of the Shareholder's stock, the Shareholder agrees that he will not, either directly or indirectly:

A. Within a radius of fifty (50) miles of any present or future office of the Employer or of any present or future affiliate of the Employer, own, manage, operate or control or participate in the ownership, management, operation or control of, or be employed by, act as consultant or adviser to, or be connected in any manner with, or provide any services to any corporation, partnership, person, firm or other business that is engaged in a business which is the same or substantially similar to that of the Employer;

B. Call upon, solicit, divert or attempt to take away any of the customers, consultants, vendors or lenders of the Employer or business of Employer; or

C. Induce or attempt to induce any employee of Employer to do any of the foregoing or to discontinue such employee's employment with Employer.

The Shareholder agrees that any breach of covenants A, B, or C above will cause the Company irreparable harm for which there is no adequate remedy at law, and, without limiting what other rights and remedies the Company may have under this Paragraph, the Shareholder consents to the issuance of any injunction in favor of the Company enjoining the breach of any of the aforesaid covenants by any court of competent jurisdiction. If any or all of the aforesaid covenants are held to be unenforceable because of the scope or duration of such covenant or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the scope, duration and/or area of such covenant to the extent that allows the maximum scope, duration and/or area permitted by applicable law. In addition to all other rights provided hereunder and by applicable law, in the event any Shareholder violates any of the covenants A, B, or C above, the Company shall be relieved of all further payments required to be made to the Shareholder as a result of the purchase of the Shareholder's shares of stock in the Company under any of the provisions of this Agreement. Provided, however, that in the event that JEFFREY A. GARDNER shall sell or dispose of his shares of stock of the Company so that he shall cease to own a controlling interest in the Company, other than by a sale or disposition to Shareholder or Company, then in such event the provisions of this Paragraph 8 shall no longer apply to Shareholder.

9. **EXERCISE OF OPTIONS**. Exercise of an option pursuant to the terms of this Agreement shall be made by resolution adopted by majority vote of the Directors of the Company, and a true and correct copy of such resolution shall be delivered to the Shareholder within the time period required for the exercise of the option.

10. **PRICE**. Where any provision of this Agreement provides that price shall be determined by Paragraph 10, the purchase price for each share of stock shall be determined as follows:

A. If the triggering event giving rise to such purchase under Paragraph 2, Paragraph 3, Paragraph 4, or Paragraph 7 (i.e., the receipt by the Shareholder of the offer to purchase under Paragraph 2, the occurrence of the "involuntary transfer" under Paragraph 3, the termination of the Shareholder's marital relationship under Paragraph 4, or the termination of the Shareholder's employment under Paragraph 7 (each of such events, along with the events under Paragraph 5 and Paragraph 6, being individually and collectively referred to herein as a "Triggering Event")), occurs on or before October 31, 2002, the purchase price shall be an amount equal to the lesser of (i) the original purchase price paid by the Shareholder for the shares, plus accrued interest thereon at a rate of 7% per annum from the date of purchase to the date of the Triggering Event, or (ii) the "Book Value" of the shares (as defined in subparagraph B of this paragraph).

B. If the Triggering Event occurs after October 31, 2002, or in the event of any Triggering Event described in Paragraph 5 or Paragraph 6, the purchase price shall be an amount equal to the "Book Value" of the shares. The "Book Value" of the shares shall be the book value of the shares according to the most recently concluded fiscal year of the Company, as determined by the Company's regularly employed accountants in accordance with generally accepted accounting principles, consistently applied.

11. **PAYMENT UPON DISABILITY OR DEATH**. In the event of the disability or death of the Shareholder, the price, as determined in accordance with the provisions of Paragraph 10, shall be paid as follows:

A. Payment Upon Disability. Twenty percent (20%) of the purchase price shall be paid in cash by the Company at the closing, and the balance shall be paid pursuant to subparagraph B of this Paragraph. The purchase price shall be reduced by any insurance proceeds received by the disabled Shareholder under any disability buy-out insurance policy, irrespective of whether the Company or the Shareholder shall have paid the premiums on such policy. It is agreed and acknowledged that the foregoing sentence does not extend or apply to any insurance proceeds received by the Shareholder under any income replacement insurance policy.

B. Unpaid Balance Upon Disability. The balance of the purchase price remaining to be paid after the application of subparagraph A of this Paragraph shall be evidenced by a negotiable promissory note payable to the order of the disabled Shareholder, which promissory note shall be drafted in the manner provided in subparagraph D of this Paragraph.

C. Payment Upon Death. At the closing, the Company shall pay in cash to the deceased Shareholder's personal representative the amount of the purchase price out of any insurance proceeds received by the Company on each policy of insurance in its possession on the life of the deceased Shareholder. If there is no insurance owned by the Company on the life of the deceased Shareholder, or if the insurance proceeds are insufficient to pay the entire purchase price, the Company shall pay the greater of the amount of the insurance proceeds, or twenty percent (20%) of the purchase price, which amount shall be paid in cash by the Company at the closing, and the balance shall be paid pursuant to subparagraph D of this Paragraph.

D. Unpaid Balance Upon Death. The balance of the purchase price remaining to be paid after the application of subparagraph C of this Paragraph shall be evidenced by a negotiable promissory note made and executed by the Company payable to the order of the deceased Shareholder's personal representative totaling the amount of said unpaid balance, which promissory note shall:

(1) be dated as of the date of closing;

(2) bear interest at a rate of 7% per annum; provided that, notwithstanding anything to the contrary in this Agreement, the interest rate shall not exceed the maximum interest rate permitted by law;

(3) be payable in five (5) equal annual installments of principal and interest, the first of which shall be due on the first anniversary of the closing, and subsequent installments shall be paid on each anniversary of the date of closing; provided,

however, that each installment shall be at least $5,000 or the remaining amount of principal and accrued interest, whichever is less;

(4) provide for the right of prepayment of any of the principal and interest at any time before maturity without premium or penalty, such prepayments to be applied against unpaid installments of principal in the inverse order of due dates; and

(5) provide for the acceleration of the entire deferred balance in the event of a default of payment which has not been cured within thirty (30) days after written notice of default has been given by the holder of the promissory note.

(6) be secured by a stock pledge agreement in form and substance reasonably acceptable to the parties hereto pursuant to which the stock being purchased shall be pledged to secure the payment of the promissory note.

12. **CLOSING**. On each occasion of purchase under this Agreement, the closing shall take place at the office of the Company, or at such other location as is mutually agreed upon by the parties to such closing, within thirty (30) days of the exercise of the option or options or at such other time as is mutually agreed upon by the parties to the sale.

13. **RESIGNATION**. At closing, the Shareholder shall, if requested to do so by the Company, deliver a written resignation as an employee and/or officer of the Company in the event that prior thereto the Shareholder was either an employee or officer of the Company.

14. **PURCHASE OF INSURANCE POLICIES BY SELLING SHAREHOLDER**. In the event that the Company shall purchase all of the shares of stock of the Company owned by the Shareholder (other than a purchase of shares from the estate of a deceased Shareholder), the Shareholder shall have the right and option for sixty (60) days from closing to purchase from the Company, for cash, all insurance policies on his life owned by the Company for a price equal to their total cash surrender value at such date, less any indebtedness secured by their cash value. The Company shall deliver the policies of insurance to the Shareholder, and shall execute any necessary instruments of transfer. In the event any policies of insurance subject to the foregoing option are not so purchased, such policies shall be released from the terms of this Agreement.

15. **TERMINATION OF AGREEMENT**. This Agreement shall terminate on the occurrence of any of the following events:

A. The liquidation, dissolution or bankruptcy of the Company, or the cessation of the business of the Company.

B. Mutual agreement of the Shareholder and the Company.

16. **S CORPORATION TAXATION**. In the event the Company is subject to taxation as an S Corporation under the Internal Revenue Code and its counterpart under applicable law, the

Shareholder agrees to take no future action which will jeopardize or cause the termination of the Company's election to be taxed as an S Corporation, unless shareholders owning a majority of the shares in the Company elect to terminate the election, in which event, the Shareholder agrees to execute and file whatever documents may be necessary to terminate said election. No transfer of any of the shares of the Company permitted by this Agreement shall be effective unless the transferee shall agree in writing to preserve the election of the Company to be so taxed as a small business corporation.

17. **REMEDIES**. In view of the purposes of this Agreement, the nature of the transactions provided for the unique nature of the shares of stock, and the fact that the shares of stock are shares in a closely held corporation, the parties agree that the remedy at law for failure to perform in accordance with the terms of this Agreement would be inadequate, and that any party, at its or his option, shall have the right to compel the specific performance of this Agreement in a court of competent jurisdiction, and shall be entitled to reimbursement for costs, including reasonable attorneys' fees, incurred in the securing of such relief. Such right of specific performance shall be in addition to the right to seek a remedy at law.

18. **OBLIGATION OF INSURANCE COMPANIES**. No insurance company which has issued a policy or policies described in Exhibits A or B shall be under any obligation with respect to the performance of the terms or provisions of this Agreement. Such company or companies shall be liable only as set forth in said policies.

19. **NOTICES**. All notices, offers, requests, and other communications from any of the parties to the others must be in writing and will be considered duly given or served if sent by first class certified mail, return receipt requested, postage prepaid, to the party at his or its address set forth below, or to such other address as the party hereafter designates by written notice to the other parties.

A. If to the Company, to:

Heritage Development, Inc.
450 E. County Road D
Little Canada, MN 55117
Attn: Jeffrey A. Gardner, President

B. If to the Shareholder, to the following addresses, with a copy to the Company:

Edward John Dobbs
645 5th Avenue
Newport, MN 55055

20. **WAIVER**. The waiver by any party of the breach of any provisions of this Agreement shall not cooperate or be construed as a waiver of any subsequent breach of that provision.

21. **INVALIDITY**. If any part of this Agreement or any part of any of its provisions is adjudicated invalid, the remaining provisions not specifically so adjudicated shall be executed without reference to the part so adjudicated, insofar as the remaining provisions can be executed.

22. **GOVERNING LAW**. This Agreement is subject to and governed by the laws of the State of Minnesota.

23. **HEADINGS: GENDER: SINGULAR AND PLURAL TERMS**. The headings of the paragraphs and subparagraphs of this Agreement are for convenience and reference only, and do not form a part of this Agreement, and in no way interpret or construe its provisions. Where appropriate, words shall be interchangeable with respect to gender, and singular or plural as the context requires.

24. **PARTIES IN INTEREST**. This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assigns of the Shareholder and the Company. The Shareholder and the Company agree that they, their heirs, personal representatives, successors and assigns will execute any documents reasonably required of them in order to carry out the provisions of this Agreement.

25. **ENTIRE AGREEMENT**. This instrument contains the entire agreement of the parties. It may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

26. **COUNTERPARTS**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

27. **SPOUSAL CONSENT**. The Spouse has executed this Agreement in order to subject any interest the Spouse may have in the shares of stock of the Company owned by the Shareholder to the provisions of this Agreement pursuant to applicable law, or otherwise. The Spouse knowingly and voluntarily consents to and accepts the terms and conditions set forth in this Agreement specifically including, but not limited to, the restrictions imposed by this agreement upon any interest the Spouse may have in the shares of stock of the Company owned by the Shareholder. The Spouse agrees and acknowledges that the terms and conditions of this Agreement shall at all times govern, and be binding upon, the shares of stock of the Company owned by the Shareholder and any spousal interest therein. The Spouse acknowledges that this Agreement was provided to the Spouse for review prior to the date of its execution, and that the Spouse has had the opportunity to obtain and consult with legal counsel for the purpose of ascertaining the Spouse's rights with respect to the share of stock of the Company owned by the Shareholder, and for the purpose of ascertaining the consequences of the execution and enforcement of this Agreement.

28. **RIGHT OF SET OFF.** The Company shall be entitled to offset any amount owed to the Shareholder as a result of the purchase of the Shareholder's stock under this Agreement by any amount due and owing from the Shareholder to the Company.

29. **NO PLEDGE OF STOCK.** Shareholder agrees that the Shareholder will not create, incur or suffer to exist any pledge on, security interest in, or other charge or encumbrance of any nature on the shares, other than the pledge of shares made pursuant to that certain Stock Pledge Agreement, of even date herewith, by and between the Shareholder and Company, without the prior written consent of the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by the appropriate officers of the Company, and the other parties have signed this Agreement.

HERITAGE DEVELOPMENT, INC.

By: ______________________
Jeffrey A. Gardner
Its: President

SHAREHOLDER:

____
Edward John Dobbs

SPOUSE:

Lori Aldrich-Dobbs
____
Lori Aldrich-Dobbs

STP1: 426885-1

EXHIBIT A

(Description of Disability Insurance Policies)

None.

EXHIBIT B

(Description of Life Insurance Policies)

<u>STOCK RESTRICTION AGREEMENT</u>

- Entered into as of the 10th day of December, 1997, by and among Heritage Development, Inc. ("Company") and Edward John Dobbs ("Shareholder"), and Lori Aldrich-Dobbs ("Spouse").

- Shareholder is the owner of 111 shares of the issued and outstanding capital stock of the Company.

- Spouse may hold certain property rights in the shares of stock of the Company.

- <u>Stock Subject to Agreement</u> – Endorsement of stock certificate – the same restrictions apply to this Dobbs agreement as do the Jeffrey Gardener agreement.

- <u>Invalidity</u> – Any transfer of any nature whatsoever which occurs or is consummated without compliance with the applicable provisions of this agreement shall be null and void.

- <u>Voluntary Transfer</u> – The shareholder shall not sell, transfer, assign, exchange, gift or otherwise dispose of all or any part of his shares except with the prior written consent of the Company.

    - <u>Option to Company</u> - If the shareholder receives an offer purchase, a good faith offer by the offeror to the shareholder shall be made in writing, and accompanied by earnest money in an amount equal to at least 10 percent of the offered purchase price, and requires only acceptance and execution of the offer by the shareholder in order to constitute a valid, binding and enforceable agreement of purchase and sale. Shareholder will give written notice of his intention to accept the good faith offer to the Company and upon receipt of such notice the Company will have 30 days to determine whether or not it will exercise the option to purchase.

    - <u>Failure to Exercise Options Attachment of Restrictions</u> – Unless the shareholder receives written notice for exercise of the option from the Company shareholder shall be free to accept the good faith offer. Any transferee must agree in writing delivered to the Company, to be bound by the restrictions of this agreement.

    - <u>Time Limitations; Resubmission of Offer</u> – If the shareholder does not consummate the sale and purchase with the named offeror within 30 days after the expiration of the Company's option period, no sale, transfer or assignment shall be made by the shareholder without the prior resubmission of a good faith offer.

- <u>Involuntary Transfers</u> – The terms of this paragraph are the same as those found in Jeffrey Gardner's with the addition of the following term:

Application of Proceeds – The shareholder shall apply and pay any and all proceeds received by the shareholder to the indebtedness incurred by the shareholder to finance the shareholders purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon is paid in full.

- Termination of Marital Relationship – The provisions of this section are the same as found in Jeffrey Gardner's agreement with the exception of the following addition:

  Application of Proceeds – The shareholder shall apply and pay any and all proceeds received by the shareholder to the indebtedness incurred by the shareholder to finance the shareholders purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon is paid in full.

- Disability of Shareholder – The provisions of this section are the same as in Jeffrey Gardner's agreement with the exception of the following addition:

  Application of Proceeds – The shareholder shall apply and pay any and all proceeds received by the shareholder to the indebtedness incurred by the shareholder to finance the shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

- Death of a Shareholder – The provisions of this section are the same as Jeffrey Gardner's with the exception of the following additional language:

  Application of Proceeds - The shareholder shall apply and pay any and all proceeds received by the shareholder to the indebtedness incurred by the shareholder to finance the shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

- Termination of Employment of a Shareholder (Other than by reason of death or disability) The Company shall be obligated to purchase as much of the stock owned by the shareholder as the Company is legally permitted to purchase.

  - Option to Company – The Company will have a 30 day option (from the effective date of the termination) to purchase the shares of the shareholder.

  - Continuation of Restrictions – If the stock of the shareholder is not purchased, the shareholder and shares of stock shall remain subject to all of the terms and conditions o the agreement.

- Covenant Not to Compete – During the term of his ownership of stock and for a period of three years following the disposition of the shareholder's stock the shareholder agrees that he will not, either directly or indirectly: (The remainder of this provision is the same as provided in Jeffrey Gardner's agreement with the exception of the following additional language: "Provided, however, that in the event that Jeffrey A. Gardner shall sell or dispose of his shares of stock of the Company so that he shall cease to own a controlling interest in

STOCK RESTRICTION AGREEMENT

THIS AGREEMENT, made and entered into as of the 10th day of December, 1997, by and among HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Company"), JEFFREY A. GARDNER ("Shareholder"), VICKI ANN GARDNER ("Spouse"), and EDWARD JOHN DOBBS ("Dobbs").

WHEREAS, the Shareholder is the owner of 1,000 shares of the issued and outstanding capital stock of the Company; and

WHEREAS, in order to insure continuity of management, preserve harmony in the affairs of the Company and serve the best interests of the Company, the Shareholder and the Company have agreed to the imposition of certain obligations and restrictions set forth herein with regard to said stock; and

WHEREAS, the Spouse may hold certain property rights in the shares of stock of the Company under and pursuant to applicable law, or otherwise; and

WHEREAS, Dobbs is a minority shareholder in the Company and wishes to be granted certain rights with respect to his stock in the Company pursuant to this Agreement.

NOW, THEREFORE, the Company, the Shareholder and the Spouse agree as follows:

1. STOCK SUBJECT TO AGREEMENT.

A. Stock Subject to this Agreement; Presently Owned or Hereafter Acquired. As used in this Agreement, the terms "stock," "shares" and "shares of stock" shall mean and include all shares of common capital stock of the Company of every class and description owned by the Shareholder, including, but not limited to, voting stock, non-voting stock, common stock and preferred stock. All provisions of this Agreement shall apply to all stock of the Company now owned by the Shareholder or hereafter acquired in any manner, including, but not limited to, purchase, gift, reclassification, recapitalization, stock dividend or stock split.

B. Endorsement of Stock Certificate. The following legend shall be conspicuously printed or typewritten on the face of each share certificate presently owned or hereafter acquired by the Shareholder:

"SEE RESTRICTION ON REVERSE SIDE"

and the following legend shall be conspicuously printed or typewritten on the reverse side:

The sale, transfer or encumbrance of this certificate is subject to an Agreement dated December 10, 1997, between the Company and the owner of the shares of stock represented by this Certificate. A copy of the Agreement is on file in the office of the Secretary of the Company. The Agreement provides, among other things, for certain obligations to sell and to purchase the shares of stock evidenced by this certificate, for a designated purchase price. By accepting the shares of stock evidenced by this certificate the holder agrees to be bound by this Agreement. The shares of stock represented by this certificate have been issued without registration under the Securities Act of 1933, and no transfer of them will be made by the Company or its transfer agent, unless done pursuant to an effective registration statement under the Securities Act of 1933, as amended, and under appropriate state laws, or there is presented to the Company an opinion of counsel satisfactory to it to the effect that such registrations are not required.

This Agreement will be valid as between the parties without regard to the existence of such an endorsement on any Shareholder's certificate(s). The Company shall keep a copy of this Agreement available at its registered office for inspection by all properly interested parties.

C. Invalidity. Any transfer of any nature whatsoever which occurs or is consummated without compliance with the applicable provisions of this Agreement shall be null and void.

2. **VOLUNTARY TRANSFERS**. Except as provided in this Paragraph, the Shareholder shall not sell, transfer, assign, exchange, gift or otherwise dispose of all or any part of his shares, except with the prior written consent of the Company.

A. Option to Company. If the Shareholder desires to sell, transfer, assign, exchange, gift or otherwise dispose of all or any part of his shares during his lifetime (except by testamentary disposition), the Shareholder agrees that he shall give written notice of his intention to sell to the other persons who are owners of the issued and outstanding capital stock of the Company. Shareholder agrees that, upon receipt of such notice, the other owners of the issued and outstanding capital stock of the Company shall have a period of thirty (30) days within which to reach an agreement with Shareholder to purchase Shareholder's shares of stock before Shareholder will dispose of or enter into an agreement to otherwise dispose of his shares.

3. **INVOLUNTARY TRANSFERS**. In the event (i) the Shareholder files, or has filed against him, a petition in bankruptcy, insolvency, or creditor's arrangement pursuant to the provisions of any state or federal insolvency or bankruptcy laws; or (ii) the Shareholder's interest in the Company is levied upon or taken upon execution, attachment, or other process of law; or (iii) a receiver or trustee of the property of the Shareholder is appointed by reason of the Shareholder's insolvency or inability to pay his debts; or (iv) the Shareholder makes an assignment

for the benefit of creditors (any of said events are hereinafter referred to as an "involuntary transfer"); then the Shareholder shall give immediate written notice of the involuntary transfer and of the number of shares involuntarily transferred (hereinafter "transferred shares") to the Company. Upon the occurrence of an involuntary transfer, and notwithstanding any failure of the Shareholder or transferee to deliver notice, the Company will have the option, as hereinafter set forth, to purchase all or any portion of the transferred shares, at a price equal to the purchase price determined pursuant to Paragraph 10 hereof. The purchase price shall be paid in the manner and subject to the terms and conditions set forth in subparagraph C of this Paragraph.

A. Option to Company. In the event of an involuntary transfer, the Company will have a thirty (30) day option (from the date of receipt of written notice thereof or, if no written notice is given, from the date the Company obtains actual knowledge of the involuntary transfer) to purchase all or any portion of the transferred shares at the purchase price described above. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

B. Continuation of Restrictions. If all or any portion of the transferred shares are not purchased within the time limits set forth above, the transferee and the transferred shares shall remain subject to the terms and conditions of this Agreement.

C. Payment of Purchase Price. The purchase price to be paid by the Company shall be paid as follows:

(1) Downpayment. The downpayment for the transferred shares to be purchased shall be paid in cash in an amount equal to twenty percent (20%) of the purchase price.

(2) Balance. The balance shall be represented by a negotiable promissory note totaling the amount of said balance, which promissory note shall be dated the date of closing and shall provide the same payment terms as in subparagraph 11.D of this Agreement.

4. **TERMINATION OF MARITAL RELATIONSHIP**. If the marital relationship of the Shareholder is terminated by divorce and the Shareholder does not succeed to the Spouse's interest (community or otherwise) in any and all shares of stock owned by the Shareholder, such the Shareholder and the Company will have the option, as hereinafter set forth, to purchase all or any portion of the Spouse's interest in such shares of stock (hereinafter "transferred shares") at a price equal to the purchase price determined pursuant to Paragraph 10 hereof. The purchase price shall be paid in the manner and subject to the terms and conditions set forth in subparagraph D of this Paragraph.

A. Option to Shareholder. The Shareholder will have a thirty (30) day option (from the date of the divorce which shall be deemed to be the date the order for judgment is filed with the court) to purchase all or any portion of the transferred shares at the purchase price described above.

B. Option to Company. If the Shareholder does not exercise its option in the manner set forth above, then, upon expiration of the thirty (30) day period, the option will be deemed given to the Company who will have thirty (30) days after the expiration of the Shareholder's thirty (30) day option period within which to exercise its option to purchase all or any portion of the transferred shares at the purchase price described above. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

C. Continuance of Restrictions. If all or any portion of the transferred shares are not purchased within the time limits set forth above, the spouse and the transferred shares shall remain subject to the terms and conditions of this Agreement.

D. Payment of Purchase Price. The purchase price to be paid by the Shareholder or the Company shall be paid as follows:

(1) Downpayment. The downpayment for the transferred shares to be purchased shall be paid in cash in an amount equal to twenty percent (20%) of the purchase price.

(2) Balance. The balance shall be represented by a negotiable promissory note totaling the amount of said balance, which promissory note shall be dated the date of closing and shall provide the same payment terms as in subparagraph 11.D of this Agreement.

5. **DISABILITY OF A SHAREHOLDER.** In the event of the disability of the Shareholder, his stock shall be offered to the Company. The Company shall be obligated to purchase as much of the stock owned by the disabled Shareholder as the Company is legally permitted to purchase. The purchase price for the disabled Shareholder's stock shall be determined and paid pursuant to the applicable provisions of Paragraphs 10 and 11 of this Agreement.

A. Definition of Disability. "Disability" shall mean the continuation of a condition resulting from any physical or mental injury, illness or other impairment which shall render the Shareholder incapable of performing the normal full-time services previously rendered to the Company by the Shareholder for a continuous period of six (6) months. The determination of whether a Shareholder is disabled for purposes of the foregoing definition shall be made in the following manner. The Shareholder and the Company shall each obtain the written opinion of a medical doctor as to whether the Shareholder is disabled. If the two doctors agree as to whether the Shareholder is disabled or not disabled under the foregoing definition, the written opinion of the doctors shall be accepted as conclusive and binding by both the Shareholder and the Company. If the two doctors do not agree as to whether the Shareholder is disabled or not disabled under the foregoing definition, the doctors shall mutually appoint a third medical doctor, whose written opinion as to whether the Shareholder is disabled under the foregoing definition shall be accepted as conclusive and binding by both the Shareholder and the Company.

B. Insurance Policies. During the term of this Agreement and for the purpose of funding all or a portion of the purchase price of the shares of the disabled Shareholder, the Company may purchase and maintain, at the Company's sole cost and expense, disability insurance on the Shareholder. These policies, if and when issued, will be described in Exhibit A to this Agreement.

C. Death of Disabled Shareholder. In the event the disabled Shareholder dies before having received, in cash, the entire purchase price specified in the applicable provisions of Paragraph 10 of this Agreement, the Company shall complete the purchase in accordance with Paragraph 6. Notwithstanding the provisions of Paragraph 10 hereof, all proceeds of all life insurance policies referred to in this Agreement in excess of the balance due to the disabled Shareholder at his death, taking into account all installments previously paid pursuant to this Paragraph 5, shall inure to the benefit of the Company.

6. **DEATH OF A SHAREHOLDER**. In the event of the death of the Shareholder, his stock shall be offered to the Company. The Company shall be obligated to purchase as much of the stock owned by the deceased Shareholder as the Company is legally permitted to purchase. The purchase price for the deceased Shareholder's stock shall be determined and paid pursuant to the applicable provisions of Paragraphs 10 and 11 of this Agreement.

A. Insurance Policies. During the term of this Agreement and for the purpose of funding all or a portion of the purchase price of the shares of the deceased Shareholder, the Company may purchase and maintain, at the Company's sole cost and expense, life insurance on the Shareholder. These policies, if and when issued, will be described in Exhibit B to this Agreement.

7. **TERMINATION OF EMPLOYMENT OF A SHAREHOLDER**. Upon the termination of the Shareholder's employment with the Company at any time during his lifetime for any reason other than death or disability, and whether or not such termination is voluntary or involuntary on the part of the Shareholder, the Company shall be legally obligated to purchase as much of the stock owned by the Shareholder as the Company is legally permitted to purchase. The purchase price for the Shareholder's stock shall be determined and paid on the same terms and conditions and in the same manner as set forth in subparagraph 3.C of this Agreement.

A. Death or Disability of Terminating Shareholder. In the event the terminating Shareholder dies or becomes disabled during the option periods described in this Paragraph, or prior to closing if an option is exercised under this Paragraph, the deceased or disabled Shareholder's stock shall be subject to the provisions of Paragraph 6, relating to death, or Paragraph 5, relating to disability, as appropriate, and not the provisions of this Paragraph.

8. **COVENANT NOT TO COMPETE**. During the term of his ownership of stock in the Company, and for a period of one (1) year following the disposition of the Shareholder's stock, the Shareholder agrees that he will not, either directly or indirectly:

A. Within a radius of fifty (50) miles of any present or future office of the Employer or of any present or future affiliate of the Employer, own, manage, operate or control or participate in the ownership, management, operation or control of, or be employed by, act as consultant or adviser to, or be connected in any manner with, or provide any services to any corporation, partnership, person, firm or other business that is engaged in a business which is the same or substantially similar to that of the Employer;

B. Call upon, solicit, divert or attempt to take away any of the customers, consultants, vendors or lenders of the Employer or business of Employer; or

C. Induce or attempt to induce any employee of Employer to do any of the foregoing or to discontinue such employee's employment with Employer.

The Shareholder agrees that any breach of covenants A, B, or C above will cause the Company irreparable harm for which there is no adequate remedy at law, and, without limiting what other rights and remedies the Company may have under this Paragraph, the Shareholder consents to the issuance of any injunction in favor of the Company enjoining the breach of any of the aforesaid covenants by any court of competent jurisdiction. If any or all of the aforesaid covenants are held to be unenforceable because of the scope or duration of such covenant or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the scope, duration and/or area of such covenant to the extent that allows the maximum scope, duration and/or area permitted by applicable law. In addition to all other rights provided hereunder and by applicable law, in the event any Shareholder violates any of the covenants A, B, or C above, the Company shall be relieved of all further payments required to be made to the Shareholder as a result of the purchase of the Shareholder's shares of stock in the Company under any of the provisions of this Agreement.

9. **EXERCISE OF OPTIONS**. Exercise of an option pursuant to the terms of this Agreement shall be made by resolution adopted by majority vote of the Directors of the Company, and a true and correct copy of such resolution shall be delivered to the Shareholder within the time period required for the exercise of the option.

10. **PRICE**. Where any provision of this Agreement provides that price shall be determined by Paragraph 10, the purchase price for each share of stock shall be determined as follows:

A. In the event of any Triggering Event giving rise to such purchase (i.e., the desire by the Shareholder to dispose of his shares under Paragraph 2, the occurrence of the "involuntary transfer" under Paragraph 3, the termination of the Shareholder's marital relationship under Paragraph 4, the disability of the Shareholder under Paragraph 5, the death of the Shareholder under Paragraph 6, or the termination of the Shareholder's employment under Paragraph 7 (each of such events being individually and collectively referred to herein as a "Triggering Event")), the purchase price shall be an amount equal to the "Book Value" of the shares. The "Book Value" of the shares shall be the book value of the shares according to the most recently concluded fiscal year of the Company, as determined by the Company's regularly employed accountants in accordance with generally accepted accounting principles, consistently applied.

11. **PAYMENT UPON DISABILITY OR DEATH**. In the event of the disability or death of the Shareholder, the price, as determined in accordance with the provisions of Paragraph 10, shall be paid as follows:

A. Payment Upon Disability. Twenty percent (20%) of the purchase price shall be paid in cash by the Company at the closing, and the balance shall be paid pursuant to subparagraph B of this Paragraph. The purchase price shall be reduced by any insurance proceeds received by the disabled Shareholder under any disability buy-out insurance policy, irrespective of whether the Company or the Shareholder shall have paid the premiums on such policy. It is agreed and acknowledged that the foregoing sentence does not extend or apply to any insurance proceeds received by the Shareholder under any income replacement insurance policy.

B. Unpaid Balance Upon Disability. The balance of the purchase price remaining to be paid after the application of subparagraph A of this Paragraph shall be evidenced by a negotiable promissory note payable to the order of the disabled Shareholder, which promissory note shall be drafted in the manner provided in subparagraph D of this Paragraph.

C. Payment Upon Death. At the closing, the Company shall pay in cash to the deceased Shareholder's personal representative the amount of the purchase price out of any insurance proceeds received by the Company on each policy of insurance in its possession on the life of the deceased Shareholder. If insurance proceeds remain after payment of the purchase price, such proceeds shall be paid to the Shareholder's personal representative as additional purchase price. If there is no insurance owned by the Company on the life of the deceased Shareholder, or if the insurance proceeds are insufficient to pay the entire purchase price, the Company shall pay the greater of the amount of the insurance proceeds, or twenty percent (20%) of the purchase price, which amount shall be paid in cash by the Company at the closing, and the balance shall be paid pursuant to subparagraph D of this Paragraph.

D. Unpaid Balance Upon Death. The balance of the purchase price remaining to be paid after the application of subparagraph C of this Paragraph shall be evidenced by a negotiable promissory note made and executed by the Company payable to the order of the deceased Shareholder's personal representative totaling the amount of said unpaid balance, which promissory note shall:

(1) be dated as of the date of closing;

(2) bear interest at a rate of 7% per annum; provided that, notwithstanding anything to the contrary in this Agreement, the interest rate shall not exceed the maximum interest rate permitted by law;

(3) be payable in five (5) equal annual installments of principal and interest, the first of which shall be due on the first anniversary of the closing, and subsequent installments shall be paid on each anniversary of the date of closing; provided, however, that each installment shall be at least $5,000 or the remaining amount of principal and accrued interest, whichever is less;

(4) provide for the right of prepayment of any of the principal and interest at any time before maturity without premium or penalty, such prepayments to be applied against unpaid installments of principal in the inverse order of due dates; and

(5) provide for the acceleration of the entire deferred balance in the event of a default of payment which has not been cured within thirty (30) days after written notice of default has been given by the holder of the promissory note.

(6) be secured by a stock pledge agreement in form and substance reasonably acceptable to the parties hereto pursuant to which the stock being purchased shall be pledged to secure the payment of the promissory note.

12. **CLOSING**. On each occasion of purchase under this Agreement, the closing shall take place at the office of the Company, or at such other location as is mutually agreed upon by the parties to such closing, within thirty (30) days of the exercise of the option or options or at such other time as is mutually agreed upon by the parties to the sale.

13. **TAG ALONG OPTION**. If the Shareholder desires to sell and transfer his shares to a third party which will result in more than fifty percent (50%) of the issued and outstanding shares of the Company being transferred to such third party (hereinafter, a "Control Share Transfer"), Shareholder agrees to provide written notice to Dobbs of the proposed Control Share Transfer. The written notice shall set forth (i) the number of shares of stock transferred or proposed to be transferred, (ii) the name and address of the third party purchaser, (iii) the amount and type of consideration paid or to be paid for the shares (it being understood that this shall not include amounts paid to the Shareholder pursuant to and as consideration for non-compete agreements, consulting agreements, employment agreements and similar arrangements), and (iv) the method, manner and terms of payment. At the option of Dobbs, the Shareholder agrees to condition his proposed Control Share Transfer to the third party purchaser upon acquisition by the third party purchaser of part or all of the shares of stock of the Company owned by Dobbs, at the same per share purchase price and under the same terms and conditions involved in the proposed Control Share Transfer. This option must be exercised, if at all, by Dobbs providing the Shareholder with written notice thereof within thirty (30) days after delivery of the written notice from Shareholder to Dobbs. The rights under this paragraph shall in no way be construed to create an obligation for the Shareholder to purchase Dobbs' shares in the event that the third party purchaser determines not to consummate the Control Share Transfer,. for whatever reason.

14. · **RESIGNATION**. At closing, the Shareholder shall, if requested to do so by the Company, deliver a written resignation as an employee and/or officer of the Company in the event that prior thereto the Shareholder was either an employee or officer of the Company.

15. **PURCHASE OF INSURANCE POLICIES BY SELLING SHAREHOLDER**. In the event that the Company shall purchase all of the shares of stock of the Company owned by the Shareholder (other than a purchase of shares from the estate of a deceased Shareholder), the Shareholder shall have the right and option for sixty (60) days from closing to purchase from the Company, for cash, all insurance policies on his life owned by the Company for a price equal to their total cash surrender value at such date, less any indebtedness secured by their cash value. The Company shall deliver the policies of insurance to the Shareholder, and shall execute any necessary instruments of transfer. In the event any policies of insurance subject to the foregoing option are not so purchased, such policies shall be released from the terms of this Agreement.

16. **TERMINATION OF AGREEMENT**. This Agreement shall terminate on the occurrence of any of the following events:

A. The liquidation, dissolution or bankruptcy of the Company, or the cessation of the business of the Company.

B. Mutual agreement of the Shareholder and the Company.

17. **S CORPORATION TAXATION**. In the event the Company is subject to taxation as an S Corporation under the Internal Revenue Code and its counterpart under applicable law, the Shareholder agrees to take no future action which will jeopardize or cause the termination of the Company's election to be taxed as an S Corporation, unless shareholders owning a majority of the shares in the Company elect to terminate the election, in which event, the Shareholder agrees to execute and file whatever documents may be necessary to terminate said election. No transfer of any of the shares of the Company permitted by this Agreement shall be effective unless the transferee shall agree in writing to preserve the election of the Company to be so taxed as a small business corporation.

18. **REMEDIES**. In view of the purposes of this Agreement, the nature of the transactions provided for the unique nature of the shares of stock, and the fact that the shares of stock are shares in a closely held corporation, the parties agree that the remedy at law for failure to perform in accordance with the terms of this Agreement would be inadequate, and that any party, at its or his option, shall have the right to compel the specific performance of this Agreement in a court of competent jurisdiction, and shall be entitled to reimbursement for costs, including reasonable attorneys' fees, incurred in the securing of such relief. Such right of specific performance shall be in addition to the right to seek a remedy at law.

19. **OBLIGATION OF INSURANCE COMPANIES**. No insurance company which has issued a policy or policies described in Exhibits A or B shall be under any obligation with respect to the performance of the terms or provisions of this Agreement. Such company or companies shall be liable only as set forth in said policies.

20. **NOTICES**. All notices, offers, requests, and other communications from any of the parties to the others must be in writing and will be considered duly given or served if sent by first class certified mail, return receipt requested, postage prepaid, to the party at his or its address set forth below, or to such other address as the party hereafter designates by written notice to the other parties.

A. If to the Company, to:

Heritage Development, Inc.
450 E. County Road D
Little Canada, MN 55117
Attn: Jeffrey A. Gardner, President

B. If to the Shareholder, to the following addresses, with a copy to the Company:

Jeffrey A. Gardner
26 Blue Jay Lane
North Oaks, Minnesota 55127

21. **WAIVER**. The waiver by any party of the breach of any provisions of this Agreement shall not cooperate or be construed as a waiver of any subsequent breach of that provision.

22. **INVALIDITY**. If any part of this Agreement or any part of any of its provisions is adjudicated invalid, the remaining provisions not specifically so adjudicated shall be executed without reference to the part so adjudicated, insofar as the remaining provisions can be executed.

23. **GOVERNING LAW**. This Agreement is subject to and governed by the laws of the State of Minnesota.

24. **HEADINGS: GENDER: SINGULAR AND PLURAL TERMS**. The headings of the paragraphs and subparagraphs of this Agreement are for convenience and reference only, and do not form a part of this Agreement, and in no way interpret or construe its provisions. Where appropriate, words shall be interchangeable with respect to gender, and singular or plural as the context requires.

25. **PARTIES IN INTEREST**. This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assigns of the Shareholder and the Company. The Shareholder and the Company agree that they, their heirs, personal representatives, successors and assigns will execute any documents reasonably required of them in order to carry out the provisions of this Agreement.

26. **ENTIRE AGREEMENT**. This instrument contains the entire agreement of the parties. It may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

27. **COUNTERPARTS**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

28. **SPOUSAL CONSENT**. The Spouse has executed this Agreement in order to subject any interest the Spouse may have in the shares of stock of the Company owned by the Shareholder to the provisions of this Agreement pursuant to applicable law, or otherwise. The Spouse knowingly and voluntarily consents to and accepts the terms and conditions set forth in this Agreement specifically including, but not limited to, the restrictions imposed by this agreement upon any interest the Spouse may have in the shares of stock of the Company owned by the Shareholder. The Spouse agrees and acknowledges that the terms and conditions of this Agreement shall at all times govern, and be binding upon, the shares of stock of the Company owned by the Shareholder and any spousal interest therein. The Spouse acknowledges that this Agreement was provided to the Spouse for review prior to the date of its execution, and that the Spouse has had the opportunity to obtain and consult with legal counsel for the purpose of ascertaining the Spouse's rights with respect to the share of stock of the Company owned by the Shareholder, and for the purpose of ascertaining the consequences of the execution and enforcement of this Agreement.

29. **RIGHT OF SET OFF.** The Company shall be entitled to offset any amount owed to the Shareholder as a result of the purchase of the Shareholder's stock under this Agreement by any amount due and owing from the Shareholder to the Company.

30. **NO PLEDGE OF STOCK.** Shareholder agrees that the Shareholder will not create, incur or suffer to exist any pledge on, security interest in, or other charge or encumbrance of any nature on the shares, other than the pledge of shares made pursuant to that certain Stock Pledge Agreement, of even date herewith, by and between the Shareholder and Company, without the prior written consent of the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by the appropriate officers of the Company, and the other parties have signed this Agreement.

HERITAGE DEVELOPMENT, INC.

By: ______________________
Jeffrey A. Gardner
Its: President

SHAREHOLDER:

____
Jeffrey A. Gardner

SPOUSE:

____
Vicki Ann Gardner

DOBBS:

____
Edward John Dobbs

STP1: 427979-1

EXHIBIT A

(Description of Disability Insurance Policies)

None.

EXHIBIT B

(Description of Life Insurance Policies)

STOCK RESTRICTION AGREEMENT

- Made and entered into as of the 10th day of December, 1997, by and among Heritage Development, Inc. (the "Company"), Jeffrey A. Gardner ("Shareholder"), Vicki Ann Gardner ("Spouse"), and Edward John Dobbs ("Dobbs").

- Shareholder is the owner of 1,000 shares of the capital stock of the Company.

- The Spouse may hold certain property rights in the shares of stock of the Company under and pursuant to applicable law.

- Dobbs is a minority shareholder in the Company and wishes to be granted certain rights with respect to his stock in the Company.

- Endorsement of Stock Certificate - The following legend shall be conspicuously printed or typewritten on the face of each share certificate presently owned or hereafter acquired by the shareholder: "SEE RESTRICTION ON REVERSE SIDE" and the following legend shall be conspicuously printed or typewritten on the reverse side:

> The sale, transfer or encumbrance of this certificate is subject to an agreement dated December 10, 1997, between the Company and the owner of the shares of stock represented by this certificate. A copy of the agreement is on file in the office of the Secretary of the Company. The Agreement provides, among other things, for certain obligations to sell and to purchase the shares of stock evidenced by this certificate, for a designated purchase price. By accepting the shares of stock evidenced by the certificate the holder agrees to be bound by this Agreement. The shares of stock represented by the certificate have been issued without registration under the Securities Act of 1933, and no transfer of them will be made by the Company or its transfer agent, unless done pursuant to an effective registration statement under the Securities Act of 1933, as amended, and under appropriate state laws, or there is presented to the Company an opinion of counsel satisfactory to it to the effect that such registrations are not required.

- Invalidity - Any transfer of any nature whatsoever which occurs or is consummated without compliance of the applicable provisions of this agreement shall be null and void.

- Voluntary Transfers - Shareholder shall not sell, transfer, assign, exchange, gift or otherwise dispose of all or any part of his shares, except with the prior written consent of the Company. The other owners of the issued and outstanding capital stock of the Company shall have 30 days to reach an agreement with Shareholder to purchase Shareholder's shares of stock before Shareholder disposes of or enters into an agreement to otherwise dispose of his shares.

- Involuntary Transfers - If (i) the Shareholder files, or has filed against him, a petition in bankruptcy, insolvency, or creditor's arrangement pursuant to the provisions of any state or federal insolvency or bankruptcy laws; or (ii) the Shareholder's interest in the Company is levied upon or taken upon execution, attachment, or other process of laws; or (iii) a receiver or trustee of the property of the Shareholder is appointed by reason of the Shareholder's insolvency or inability to pay his debts; or (iv) the Shareholder makes an assignment for the benefit of creditors, then the Shareholder shall give immediate written notice to the Company of the involuntary transfer and of the number of shares involuntarily transferred. Upon an involuntary transfer, and notwithstanding any failure of the Shareholder or transferee to deliver notice, the Company will have the option to purchase all or any portion of the transferred shares, at a price equal to the purchase price.

  - Option to Company - The Company will have a 30-day option from the date of receipt of written notice, or if no written notice is given, from the date the Company obtains actual knowledge of the involuntary transfer to purchase all or any portion of the transferred shares at the purchase price.

  - Continuation of Restrictions - If all or any portion of the transferred shares are not purchased within the time limits, the transferee and the transferred shares shall remain subject to the terms and conditions of this agreement.

  - Purchase Price - Payment of purchase price shall be paid as follows - Downpayment for the transferred shares to be purchased shall be paid in cash in an amount equal to 20% of the purchase price. Balance - The balance shall be represented by a negotiable promissory note totaling the amount of said balance, which promissory note shall be dated the date of closing.

- Termination of Marital Relationship - If the marital relationship of the Shareholder is terminated by divorce and the Shareholder does not succeed to the spouse's interest in any and all shares of stock owned by the Shareholder, Shareholder and the Company will have the option, as hereinafter set forth, to purchase all or any portion of the spouse's interest in such shares of stock at a price equal to the purchase price.

  - Option to Shareholder - The Shareholder will have a 30-day option (from the date of the divorce which shall be deemed to be the date the order for judgment is filed with the court) to purchase all or any portion of the transferred shares at the purchase price.

  - Option to Company - If the Shareholder does not exercise its option in the manner set forth above, then upon expiration of the 30-day period the option will be deemed to be given to the Company who will have 30 days after the expiration of the Shareholder's 30-day option period within which to exercise its option to purchase all or any portion of the transferred shares at the purchase price.

  - Continuation of Restrictions – If all or any portion of the transferred shares are not purchased within the time limit set forth above, the spouse and the transferred shares shall remain subject to the terms and conditions of this agreement.

- Payment of Purchase Price – Downpayment – the downpayment for the transferred shares to be purchased shall be paid in cash and equal to twenty percent (20%) of the purchase price. Balance – the balance shall be represented by a negotiable promissory note totaling the amount of said balance, which note shall be dated the date of closing.

- Disability of a Shareholder – In the event of the disability of the shareholder, his stock shall be offered to the Company. The Company shall be obligated to purchase as much of the stock owned by the disabled shareholder as the Company is legally permitted to purchase.

  - Definition of Disability – The continuation of a condition resulting from any physical or mental injury, illness or other impairment which shall render the shareholder incapable of performing the normal full-time services previously rendered to the Company by the shareholder for a continuous period of six months. Determination – the shareholder and the Company shall each obtain the written opinion of a medical doctor as to whether this shareholder is disabled. Provisions are provided in the agreement if the two doctors do not agree as to whether this shareholder is disabled.

  - Insurance Policies – The Company may purchase and maintain, at the Company's sole cost and expense, disability insurance on the shareholder.

  - Death of Disabled Shareholder – In the event the disabled shareholder dies before having received, in cash, the entire purchase price, the Company shall complete the purchase. All proceeds of life insurance policies shall inure to the benefit of the Company.

- Death of a Shareholder – In the event of the death of the shareholder, his stock shall be offered to the Company. The Company shall be obligated to purchase as much of the stock owned by the deceased shareholder as the Company is legally permitted to purchase.

  - Insurance Policies – The Company may purchase and maintain, at the Company's sole cost and expense, life insurance on the shareholder.

- Termination of Employment of a Shareholder – Whether or not such termination is voluntary or involuntary on the part of the shareholder, the Company shall be legally obligated to purchase as much of the stock owned by the shareholder as the Company is legally permitted to purchase.

  - Death or Disability of Terminating Shareholder – In the event the terminated shareholder dies or becomes disabled during the option periods, or prior to closing, the deceased or disabled shareholder's stock shall be subject to the provisions relating to death, or the provisions relating to disability.

- Covenant Not to Compete – During the term of his ownership in the Company and for a period of one year following the disposition of the shareholder's stock, shareholder agrees that he will not either directly or indirectly:

a. Within a radius of fifty (50) miles of any present or future office of the employer or affiliate or provide any services to any corporation, partnership, person, firm, or other business that is engaged in a business which is the same or substantially similar to that of the employer:

b. Call upon, solicit, divert or attempt to take away any of the customers, consultants, vendors or vendors of the employer or business of the employer; or

c. Induce or attempt to induce any employee of employer to do any of the foregoing or to discontinue such employee's employment with employer.

- Exercise of Options – Resolution required.

- Determination of Purchase Price – The purchase price shall be an amount equal to the "Book Value" of the shares. The "Book Value" of the shares shall be the book value of the shares according to the most recently concluded fiscal year of the Company, as determined by the Company's regularly employed accounts in accordance with generally accepted accounting principles, consistently applied.

- Payment Upon Disability or Death – Twenty percent of the purchase price shall be paid in cash by the Company at the closing and the balance by a negotiable promissory note payable to the order of the disabled shareholder.

    Payment Upon Death – At the closing the Company shall pay in cash to the deceased shareholder's personal representative the amount of the purchase price out of any insurance proceeds received by the Company on each policy of insurance in its possession on the life of the deceased shareholder. If there is no insurance owned by the Company on the life of the deceased shareholder, or if the insurance proceeds are insufficient to pay the entire purchase price, the Company shall pay the greater of the amount - the insurance proceeds, or twenty percent of the purchase price, which amount shall be paid in cash by the Company at the closing, and the balance shall be paid by a negotiable promissory note. Interest on the note is 7%.

- Tag Along Option – If the shareholder desires to sell and transfer his shares to a third party which will result in more than fifty percent of the issued and outstanding shares of the Company being transferred to such third party ("Control Share Transfer"), shareholder agrees to provide written notice to Dobbs of the proposed Control Share Transfer.

- Resignation – At closing, the shareholder shall, if requested to do so by the Company, deliver a written resignation as an employee and/or officer of the Company in the event that prior thereto the shareholder was either an employee or officer of the Company.

- Purchase of Insurance Policies by Selling Shareholder – In the event the Company shall purchase all of the shares of stock of the Company owned by the shareholder, the shareholder shall have the right and option for 60 days from closing to purchase from the Company, for cash, all insurance policies on his life owned by the Company for a price equal to their total cash surrender value at such date, less any indebtedness secured by their cash value.

- Termination of Agreement – The liquidation, dissolution or bankruptcy of the Company, or the cessation of the business of the Company. Mutual agreement of the shareholder and the Company.

- S Corporation Taxation – Shareholder agrees to take no future action which will jeopardize or cause the termination of Company's election to be taxed as an S Corporation, unless shareholders owning a majority of the shares in the Company elect to terminate the election.

- Governing Law – Minnesota.

- Spousal Consent – The spouse agrees and acknowledges that the terms and conditions of this agreement shall govern.

- Right of Set-Off- The Company shall be entitled to offset any amount owed to the shareholder as a result of the purchase of the shareholder's stock under this agreement by any amount due and owing from the shareholder to the Company.

- No Pledge of Stock – Shareholder agrees that the shareholder will not create, incur or suffer to exist any pledge on, security interest in, or other charge or encumbrance of any nature on the shares, other than the pledge of shares made pursuant to that certain stock pledge agreement of even date herewith by and between the shareholder on the Company, without the prior written consent of the Company.

- The Document is Fully Executed –

EXHIBITS TO STOCK RESTRICTION AGREEMENT

- Description of Disability Insurance Policies – None.

- Description of Life Insurance Policies – There is nothing attached.

(FORM OF)
IMPOUNDMENT AGREEMENT.

THIS IMPOUNDMENT AGREEMENT made and entered into this 23rd day of December, 2002, by and between HERITAGE DEVELOPMENT, INC. (hereinafter called the Issuer), and PREMIER BANK, a state banking association with principal offices at 2866 White Bear Avenue, Maplewood, MN 55109 (hereinafter called the Impoundment Agent).

WITNESS THAT:

WHEREAS, Issuer has applied to the commissioner of commerce for the State of Minnesota (hereinafter called the commissioner) for registration of Convertible Subordinated Debentures ("Debentures") for sale to the residents of the State of Minnesota; and

WHEREAS, as a condition of registration of such offering under the Securities Laws of the State of Minnesota the commissioner requires that the Issuer provide for the impoundment of the proceeds to be received from such offering of securities; and

WHEREAS, the Issuer and the Impoundment Agreement desire to enter into an agreement with respect to the said impoundment of proceeds;

NOW, THEREFORE, in consideration of the premises and agreements set forth herein, the parties hereto agree as follows:

1.) PROCEEDS TO BE PLACED IN ESCROW:

All proceeds received from the sale of the securities subject to this Impoundment Agreement on or after the date hereof shall be paid to the Impoundment Agent within two business days from the date of sale and deposited by Impoundment Agent in an escrow account. During the term of this Impoundment Agreement, the Issuer shall cause all checks received by them in payment for such securities to be either payable to the Impoundment Agent or endorsed forthwith to the Impoundment Agent.

2.) IDENTITY OF SUBSCRIBERS:

The Issuer shall cause to be delivered to the Impoundment Agent two signed counterparts of each Subscription Agreement which shall contain, among other things, the name and address of each subscriber thereto, the date and amount subscribed, and the amount paid, or, in the alternative, shall furnish to the Impoundment Agent with each deposit of funds in the impoundment a list of the persons who have subscribed the money, showing the name, address, date and amount of subscription, and amount of money paid. All proceeds so deposited shall remain the property of the subscriber and shall not be subject to any liens or charges by the Impoundment Agent, or judgments or creditors' claims against the Issuer until released to the Issuer as hereinafter provided.

3.) DISBURSEMENT OF FUNDS:

Upon the receipt by Impoundment Agent of amounts paid in of not less than $500,000, the Impoundment Agent shall forthwith notify the commissioner in writing of the impoundment of such amounts. Upon receipt by Impoundment Agent of written authorization from the commissioner, then said Impoundment Agent, on demand of the Issuer, shall pay over to the Issuer all impounded funds. If the specified minimum amount of proceeds have not been impounded during the term of impoundment, then, within three business days after the last day of the term of impoundment, the Impoundment Agent shall notify the commissioner in writing that the conditions of impoundment have not been satisfied, and shall within a reasonable time, but in no event not more than thirty (30) days after the last day of the term of impoundment, refund to each subscriber at the address appearing on the Subscription Agreement or list of subscribers, or at such other address as shall be furnished the Impoundment Agent by the subscriber in writing, all sums paid pursuant to the subscription, and shall then notify the commissioner in writing of such refund.

4.) TERM OF IMPOUNDMENT:

This impoundment shall terminate on the 365th day following the effective date of the registration of the Issuer's securities in the State of Minnesota, unless extended by the consent in writing of the parties hereto and all subscribers to the securities subscribed to date and the commissioner. Upon termination hereof, whether after extension or otherwise, the Impoundment Agent shall disburse the funds in the impoundment account in the manner and upon the terms directed in paragraph three hereof. The Issuer may abandon the sale of securities anytime prior to the date above. Upon the receipt of a copy of the Resolution authorizing said abandonment, duly attested to by the Secretary of the Issuer, accompanied by the written consent of the commissioner, Impoundment Agent shall be authorized to refund the moneys received from the subscribers.

5.) TERMINATION BY REVOCATION OR SUSPENSION:

If at anytime prior to the termination under paragraph four of this impoundment, said Impoundment Agent is advised by the commissioner that the registration to sell securities has been revoked or suspended, said Impoundment Agent shall thereupon return all funds to the respective subscribers.

6.) CONSENT OF COMMISSIONER TO RELEASE FUNDS:

No funds shall be released to the Issuer hereunder except upon the express written authorization of the commissioner. If the commissioner finds that any conditions of this Agreement have not been satisfied, or that any provisions of the Minnesota Securities Laws or regulations have not been complied with, then the commissioner may withhold such authorization for release of funds by the Impoundment Agent to the Issuer and may direct the Impoundment Agent to return the funds to the subscribers. In making a determination hereunder, the commissioner may require from the Issuer a statement of all expenses and/or all amounts paid into the escrow, certified by an independent certified public accountant or an officer of the Issuer and any further financial or other information as the commissioner may deem appropriate or helpful in making such determination.

7.) INSPECTION OF RECORDS:

The commissioner may, at any time, inspect the records of the Impoundment Agent, insofar as they relate to this Impoundment Agreement, for the purpose of determining compliance with and conformance to the provisions of this Impoundment Agreement.

8.) DUTY AND LIABILITY OF THE IMPOUNDMENT AGENT:

The sole duty of the Impoundment Agent, other than as herein specified, shall be to receive said funds and hold them subject to release, in accordance with the written instructions of the commissioner, and the Impoundment Agent shall be under no duty to determine whether the Issuer is complying with requirements of the commissioner in tendering to the Impoundment Agent said proceeds of the sale of said securities.

The Impoundment Agent may conclusively rely upon and shall be protected in acting upon any statement, certificate, notice, request, consent, order or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Impoundment Agent shall have no duty or liability to verify such statement, certificate, notice, request, consent, order or other document and its sole responsibility shall be to act only as expressly set forth in this Impoundment Agreement. The Impoundment Agent shall be under no obligation to institute or defend any action, suit or proceeding in connection with this Impoundment Agreement unless first indemnified to its satisfaction. The Impoundment Agent may consult counsel in respect of any question arising under this Impoundment Agreement and the Impoundment Agent shall not be liable for any action taken or omitted in good faith upon advice of such counsel. All funds held by Impoundment Agent pursuant to this Impoundment Agreement shall constitute trust property for the purposes for which they are held and the Impoundment Agent shall not be liable for any interest thereon.

9.) IMPOUNDMENT AGENT'S FEE:

The Impoundment Agent shall be entitled to reasonable compensation for its services. The fee agreed upon for services rendered hereunder is intended as full compensation for the Impoundment Agent's services as contemplated by this Agreement; provided, however, in the event that the conditions of this Impoundment Agreement are not fulfilled, or the Impoundment Agent renders any material service not contemplated in this Agreement, or there is any assignment of interest in the subject matter of this Impoundment Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Impoundment Agent is made a party to or justifiably intervenes in any litigation pertaining to this Impoundment Agreement, or the subject matter hereof, the Impoundment Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorney's fees, occasioned by any delay, controversy, litigation, or event, and the same may be recoverable from the Issuer only.

10.) BINDING AGREEMENT AND SUBSTITUTION OF IMPOUNDMENT AGENT:

The terms and conditions of this Agreement shall be binding on the heirs, executors and assigns, creditors or transferees, or successors in interest, whether by operation of law or otherwise, of the parties hereto. If, for any reason, the Impoundment Agent named herein should be unable or unwilling to continue as such Impoundment Agent, then the other parties to this Agreement may substitute, with the consent of the commissioner, another Impoundment Agent. Any apportionment of the fees provided for in paragraph nine will be subject to agreement of the parties.

11.) ISSUANCE OF CERTIFICATES:

Until the terms of this Agreement have been met and the funds hereunder released to the Issuer, the Issuer may not issue any certificates or other evidence of securities, except subscription agreements.

IN WITNESS WHEREOF, the parties hereto have executed this Impoundment Agreement on the date first above written.

HERITAGE DEVELOPMENT, INC.

By ______________________________

Impoundment Agent

By ______________________________

Its ______________________________
(an authorized signature)

Accepted for filing:

____
Commissioner of Commerce

760250.1

Virchow Krause & company

ORIGINAL

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated February 4, 2002 for the years ended December 31, 2001 and 2000, included in and made a part of the Form 1-A filing of Heritage Development, Inc. and Subsidiaries.

Virchow Krause + Co., LLP

Minneapolis, Minnesota
December 20, 2002

7900 Xerxes Avenue South • Suite 2400 • Bloomington, MN 55431-1115 • Tel 952.835.1344 • Fax 952.835.5845 • www.virchowkrause.com
Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • Member of Summit International Associates, Inc.

Exhibit 11.1

LARKIN, HOFFMAN, DALY & LINDGREN, LTD.

ATTORNEYS AT LAW

1500 WELLS FARGO PLAZA
7900 XERXES AVENUE SOUTH
BLOOMINGTON, MINNESOTA 55431-1194
TELEPHONE (952) 835-3800
FAX (952) 896-3333

(FORM OF OPINION)

January __, 2003

Heritage Development, Inc.
422 East County Road D
St. Paul, MN 55102

Ladies and Gentlemen:

We have been requested by you to render an opinion as to certain matters in connection with the sale by Heritage Development, Inc. (the "Company") of up to an aggregate Five Million and No/100 Dollars ($5,000,000.00) in principal amount of Convertible Subordinated Debentures (the "Debentures"), in this series, Series A, Series B and Series C, the principal of which is convertible into shares of the Company's common stock, par value $0.01 (the "Shares"), pursuant to an Offering Circular qualified with the Securities and Exchange Commission (the "SEC") pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A promulgated thereunder. For purposes of this letter "Offering Circular" means Part II of the Form 1-A filed with the SEC on December 30, 2002.

In rendering our opinion we have examined and relied upon the following:

(a) the Articles of Incorporation, as amended, of the Company;

(b) the Bylaws of the Company;

(c) all resolutions adopted by the Board of Directors and Shareholders of the Company related to the offering;

(d) the Company's Form 1-A;

(e) the forms of Debenture;

(f) certificates of the Officers and Directors of the Company dated as of December __, 2002;

(g) the Offering Circular; and

(h) such other documents and instruments as we have deemed necessary in order to enable us to render the opinions expressed herein.

In reaching the opinions set forth below, we have assumed, and have not independently verified, the genuineness of all signatures on all documents, the legal capacity for all purposes relevant hereto of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to the authentic originals of all documents submitted to us as copies, the correctness, completeness and accuracy of all facts set forth in all representations, warranties and certificates referred to or identified in this opinion. In examining documents executed by parties other than the Company, we have assumed that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform all of their respective obligations thereunder and have also assumed the due authorization by all requisite corporate action and execution and delivery of such documents by such parties, and the validity and binding effect of those documents on those parties. As to questions of fact material to our opinions, we have relied upon the representations and warranties made in the Offering Circular and upon certificates of the officers and directors of the Company and of public officials ("Certificates").

For the purposes of rendering this opinion, we have assumed that no person or entity has engaged in fraud or misrepresentation regarding the inducement relating to, or the execution or delivery of, the documents reviewed. Furthermore, we express no opinion as to the validity of any of the assumptions, form or content of any financial or statistical data contained in the Offering Circular. We do not assume any obligation to advise investors or their representatives beyond the opinions specifically expressed herein.

Based upon the foregoing assumptions, our review of the above documents and our reliance, as to factual matters, upon the representations in the certificate of the Company's officers and directors, and subject to the limitations and qualifications listed herein, we are of the opinion that upon receipt of payment for the debentures, and issuance of the debentures to subscribers:

1. The Debentures will be legally issued and constitute binding obligations of the Company; and

2. The Shares, when issued upon conversion of the Debentures, will be validly issued, fully paid, and non-assessable.

Our opinion is limited to the specific opinions above and is limited in all respects to laws and facts existing on the date of this letter. We disavow any obligation to update this opinion letter or advise you or any investor of any changes in our opinions in the event of changes in applicable laws or facts or if additional or newly discovered information is brought to our attention. In the event that any of the facts are different from those which have been furnished to us and upon which we have relied, the opinions as set forth above cannot be relied upon.

The foregoing opinions are subject to the following qualifications (in addition to the qualifications, exceptions, limitations and assumptions specified above):

A. Our opinions as they relate to the legality, validity, binding effect and/or enforceability of the Debentures and the Shares are subject to the limitations that might result from bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent or preferential transfer, fraudulent conveyance, and other state and federal laws relating to or affecting the rights or remedies of creditors generally, now or hereafter, in effect.

B. Our opinions as they relate to the legality, validity, binding effect and/or enforceability of the Debentures and Shares are subject to the qualification that the availability of the remedies of specific performance or injunctive relief, or any other equitable remedy, is subject to the discretion of the court before which a proceeding therefor may be brought, equitable defenses and the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including, without limitation, concepts of materiality, reasonableness, good faith, fair dealing and other similar doctrines affecting the enforcement of agreements generally.

C. Except as expressly stated herein, no opinion is expressed or implied as to the truth, accuracy or completeness of any of the representations, warranties or other statements of the Company or any other person contained in the Offering Circular or Debentures.

D. We express or imply no opinion as to what actions the Company is required to or may take or fail to take after the closing of the offering which, if taken or not taken, would affect or impair the legality, validity, binding effect and/or enforceability of the Debentures and Shares or the rights and remedies of the parties thereunder.

E. While certain members of this firm are qualified to practice in states other than Minnesota, we have not examined the laws of any state other than Minnesota or consulted with members of this firm who are admitted in other jurisdictions with respect to the laws of such jurisdictions. Accordingly, our opinions contained herein are limited exclusively to the laws of the State of Minnesota (excluding principles of conflict of laws) and the federal securities laws of the United States of America, and we express or imply no opinion with respect to the laws of any other jurisdiction.

F. Certain rights, remedies, waivers and indemnities contained in the Debentures, in addition to those specifically enumerated above, may be limited or rendered ineffective by applicable Minnesota laws or judicial decisions governing such provisions, but such laws and judicial decisions do not render the Debentures invalid as a whole, and there exist, in the Debentures or pursuant to applicable law, legally adequate remedies for a realization of the principal benefits intended to be provided by the Debentures.

G. We express no opinion as to the effect of judicial decisions which may permit the introduction of extrinsic evidence to modify the terms or the interpretation of the Debentures.

H. We express no opinion as to the effect of the application of equitable principles or rules of law governing specific performance, injunctive relief or other equitable remedies (in each case regardless of whether considered in a proceeding at law or in equity).

Please be advised that this opinion letter is as of the date hereof and that events and developments subsequent hereto (including changes in present law or the interpretations of such laws) could cause the foregoing opinions, if given then, to be changed or withdrawn. We disclaim any responsibility to advise you or any investor of any such events or developments which hereafter may be brought to our attention.

The opinions expressed herein are furnished by us solely for your benefit in connection with the above transaction, and may not be relied upon, quoted from or delivered to any person without our express prior written consent. This opinion letter speaks only as of the date hereof and is limited to present statutes, laws and regulations and to the facts as they currently exist, and we have assumed no obligation to update or supplement this opinion letter. The opinions expressed herein are an expression of professional judgment and are not for guaranty of result.

This opinion letter is provided to you as a legal opinion only and not as a guarantee or warranty of the matters discussed herein or in the documents referred to herein. No opinion may be inferred or implied beyond the matters expressly stated herein. This opinion is solely for your information and that of your successors and assigns, and is not to be quoted in whole or in part or otherwise referred to, nor is it to be filed with or disclosed to any other person without our prior written consent. We consent to the filing of this opinion as an exhibit to the Registration Statement. It may not be relied upon by any other person or in any other transaction without our express prior written consent.

Very truly yours,

[FORM]

LARKIN, HOFFMAN, DALY & LINDGREN, Ltd.